Exhibit 2.1

Execution Version

PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

NRG ENERGY, INC.

AND

ORBIT ACQUISITION HOLDCO, LLC

DATED AS OF NOVEMBER 9, 2026

i

Annexes and Schedules

Annex A	Form of Transition Services Agreement
Annex B	Form of Assignment and Assumption Agreement
Annex C	Employee Matters
Annex D	Forms of New Commercial Contracts

Acquired Company Disclosure Schedule

Buyer Disclosure Schedule

v

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”) dated as of November 9, 2026, is entered into by and between NRG Energy, Inc., a Delaware corporation (“Seller”), and Orbit Acquisition Holdco, LLC, a Delaware limited liability company (“Buyer”).

W I T N E S S E T H:

WHEREAS, (a) Seller owns indirectly all of the issued and outstanding Equity Interests (the “Linebacker Interests”) of (i) Linebacker Power Funding, LLC, a Delaware limited liability company (“Linebacker”), and (ii) Jack County Power Development, LLC, a Delaware limited liability company (“Jack County Development”); and (b) Seller owns indirectly all of the issued and outstanding Equity Interests (the “Lightning Interests”, and, together with the Linebacker Interests, the “Acquired Interests”) of each of (i) Ravenswood Operations, LLC, a New York limited liability company (“Ravenswood Operations”), (ii) Ravenswood Services, LLC, a New York limited liability company (“Ravenswood Services”), (iii) Ravenswood Holdings, LLC, a Delaware limited liability company (“Ravenswood Holdings”), (iv) Ravenswood Unit 40, LLC, a New York limited liability company (“Ravenswood Unit 40”), (v) Ocean State Power, LLC, a Rhode Island limited liability company (“Ocean State”), (vi) Wallingford Energy, LLC, a Connecticut limited liability company (“Wallingford”), and (vii) Rise Development, LLC, a Delaware limited liability company (“Rise”);

WHEREAS, Buyer desires to purchase all of the Acquired Interests, and thereby directly or indirectly acquire the Acquired Companies, and Seller desires to sell to Buyer all the Acquired Interests, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Buyer has received the Financing Commitments and the Equity Commitment Letter (each as defined below) and provided copies thereof to Seller;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Seller’s willingness to enter into this Agreement, the Equity Investor has duly executed and delivered to Seller a limited guaranty, dated as of the date of this Agreement, in favor of Seller (the “Limited Guaranty”); and

WHEREAS, Seller has obtained all necessary approvals and consents under its Governing Documents to enter into this Agreement and consummate the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the parties hereto agree as follows:

Article 1
Definitions

Section 1.01.     Definitions. In this Agreement, the following terms shall have the following meanings:

“Access Restrictions” means the right of Buyer or Seller, as applicable, to not disclose, provide or otherwise furnish to any Person any document, agreement, instrument or other information if (a) doing so would violate any Applicable Law or applicable Permits or (b) prior to the expiration of the applicable waiting period or receipt of clearance, in each case under the HSR Act, doing so would reasonably be expected to raise antitrust “gun jumping” concerns or issues.

“Acquired Companies” means, collectively, Linebacker, Jack County Development, Ravenswood Operations, Ravenswood Services, Ravenswood Holdings, Ravenswood Unit 40, Ocean State, Wallingford and Rise, and each direct and indirect Subsidiary of the foregoing.

“Acquired Company” means, individually, each of Linebacker, Jack County Development, Ravenswood Operations, Ravenswood Services, Ravenswood Holdings, Ravenswood Unit 40, Ocean State, Wallingford or Rise, together with all of such entity’s respective Subsidiaries (unless the context requires reference to a single entity, in which case Acquired Company shall be deemed to refer to one of the foregoing entities, as applicable).

“Acquired Company Credit Support” means all letters of credit, guarantees, financial assurances, surety bonds, performance bonds, bid bonds, letters of indemnity or other contractual obligations entered into by any Acquired Company, together with all support obligations thereunder.

“Acquired Company Disclosure Schedule” means the disclosure schedules with respect to this Agreement delivered by Seller to Buyer on the date hereof.

“Acquired Company Financial Statements” has the meaning set forth in Section 3.07(f).

“Acquired Company Intellectual Property Rights” means any or all Intellectual Property Rights owned (or purported to be owned), in whole or in part, by the Acquired Companies, and includes all Acquired Company Registered IP, Proprietary Software, and all Intellectual Property Rights required to be set forth in Section 3.13(a) of the Acquired Company Disclosure Schedule.

“Acquired Company Leased Real Property” means all real property and interests in real property leased, subleased, licensed or otherwise occupied (including by way of or in connection with an easement) by any Acquired Company (but excluding any Acquired Company Owned Real Property), in each case together with all buildings, structures, improvements and fixtures thereon.

“Acquired Company Material Adverse Effect” means any Effect that, individually or in the aggregate, (a) would or would reasonably be expected to prevent or impair Seller’s ability to consummate the sale of the Acquired Interests and the other transactions contemplated hereby or (b) was, is or would reasonably be expected to be materially adverse to the condition (financial or otherwise), assets, businesses or results of operations of the Acquired Companies, taken as a whole, excluding, in the case of the foregoing clause (b), any Effect resulting from (i) changes in GAAP or changes in other regulatory or accounting requirements applicable to any industry in which the Acquired Companies operate, (ii) changes in the financial, securities, currency, capital, credit or commodities markets or in general economic, political or regulatory conditions in any jurisdiction in which the Acquired Companies operate, (iii) any change generally affecting the international, national, regional or local wholesale or retail markets for electric power, or for the natural gas or oil industries or the transportation or storage of natural gas or oil, (iv) any change in markets for other commodities or supplies used in connection with the Business, (v) any failure or bankruptcy (or any similar event) of any financial services or banking institution or insurance company, (vi) any change in market design, pricing or rules (including rules, systems, procedures, guidelines or requirements promulgated or modified by any regional transmission organization, North American Electric Reliability Corporation or any successor thereto or any similar organization), including with respect to markets for electric power, natural gas or oil, or any new or announced power provider entrants, including their effect on pricing or transmission, (vii) changes in Applicable Law (including the issuance, modification or termination of any federal executive order) or changes in conditions generally affecting any industry in which the Acquired Companies operate, (viii) acts of war, sabotage or terrorism (including cyber-terrorism), cyber-attack, natural disasters (including hurricanes, tornadoes, floods, earthquakes and weather-related events) or health conditions (including any epidemic, pandemic or disease outbreak) in or involving any jurisdiction in which the Acquired Companies operate, or any labor strike, request for representation, organizing campaign, work stoppage, slowdown, lockout or other labor dispute, (ix) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Applicable Law or guidelines, responses or recommendations of or promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, or commercially reasonable measures taken by the Acquired Companies, in each case, in connection with or in response to any such health condition, including any Effect with respect to any health condition or such measures or any escalation or worsening thereof, (x) changes to rates of tariffs or quotas applicable to goods, services, territories or Persons affecting any industry in which the Acquired Companies operate, (xi) the execution of this Agreement, the announcement, pendency or consummation of the transactions contemplated hereby or the identity of the parties to the Agreement, including the effect of any of the foregoing on the relationships, contractual or otherwise, of the Acquired Companies with clients, customers, employees, suppliers, vendors, service providers or Governmental Authorities, (xii) any failure to meet any internal or analysts’ projections, forecasts or predictions in respect of financial performance (it being understood that any underlying facts giving rise or contributing to such failure that are not otherwise excluded from the definition of “Acquired Company Material Adverse Effect” may be taken into account in determining whether there has been an Acquired Company Material Adverse Effect), or (xiii) any action taken (or omitted to be taken) at the written direction or with the written consent of Buyer; except, in the case of clauses (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) and (x) to the extent the Acquired Companies, taken as a whole, are materially and disproportionately affected thereby relative to other participants in the industry or industries or geographic markets in which the Acquired Companies operate (in which case only the incremental material and disproportionate Effect or Effects may be taken into account in determining whether there has been an Acquired Company Material Adverse Effect).

“Acquired Company Owned Real Property” has the meaning set forth in Section 3.26(b).

“Acquired Company Real Property” means the Acquired Company Owned Real Property and the Acquired Company Leased Real Property.

“Acquired Company Registered IP” means any or all of the Registered IP that is owned (or purported to be owned), in whole or in part, by the Acquired Companies.

“Acquired Company Systems” means any or all IT Systems that are owned, used, held for use, leased, licensed, outsourced, or controlled by or for the Acquired Companies.

“Acquired Company Title Policies” has the meaning set forth in Section 3.26(c).

“Acquired Company’s Knowledge” or any other similar knowledge qualification in this Agreement means the actual knowledge (and not imputed or constructive knowledge) of the natural persons set forth in Section 1.01-K of the Acquired Company Disclosure Schedule after due inquiry by each such Person of such Person’s direct reports.

“Acquired Interests” has the meaning set forth in the recitals.

“Action” means any complaint, claim, crossclaim, counterclaim, cause of action, demand, petition, investigation, audit, charge, demand, litigation, mediation, contest, hearing, arbitration, suit, administrative proceeding or other similar action or proceeding of any kind, whether civil, criminal, administrative or investigative, by or before any Governmental Authority.

“Adjustment Amount” has the meaning set forth in Section 2.04(e).

“Adjustment Calculation Time” means 12:01 a.m. (New York time) on the Closing Date.

“Adjustment Terms” has the meaning set forth in Section 2.04(b).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that, unless otherwise specified, after the Closing, none of the Acquired Companies shall be deemed to be an Affiliate of Seller for the purposes of this Agreement. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Affiliate Contract” means any Contract, excluding for the avoidance of doubt any Intercompany Account, between (a) an Acquired Company, on the one hand, and (b) Seller or any of its Subsidiaries (other than any of the other Acquired Companies) or any director, manager, officer or employee of Seller or any of its Subsidiaries (other than any of the other Acquired Companies), on the other hand.

“Agreed Purchase Price Allocation” has the meaning set forth in Section 2.06(b).

“Agreement” has the meaning set forth in the preamble.

“Allocated Allowances” has the meaning set forth in Section 6.13(c).

“Alternative Financing” has the meaning set forth in Section 6.16(a).

“Alternative Financing Commitments” means the commitments that provide for any Alternative Financing.

“Alternative Proposal” has the meaning set forth in Section 6.12.

“AML Laws” means, with respect to any Person, all Applicable Law concerning or relating to anti-money laundering, including (a) the financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970 (also known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) and (b) the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).

“Anti-Corruption Laws” means, with respect to any Person, all Applicable Law concerning or relating to bribery or corruption applicable to the relevant Person by virtue of such Person being organized or operating in the jurisdiction of such Applicable Law, including (a) the U.S. Foreign Corrupt Practices Act of 1977; (b) the UK Bribery Act 2010; (c) the Corruption of Foreign Public Officials Act (Canada) and the Criminal Code (Canada); and (d) Laws adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and any other similar laws, rules, and regulations of any applicable jurisdiction.

“Applicable Law” or “Law” means, with respect to any Person, all applicable transnational, domestic or foreign, federal, state or local constitutions, laws, acts, statutes, rules, regulations, tariffs, codes, ordinances, directives, statutes, treaties, conventions and other agreements between states, or between states and other supranational bodies, rules of common law, and all other laws of, or having an effect in, any jurisdiction from time to time, including Market Rules and Procedures, and any binding injunction, order, decree, judgment or ruling of any Governmental Authority having jurisdiction with respect to such Person, in each case, to the extent that it has the force of law.

“Assets” of any Person means any assets or properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible and wherever situated), operated, owned or leased by such Person.

“Assigned Contracts” means the Contracts set forth on Section 6.20(a) of the Acquired Company Disclosure Schedule.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement dated as of the Closing Date among Seller and each of the Selling Entities, on the one hand, and Buyer, on the other hand, substantially in the form set forth on Annex B, evidencing the assignment of the ownership to Buyer of the Acquired Interests free and clear of all Liens (other than Permitted Equity Liens).

“Auditor” has the meaning set forth in Section 2.04(d).

“Balance Sheet Date” means September 30, 2026.

“Base Purchase Price” means Four Billion Dollars ($4,000,000,000).

“Business” means, collectively, the business and operations of the Acquired Companies, and the conduct of other activities by the Acquired Companies incidental to the foregoing, all as conducted as of the date of this Agreement, taken or assessed as a whole, including the ownership, operation, maintenance and development of the power generating facilities set forth on Section 1.01-B of the Acquired Company Disclosure Schedule (each, a “Facility”) and all related activities conducted by the Acquired Companies, including the generation and sale of electricity and capacity.

“Business Day” means a day, other than a Saturday or Sunday or public holiday in New York, New York, on which banks are open in New York, New York for general commercial business.

“Business Employee” means an individual who is indicated by title and location on Section 1.01-BE of the Acquired Company Disclosure Schedule.

“Business Marks” has the meaning set forth in Section 6.19(b).

“Buyer” has the meaning set forth in the preamble.

“Buyer Cure Period” has the meaning set forth in Section 9.01(a)(v)(A).

“Buyer Disclosure Schedule” means the disclosure schedules with respect to this Agreement delivered by Buyer to Seller on the date hereof.

“Buyer Material Adverse Effect” means any Effect that, individually or in the aggregate, would or would reasonably be expected to prevent or impair Buyer’s ability to consummate the purchase of the Acquired Interests and the other transactions contemplated hereby.

“Buyer Related Parties” has the meaning set forth in Section 9.03(b).

“Buyer Termination Fee” means an amount equal to Two Hundred Million Dollars ($200,000,000).

“Buyer’s Knowledge” or any other similar knowledge qualification in this Agreement means the actual knowledge (and not imputed or constructive knowledge) of the natural persons set forth in Section 1.01-BK of the Buyer Disclosure Schedule after due inquiry by each such Person of such Person’s direct reports.

“Casualty Loss” has the meaning set forth in Section 6.14(a).

“Catastrophic Loss Amount” means an amount equal to Five Hundred Million Dollars ($500,000,000).

“Clean Air Market Allowances” means the emission allowances under the cap-and-trade programs for the Acid Rain Program and the Cross-State Air Pollution Rule administered by the Clean Air Markets Division of the U.S. Environmental Protection Agency in accordance with the Clean Air Act and relevant regulations promulgated thereunder.

“Closing” has the meaning set forth in Section 2.02.

“Closing Date” means the date of the Closing.

“Closing Purchase Price” equals the Base Purchase Price, plus the Estimated Net Working Capital Adjustment, minus the Estimated Indebtedness, minus the Estimated Transaction Expenses.

“Closing Statement” has the meaning set forth in Section 2.04(b).

“Code” means the Internal Revenue Code of 1986.

“Company Benefit Plan” means, other than any Multiemployer Plan, any Employee Benefit Plan that is sponsored, maintained or contributed to by the relevant Acquired Company as of the Closing Date, or for which such Acquired Company will have any liability, on or following the Closing. For the avoidance of doubt, no Seller Benefit Plan shall be deemed to be a Company Benefit Plan.

“Condemnation” has the meaning set forth in Section 6.14(a).

“Condemnation Value” has the meaning set forth in Section 6.14(b).

“Confidentiality Agreement” means that certain Confidentiality and Non-Disclosure Agreement, dated as of October 5, 2026, by and between Seller and LS Power Equity Advisors, LLC, a Delaware limited liability company, which terminated by its terms upon the execution of this Agreement.

“Continuing Credit Support” has the meaning set forth in Section 6.10(c).

“Contract” means any note, bond, mortgage, indenture, guarantee, license, franchise, agreement, understanding, arrangement, contract, commitment, letter of intent or other legally binding instrument or obligation.

“Copyleft Terms” means any terms of a license commonly referred to as an open source, free Software, copyleft, or community source code license or any similar license, in each case that require, as a condition of or in connection with any use, modification, reproduction, or distribution of any Software licensed thereunder (or any Proprietary Software or other Acquired Company Intellectual Property Rights that are used by, incorporated into or includes, relies on, is linked to or with, is derived from, or is distributed with such Software), any of the following: (a) the disclosing, making available, distribution, offering or delivering of source code regarding such Proprietary Software or other Acquired Company Intellectual Property Rights for no or minimal charge; (b) the granting of permission for creating modifications to or derivative works of such Proprietary Software or other Acquired Company Intellectual Property Rights; (c) the granting of a royalty-free license, whether express, implied, by virtue of estoppel or otherwise, to any third party under Intellectual Property Rights (including Patents) regarding such Proprietary Software or other Acquired Company Intellectual Property Rights (whether alone or in combination with other hardware or Software); or (d) the imposition of restrictions on future Patent licensing terms.

“Current Representation” has the meaning set forth in Section 6.07(a).

“Debt Financing Sources” means the entities that are party to the Financing Commitments (including any lender, agent, arranger, purchaser and/or noteholder) (other than Buyer), any Alternative Financing and any other financing with respect to the transactions contemplated by this Agreement, including any commitment letters, engagement letters, credit agreements, loan agreements or indentures relating thereto (and any joinders or amendments thereof); provided that in the event that any additional lender, agent, arranger, purchaser, noteholder or other financing source is added as a party to the Financing Commitments after the date hereof, whether pursuant to any joinder agreement thereto or otherwise, the term “Debt Financing Sources” shall include each such Person; provided, further, that in no event shall Buyer or any Affiliate of Buyer be a “Debt Financing Source”.

“Debt Financing Sources Related Party” means the Debt Financing Sources and their respective Affiliates and such Debt Financing Sources’ (and their respective Affiliates’) former, current and future directors, officers, employees, members, managers, partners, controlling Persons, management companies, investment vehicles, agents, representatives, advisors, attorneys, together with the heirs, executors, successors and assigns of each of the foregoing; provided that in no event shall Buyer or any Affiliate of Buyer be a “Debt Financing Sources Related Party”.

“Deficit Amount” has the meaning set forth in Section 2.04(f).

“Definitive Financing Agreements” means the definitive agreements entered into with respect to the Financing on terms and conditions contained in the Financing Commitments (including any “market flex” provisions applicable thereto).

“Designated Person” has the meaning set forth in Section 6.07(a).

“Determination Date” has the meaning set forth in Section 2.04(d).

“Disclosing Party” has the meaning set forth in Section 6.04(a).

“Disputed Items” has the meaning set forth in Section 2.04(d).

“Effect” means an event, occurrence, fact, condition, change, development or effect.

“Employee Benefit Plan” means any written (a) “employee benefit plan” as defined in Section 3(3) of ERISA or (b) employment agreement, offer letter, severance arrangement, retention plan or other compensatory or health or welfare benefit plan or agreement, in each case, that is maintained for the benefit of or covering any Business Employees.

“End Date” has the meaning set forth in Section 9.01(a)(ii).

“Enforceability Exceptions” means applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws affecting creditors’ rights generally and general principles of equity (regardless of whether considered in a proceeding in equity or at law).

“Environmental Laws” means any Applicable Law concerning (a) pollution or the protection of the environment, natural resources, protected species or exposure to Hazardous Substances; or (b) the use, generation, handling, treatment, storage, recycling, transportation or Release of Hazardous Substances.

“Equity Commitment Letter” means the executed equity commitment letter, dated as of the date hereof (including all exhibits, schedules and annexes thereto), between Buyer and the Equity Investor, pursuant to which, among other things, the Equity Investor has committed, subject to the terms and conditions set forth therein, to purchase equity securities of Buyer, or otherwise provide equity financing to Buyer, in the amount set forth therein for the purpose of funding a portion of the Financing Uses.

“Equity Financing” means the equity financing contemplated by the Equity Commitment Letter.

“Equity Interests” means any (a) partnership interests, (b) membership interests or units, (c) units of capital stock, (d) other interest or participation right (including phantom units or interests) that confers on a Person the right to receive a unit of the profits and losses of, or any distribution or appreciation of value of, the Assets of the issuing entity, (e) subscriptions, calls, warrants, options, preemptive rights, commitments of any kind or character relating to, or entitling any Person or entity to purchase or otherwise acquire, or any irrevocable proxies or voting agreements with respect to the votes of any, or any rights to any dividend or distribution with respect to, partnership interests, membership interests or units, capital stock or any other equity securities or (f) securities convertible into or exercisable or exchangeable for partnership interests, membership interests or units, capital stock, or any other equity securities (including those set forth in the foregoing clause (e)).

“Equity Investor” means LS Power Equity Partners VI, L.P., a Delaware limited partnership.

“ERCOT” means the Electric Reliability Council of Texas.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that is considered a single employer with any other entity, trade or business (whether or not incorporated) under Sections 414(b), (c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA.

“Estimated Closing Statement” has the meaning set forth in Section 2.04(a).

“Estimated Indebtedness” has the meaning set forth in Section 2.04(a).

“Estimated Net Working Capital” has the meaning set forth in Section 2.04(a).

“Estimated Net Working Capital Adjustment” has the meaning set forth in Section 2.04(a).

“Estimated Transaction Expenses” has the meaning set forth in Section 2.04(a).

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Information” has the meaning set forth in Section 6.16(d).

“Facility” has the meaning set forth in the definition of “Business”.

“FERC” means the United States Federal Energy Regulatory Commission or any successor agency.

“FERC Approval” means the approval of FERC under Section 203 of the FPA of the transactions contemplated in this Agreement.

“Financing” has the meaning set forth in the definition of “Financing Commitments”.

“Financing Commitments” means the executed commitment letter, dated as of the date hereof (including all exhibits, schedules and annexes thereto), and the executed fee letter associated therewith, between Buyer and the Debt Financing Sources, pursuant to which the Debt Financing Sources have committed, subject to the terms and conditions set forth therein, to lend the aggregate amounts set forth therein (the “Financing”) for the purposes of funding the Financing Uses.

“Financing Documents” means each of the credit agreements, indentures, loan agreements, guarantees, security agreements, mortgages, pledge agreements, intercreditor agreements and other agreements or instruments governing or evidencing the existing credit facilities of Seller and its Subsidiaries (including the Acquired Companies), in each case as amended, restated, supplemented or otherwise modified from time to time, individually or collectively as the context requires.

“Financing Uses” means Buyer’s ability to (a) pay the aggregate Closing Purchase Price and (b) pay any and all fees and expenses required to be paid by Buyer in connection with the consummation of the transactions contemplated hereby and the Financing.

“FPA” means the Federal Power Act, 16 U.S.C. §§ 791a, et seq., and FERC’s implementing regulations promulgated thereunder.

“Fraud” means, with respect to any party hereto, actual and intentional fraud by such party with respect to the making of representations and warranties contained in this Agreement or any other Transaction Agreement by such party and not with respect to any other matters; provided that such actual and intentional fraud of such party specifically excludes any statement, representation or omission made negligently or recklessly and shall only be deemed to exist if (a) such party had actual knowledge that the representations and warranties made by such party were inaccurate when made, (b) such representations and warranties were made with the express intent to induce another party hereto to rely thereon and that such other party would take action or inaction to such other party’s detriment, (c) such reliance and subsequent action or inaction by such other party was justifiable and (d) such action or inaction resulted in actual Losses to such other party. For the avoidance of doubt, (i) the term “Fraud” does not include any claim for constructive fraud or any torts (including a claim for fraud) based on negligence or recklessness and (ii) only the party hereto that committed a Fraud shall be responsible for such Fraud.

“GAAP” means generally accepted accounting principles in the United States of America, as applied by Seller and its Subsidiaries.

“Good Industry Practices” means those practices, methods, standards and acts engaged in or approved by a significant portion of the independent electric power industry in the United States for similarly situated facilities in the region in which any Facility is located during the relevant time period, which, in the exercise of reasonable judgment in light of the facts known at the time a decision is made, would reasonably have been expected to accomplish the desired result in a manner consistent with Applicable Law, including Permits, safety, reliability and good business practices; provided that the term “Good Industry Practices” is not limited to only the optimum practices, methods, standards or acts to the exclusion of all others, but rather includes a spectrum of possible practices, methods, standards or acts commonly employed in the independent electric power industry during the relevant period in light of the circumstances.

“Governing Documents” means, as applicable, (a) the articles of association, certificate of formation or incorporation and the bylaws of a corporation, company or other corporate entity, (b) the partnership agreement and any statement of partnership of a general partnership, (c) the limited partnership agreement and the certificate or articles of limited partnership of a limited partnership, (d) the operating agreement, limited liability company agreement and the certificate or articles of organization or formation of a limited liability company, and (e) any charter or similar formation document adopted or filed in connection with the creation, formation or organization of any other Person.

“Governmental Authority” means, with respect to any Person any of the following having jurisdiction over such Person: (a) any transnational, national or foreign federal, state, municipal or local government (including any subdivision, court, tribunal, arbitral body, administrative agency, regulatory body or commission (including FERC, PUCT and NYSPSC), institution or other authority thereof), (b) any quasi-governmental or private body exercising any regulatory authority (including any self-regulatory organization, independent system operator or regional transmission organization, including ERCOT, ISO-NE, NYISO, and PJM, Taxing Authority, and the North American Electric Reliability Corporation and its regional entities, including the Northeast Power Coordinating Council, Inc., ReliabilityFirst Corporation, and the Texas Reliability Entity) or any successor thereof, or (c) any national securities exchange.

“Hazardous Substances” means any hazardous or toxic material, substance, waste, pollutant, chemical, contaminant or any toxic, radioactive or otherwise hazardous substance that is defined in or regulated by any Environmental Law, including petroleum and all byproducts or derivatives thereof, asbestos-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, and per- and polyfluoroalkyl substances.

“Hedging Arrangement” means any forward, future, swap, collar, put, call, floor, cap, exchange, hedging, option or other similar Contract the purpose of which is to benefit from, or reduce the risk of, fluctuations in the price of any commodity (including natural gas or power), securities, currencies, debt instruments, pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or combination thereof, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support or collateral (whether outstanding or otherwise), transportation or other similar arrangements related to such transaction.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Hurricane Policy” means the buyer-side representations and warranties insurance policy bearing Master Policy No. ET111-009-094, issued to Seller as named insured by the insurers identified therein, with Euclid Transactional, LLC acting as underwriting representative, in connection with the Purchase and Sale Agreement dated as of May 12, 2025, together with all excess insurance policies issued in respect thereof and all endorsements thereto.

“Income Taxes” means all Taxes based upon, measured by, or calculated with respect to overall gross or net income, overall gross or net receipts or profits (including franchise Taxes and any capital gains, alternative minimum, and net worth Taxes, but excluding Transfer Taxes incurred in connection with Buyer’s acquisition of the Acquired Interests pursuant to this Agreement and any sales, use or payroll Taxes).

“Increase Amount” has the meaning set forth in Section 2.04(f).

“Indebtedness” means, without duplication, all obligations (including in respect of outstanding principal and accrued and unpaid interest) of any Person, without duplication, in respect of (a) any indebtedness for or obligation to repay borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations, whether or not matured, to pay the deferred purchase price of property or services, including “earn-outs” but excluding trade accounts payable and other liabilities arising in the ordinary course of business; (d) any obligations as lessee required to be classified and accounted for as capital leases in accordance with GAAP (but excluding any Lease Agreement and any obligations set forth on Section 1.01-CL of the Acquired Company Disclosure Schedule); (e) any reimbursement obligations with respect to draws under outstanding letters of credit, surety bonds or similar instruments; (f) any breakage costs, prepayment penalties or premiums, bid-to-mid spreads on the early termination of hedges, or other similar costs, penalties or fees in each case due and payable other than those arising from any early repayment, termination or other action requested by Buyer, including pursuant to Section 6.18; (g) any declared but unpaid dividends or distributions; (h) any obligations in the nature of accrued fees, interest, premiums, breakage or make-whole payments, penalties or any other charges with respect to any of the foregoing. Notwithstanding the foregoing, Indebtedness with respect to the Acquired Companies shall not include any amount with respect to Taxes, any liabilities of the Acquired Companies included in Net Working Capital or Transaction Expenses, or any intercompany obligations solely between or among the Acquired Companies.

“Indebtedness Amount” means the aggregate outstanding amount of Indebtedness of the Acquired Companies, as of the Closing.

“Initial End Date” has the meaning set forth in Section 9.01(a)(ii).

“Intellectual Property Rights” means any and all intellectual property and all right, title, and interest therein or thereto arising anywhere in the world, including all: (a) trademarks, service marks, trade names, corporate names, business names, brand names, dbas, slogans, certification marks, logos, get-up or trade dress, rights to sue for passing off or unfair competition, domain names and other indicia of source (including all translations, adaptations, derivations, and combinations of the foregoing), and all goodwill associated therewith or symbolized thereby (collectively, “Trademarks”); (b) mask works; (c) patents and continuations, continuations-in-part, divisionals, reissuances, renewals, and extensions thereof, and all foreign counterparts of any of the foregoing (including utility models) (collectively, “Patents”); (d) Software; (e) copyrights, works of authorship, database rights, and all associated moral or similar rights; (f) Internet domain names, social media accounts and other handles, names and locators on the Internet; (g) rights in designs; (h) trade secrets and other rights in confidential or proprietary information or data, databases, or know-how, including ideas, formulas, compositions, technology, unpatented inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, technical data, customer lists, supplier lists, business plans, know-how, formulae, methods (whether or not patentable), specifications, designs, analyses, processes, procedures, and techniques, research and development information, industry analyses, drawings, databases, data collections and related information (collectively, “Trade Secrets”), in each case of (a)-(h), whether registered or unregistered, and including any registrations or applications for registration of any of the foregoing; and (i) any other similar type of proprietary intellectual property right or form of protection, in each case, recognized under the Applicable Law of any jurisdiction anywhere in the world or rights under international treaties, both statutory and common law rights.

“Intended Tax Treatment” has the meaning set forth in Section 2.06(a).

“Intercompany Accounts” means any intercompany accounts, balances, payables, receivables or indebtedness between Seller or any of its Subsidiaries (other than the Acquired Companies), on the one hand, and any Acquired Company, on the other hand.

“Interim Repair Actions” has the meaning set forth in Section 6.01(c).

“IRS” means the Internal Revenue Service.

“ISO-NE” means the ISO New England Inc.

“IT Systems” means the computers, networks, Software, firmware, middleware, servers, routers, hubs, switches, electronic data processing, information, record keeping, communications, telecommunications, networks, peripherals and computer systems, hardware and communication, information technology, operational technology, automated processes and storage assets, equipment, systems and services, including any outsourced systems and processes, and other similar or related items of automated, computerized, digital, or Software systems.

“Jack County Development” has the meaning set forth in the recitals.

“Jack County Development Financial Statements” has the meaning set forth in Section 3.07(e).

“Lease Agreement” means any lease, license or other document or agreement governing any Acquired Company’s use or occupancy of any Acquired Company Leased Real Property (including those made available to Buyer).

“Legal Restraints” has the meaning set forth in Section 8.01(a)(iii).

“Lien” means, with respect to any property or Asset, any mortgage, deed of trust, license, indenture, hypothecation, encumbrance, easement, encroachment, preemptive right, collateral assignment, lease, option, warrant, right of first offer, right of first refusal, right of way, lis pendens, charge, pledge, lien, restriction on use, on voting, on transfer, on alienation, on receipt of income or on the exercise of any other attribute of ownership, security interest, or title retention.

“Lien Release Letter” means, with respect to each Lien set forth on Section 1.01-LR of the Acquired Company Disclosure Schedule and any related Indebtedness, a customary release letter, agreement or other instrument executed by the secured party or other lienholder thereof (or its duly authorized agent or representative) that states that, upon or substantially concurrently with the Closing (or such other date or event specified therein, in each case, occurring prior to the Closing), (a) such Lien, and all other Liens relating to the Equity Interests, rights, properties and Assets of the Acquired Companies created in connection therewith, shall be released and terminated, and the applicable secured party or lienholder (or its counsel) authorizes the Acquired Companies and their Affiliates (or their respective counsel) to file such documents and instruments, including UCC-3 termination statements and releases of any mortgages or other security instruments of record, as are necessary to evidence such release and termination, (b) all obligations of the Acquired Companies secured by such Lien shall be released and (c) to the extent applicable, such secured party or lienholder shall deliver to the Acquired Company (or its designee) on or promptly following the Closing Date all possessory collateral (if any) in such secured party’s or lienholder’s possession.

“Lightning Interests” has the meaning set forth in the recitals.

“Limited Guaranty” has the meaning set forth in the recitals.

“Linebacker” has the meaning set forth in the recitals.

“Linebacker Financial Statements” has the meaning set forth in Section 3.07(a).

“Linebacker Interests” has the meaning set forth in the recitals.

“Loss Proceeds” has the meaning set forth in Section 6.14(b).

“Losses” means any claims, liabilities, losses, fines, penalties, Taxes, awards, judgments, costs, charges, royalties, proceedings, amounts paid in settlements, deficiencies or damages of any kind (whether absolute, accrued, contingent or otherwise), whether or not resulting from third-party claims, including reasonable out-of-pocket expenses and reasonable attorneys’, experts’ and accountants’ fees incurred in the investigation or defense of any of the same.

“Major Loss Amount” means an amount equal to Sixty Million Dollars ($60,000,000).

“Market Rules and Procedures” means all rules, tariff provisions, standards, procedures and manuals, as such may be amended or modified from time to time, that are applied by any System Operator or Administrator.

“Material Contract” has the meaning set forth in Section 3.09(a).

“MBR Authority” means an order by FERC pursuant to Section 205 of the FPA (a) authorizing an entity to sell electric energy, capacity and/or specified ancillary services at market-based rates, (b) accepting a tariff for filing that provides for such sales, and (c) granting such entity waivers of regulations and blanket authorizations customarily granted by FERC to an entity that sells wholesale power and ancillary services at market-based rates, including blanket approval for the issuance of securities and assumption of liabilities under Section 204 of the FPA and Part 34 of FERC’s regulations.

“Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA.

“Net Working Capital” has the meaning set forth in Section 1.01-NWC of the Acquired Company Disclosure Schedule and shall be calculated with respect to the Acquired Companies taking into account the adjustments set forth in this Agreement.

“New Commercial Contracts” means each Contract to be entered into by and between or among Seller and/or one or more of its Subsidiaries (other than any of the Acquired Companies), on the one hand, and Buyer and/or an applicable Acquired Company, on the other hand, for which a form is attached hereto in Annex D.

“Net Working Capital Adjustment” means any amount (which may be expressed as a positive or negative number) equal to the amount of the Net Working Capital less the Target Net Working Capital.

“NYISO” means the New York Independent System Operator Inc.

“NYSPSC” means the New York State Public Service Commission.

“NYSPSC Approval” means a New York State Public Service Commission ruling declaring that the transactions contemplated under the Agreement require no further review under §§ 70 and 83 of the New York Public Service Law or, alternatively, an order authorizing the transactions contemplated under the Agreement under §§ 70 and 83 of the New York Public Service Law.

“Ocean State” has the meaning set forth in the recitals.

“Ocean State Financial Statements” has the meaning set forth in Section 3.07(c).

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“Parent Credit Support” means all letters of credit, guarantees, financial assurances, surety bonds, performance bonds, bid bonds, letters of indemnity or other contractual obligations entered into by Seller or any of its Subsidiaries (other than the Acquired Companies) on behalf of any Acquired Company or in connection with the Business, together with all support obligations thereunder.

“Patents” has the meaning set forth in the definition of “Intellectual Property Rights”.

“Permit” means any registration, application, license, exemptions, permits, certification, approval, consent, registration, waiver and other authorizations filed with or issued or granted by a Governmental Authority.

“Permitted Equity Liens” means (a) restrictions on transfer which arise under applicable Securities Laws, (b) restrictions imposed under an Acquired Company’s Governing Documents (which, to the extent such restrictions apply to the transactions contemplated hereby, have been waived with respect hereto), (c) Liens granted or arising under those Contracts set forth on Section 1.01-L3 of the Acquired Company Disclosure Schedule and (d) Liens granted or arising under those Contracts set forth on Section 1.01-L2 of the Acquired Company Disclosure Schedule, in the case of this clause (d), to the extent released at or prior to the Closing.

“Permitted Liens” means (a) Liens arising in the ordinary course of business, including by operation of Applicable Law (including mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, repairers’, landlords’, suppliers’ and other similar Liens) and which relate to amounts not yet due and payable or, if due and payable, which are being contested in good faith by appropriate Actions and for which reserves are maintained in accordance with GAAP, (b) Liens for Taxes not yet due and payable or, if due and payable, which are being contested in good faith by appropriate Actions and for which reserves are maintained in accordance with GAAP, (c) Liens securing rental payments under capital lease agreements set forth in Section 1.01-L1 of the Acquired Company Disclosure Schedule, (d) Liens on real property existing as of the date of this Agreement or consented to by Buyer in writing (including easements, covenants, rights of way and similar restrictions of record) that (i) are matters of record, or (ii) would be disclosed by a current, accurate survey or physical inspection of such real property, (e) Liens arising under Applicable Law or the terms and conditions of any of the Acquired Companies’ Permits or Material Contracts set forth on Section 3.09(a) of the Acquired Company Disclosure Schedule, (f) real property, zoning, building codes and other land use laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property in each case which are not violated by the use or occupancy of such real property or the operation of the Business as conducted in each case as of the date of this Agreement, (g) Liens set forth on Section 1.01-L2 of the Acquired Company Disclosure Schedule to the extent released at or prior to the Closing, (h) Liens created by the execution and delivery of this Agreement, by Buyer or at Buyer’s written request, (i) Liens expressly referred to in the Acquired Company Financial Statements, (j) Liens permitted to exist on the Assets of the Acquired Companies pursuant to the terms of those Contracts set forth on Section 1.01-L3 of the Acquired Company Disclosure Schedule and (k) other Liens that would not, individually or in the aggregate, reasonably be expected to be material to the Business.

“Person” means an individual, firm, corporate body (wherever incorporated), partnership, limited liability company, association, joint venture, trust, works council or employee representative body (whether or not having separate legal personality) or other entity or organization, including a government, state or agency of a state or a Governmental Authority.

“PJM” means the PJM Interconnection, L.L.C.

“Post-Closing Representation” has the meaning set forth in Section 6.07(a).

“Post-Closing Tax Period” means any Tax period that begins after the Closing Date and, with respect to a Straddle Period, the portion of such Tax period that begins after the Closing Date.

“Power Purchase Agreement” means that certain power purchase agreement, dated as of May 12, 2025, by and between LPH Marketing, LLC, a Delaware limited liability company, and Ravenswood Operations, LLC, a New York limited liability company.

“PPA Release” has the meaning set forth in Section 2.03(a)(vi).

“Pre-Closing Tax Period” means any Tax period that ends on or before the Closing Date and, with respect to a Straddle Period, the portion of such Tax period that ends on and includes the Closing Date.

“Property Taxes” has the meaning set forth in Section 6.09(a).

“Proprietary Software” means any or all proprietary Software owned (or purported to be owned), in whole or in part, by the Acquired Companies, and includes those identified in Section 1.01-PS of the Acquired Company Disclosure Schedule.

“PUCT” means the Public Utility Commission of Texas.

“PUHCA” means the Public Utility Holding Company Act of 2005, 42 U.S.C. §§ 16451 et seq. and the regulations of FERC thereunder at 18 C.F.R. §§ 366.1, et seq.

“PURA” means the Public Utility Regulatory Act of Texas, Tex. Util. Code Ann. § 11.001 et seq., as amended.

“Purchase Price” has the meaning set forth in Section 2.01(b).

“Purchase Price Allocation Schedule” has the meaning set forth in Section 2.06(b).

“Ravenswood Financial Statements” has the meaning set forth in Section 3.07(b).

“Ravenswood Holdings” has the meaning set forth in the recitals.

“Ravenswood Operations” has the meaning set forth in the recitals.

“Ravenswood Services” has the meaning set forth in the recitals.

“Ravenswood Unit 40” has the meaning set forth in the recitals.

“Receiving Party” has the meaning set forth in Section 6.04(a).

“Registered IP” means any or all (a) Patents and Patent applications (including provisional applications); (b) registered Trademarks and any applications therefor; (c) registered copyrights and any applications therefor; (d) domain name registrations; and (e) social media accounts.

“Regulatory Approval Actions” has the meaning set forth in Section 6.02(d).

“Release” means any release, spilling, leaking, pumping, pouring, discharging, emitting, emptying, escaping, leaching, injecting, dumping, abandonment or disposing into or through the environment.

“Relevant Date” means January 31, 2026.

“Representatives” means, with respect to any party hereto, its Affiliates and its and its Affiliates’ respective directors, officers, members and/or equityholders, managers, partners, employees, legal counsel, accountants, investment bankers, advisors, consultants and other agents.

“Required Information” means (a) with respect to each fiscal quarter (other than the fourth quarter) ending after the Balance Sheet Date, financial statements of the type and in the form of the Acquired Company Financial Statements described in Section 3.07(a) through (f), except that (i) each balance sheet shall be as of the last day of such fiscal quarter and (ii) each statement of operations shall be for the period from the later of (A) February 1, 2026 and (B) the first day of the then-current fiscal year to the last day of such fiscal quarter and (b) the audited balance sheet and the related audited statements of operations and cash flows as of and for the fiscal year ended December 31, 2026 for each of the Acquired Companies, in each case for the foregoing clauses (a) and (b), prepared in accordance with GAAP and in a form customarily included in an offering memorandum, private placement memorandum, prospectus and similar documents for a securities issuance under Rule 144A of the Securities Act; provided that the audited balance sheet shall be as of December 31, 2026 and the related audited statements of operations and cash flows shall only include the period from February 1, 2026 to December 31, 2026.

“Required Regulatory Actions” has the meaning set forth in Section 6.02(f).

“Required Regulatory Approvals” means the approvals, licenses or consents set forth in Section 1.01-REG of the Acquired Company Disclosure Schedule.

“Restoration Cost” has the meaning set forth in Section 6.14(b).

“RGGI Allowances” means CO2 allowances issued under the Regional Greenhouse Gas Initiative CO2 Budget Trading Program, as implemented by the applicable participating states.

“Rise” has the meaning set forth in the recitals.

“Rise Financial Statements” has the meaning set forth in Section 3.07(f).

“Risk Management Policy” has the meaning set forth in Section 3.22.

“R&W Insurance Policy” means any buyer-side representation and warranty insurance policy, including any excess or supplemental policies related thereto, entered into and bound by Buyer or one of its Affiliates in connection with the transactions contemplated by this Agreement.

“Sanctioned Person” means, at any time, (a) any Person listed on the Specially Designated Nationals and Blocked Persons List maintained by OFAC or any other Sanctions-related list of designated Persons maintained by the United States (including by OFAC, the U.S. Department of State or the U.S. Department of Commerce); the United Nations Security Council, the European Union or any of its member states; His Majesty’s Treasury, Switzerland, Canada or any other relevant authority; (b) any Person located, organized or resident in, or any governmental entity or governmental instrumentality of, a Sanctioned Territory; or (c) any Person 25% or more directly or indirectly owned by, controlled by, or acting for the benefit of or on behalf of, any Person described in clause (a) or (b) hereof.

“Sanctioned Territory” means, at any time, a country, region or territory that is, and whose government is, the subject or target of any comprehensive Sanctions broadly restricting or prohibiting dealings with such governments, country, region or territory (including Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Kherson, Zaporizhzhia and any other Covered Region of Ukraine identified pursuant to Executive Order No. 14065, 87 Fed. Reg. 10,293 (2022)).

“Sanctions” means any economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC, the U.S. Department of State or the U.S. Department of Commerce; (b) the United Nations Security Council; (c) the European Union or any of its member states; (d) His Majesty’s Treasury; (e) Switzerland; (f) Canada; (g) any other relevant sanctions authority; or (h) the respective governmental institutions, agencies and subdivisions of any of the foregoing.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the Securities Act, the Exchange Act and any similar Applicable Laws of any state.

“Seller” has the meaning set forth in the preamble.

“Seller Benefit Plan” means any Employee Benefit Plan (other than any plan, program or arrangement sponsored by a Governmental Authority) that is sponsored, maintained or contributed to by Seller or its Subsidiaries (other than the Acquired Companies), as applicable, for the benefit of a Business Employee. For the avoidance of doubt, no Company Benefit Plan shall be deemed to be a Seller Benefit Plan.

“Seller Credit Support” means, collectively, all Acquired Company Credit Support and Parent Credit Support.

“Seller Cure Period” has the meaning set forth in Section 9.01(a)(iv).

“Seller Indemnitee” means any present or former director or officer of any Acquired Company.

“Seller Marks” has the meaning set forth in Section 6.19(a).

“Seller Related Parties” has the meaning set forth in Section 9.03(b).

“Selling Entities” means the Subsidiaries of Seller set forth on Section 1.01-SE of the Acquired Company Disclosure Schedule.

“Software” means any and all (a) software, firmware, middleware, computer programs, operating systems, applications, and other code, including APIs, tools, compilers, files, scripts, architecture, algorithms, heuristics, data, data compilations, data files, databases, protocols, specifications, user interfaces, menus, buttons, icons, and other items, as well as foreign language versions, fixes, upgrades, updates, enhancements, and past and future versions and releases, in each case, including all source code, object code, or human readable code; (b) deep learning, machine learning, and other artificial intelligence technologies; and (c) manuals, notes, comments, or documentation for or related to any of the foregoing.

“Specified Buyer Affiliates” means, collectively, the Equity Investor and its Subsidiaries and controlled Affiliates. As used in this definition, “controlled” means, with respect to Affiliates of the Equity Investor, the power to direct the management and policies of any such Affiliates, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Straddle Period” means any Tax period that begins on or before and ends after the Closing Date.

“Subject Amount” has the meaning set forth in Section 6.10(b).

“Subsidiary” means, when used with respect to any Person, any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned, directly or indirectly, by such Person.

“System Operator or Administrator” means the operator of a transmission system for electric power and related products and services and the administrator of regional market settlement systems for electric power and related products and services, in each case including any electric power pool, independent system operator, regional transmission organization or other similar entity and any successor in function thereto.

“Target Net Working Capital” means One Hundred Million Dollars ($100,000,000).

“Tax” means any U.S. federal, state, local or non-U.S. tax, impost, levy or other governmental assessment or imposition of any kind, including any income, profits, gross or net receipts, property, sales, use, capital gain, transfer, excise, license, production, franchise, employment, social security, occupation, payroll, registration, capital, stamp or documentary, value added, goods and services, or business or occupation taxes imposed by a Governmental Authority (including withholding on amounts paid to or by any Person), together with any fines, interest, penalties, additions to tax or additional amounts imposed by any Taxing Authority with respect thereto.

“Tax Return” means any Tax return, statement, report, election, declaration, claim for refund, disclosure, schedule or form (including any estimated tax or information return or report) filed or required to be filed with any Taxing Authority, including any schedule or attachment thereto and including any amendment thereof.

“Taxing Authority” means any taxing or other authority competent to impose any Tax liability, or assess or collect any Tax.

“Terminated Contracts” has the meaning set forth in Section 6.06.

“Terminating Buyer Breach” has the meaning set forth in Section 9.01(a)(v)(A).

“Terminating Seller Breach” has the meaning set forth in Section 9.01(a)(iv).

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property Rights”.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property Rights”.

“Transaction Agreements” means this Agreement, the Transition Services Agreement, the New Commercial Contracts, the Assignment and Assumption Agreement, the PPA Release, and any other agreements and instruments to be executed and delivered by a party hereto in connection with the transactions contemplated hereby and thereby.

“Transaction Expenses” means, solely to the extent incurred prior to the Closing and not paid prior to the Closing and without duplication, all fees, expenses and costs payable by, or required to be reimbursed by, an Acquired Company pursuant to an obligation existing prior to the Closing, including any fees for services provided prior to the Closing that are contingent on the occurrence of the Closing in connection with this Agreement and any other Transaction Agreements or the consummation of the transactions contemplated by this Agreement or thereby or in connection with or in anticipation of any prior or alternative sales processes or transactions considered by the Seller or any Acquired Company, regardless of when payable including (a) the fees, costs, and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant retained by or on behalf of the Acquired Companies or Seller; and (b) any transaction, retention, severance, bonus, change-in-control bonuses or other similar payments or bonuses payable to any past, present or future Business Employee or any current or former consultant, or service provider of any Acquired Company, in each case, solely as a result of or in connection with the execution and delivery of this Agreement or any Transaction Agreements or the consummation of the transactions contemplated by this Agreement (including the employer’s share of any payroll, employment, and similar Taxes to or with respect to such payments); provided that Transaction Expenses shall exclude (i) any such amounts reflected as Intercompany Accounts to the extent such amounts have been settled or eliminated at or prior to Closing in accordance with this Agreement and (ii) any such amounts allocated to Buyer or its Affiliates pursuant to Annex C. Notwithstanding the foregoing, Transaction Expenses shall not include any amounts included in Net Working Capital or Indebtedness.

“Transfer Taxes” means all transfer, documentary, recording, sales, use, stamp, stamp duty, registration, real property transfer and other such similar Taxes.

“Transition Services Agreement” means the Transition Services Agreement, dated as of the Closing Date, between Seller or one or more Subsidiaries of Seller and Buyer, substantially in the form set forth on Annex A.

“Treasury Regulations” means the final or temporary U.S. federal income tax regulations promulgated under the Code.

“Wallingford” has the meaning set forth in the recitals.

“Wallingford Financial Statements” has the meaning set forth in Section 3.07(d).

“Willful Breach” means a material breach that is caused by an action undertaken by a breaching party hereto, or the failure of a breaching party to take an action that is required to be taken under this Agreement, with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement.

Section 1.02.     Other Definitional and Interpretative Provisions. (a) The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. (b) The headings and captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. (c) References to Articles, Sections, Schedules and Annexes are to Articles, Sections, Schedules and Annexes of this Agreement unless otherwise specified. (d) All Schedules and Annexes attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein, and all capitalized terms used therein but not otherwise defined therein shall have the meaning as defined in this Agreement. (e) Where there is any inconsistency between the definitions set out in Section 1.01 and the definitions set out in any other Section, Schedule or Annex, then, for the purposes of construing such Section, Schedule or Annex, the definitions set out in such Section, Schedule or Annex shall prevail. (f) The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”. (g) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, unless expressly specified herein. (h) References to one gender shall include all genders. (i) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. (j) “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. (k) References to any statute, law or regulation shall be deemed to refer to such statute, law or regulation as amended, restated, supplemented or otherwise modified from time to time and to any rules or regulations promulgated thereunder. (l) References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms thereof. (m) References to any Person include the successors and permitted assigns of that Person, unless context otherwise requires. (n) References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. (o) References to “$” are to United States dollars. (p) All accounting terms used herein and not expressly defined herein shall have the respective meanings given such terms under GAAP. (q) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. (r) References in this Agreement (i) to the Financing shall include any Alternative Financing, (ii) to the Financing Commitments shall include any Alternative Financing Commitments and (iii) to Definitive Financing Agreements shall include the definitive documentation relating to any Alternative Financing. (s) The phrases “delivered” or “made available” shall mean that the information referred to has been physically or electronically delivered to the relevant parties (including, in the case of “made available” to Buyer, material that has been posted, retained and thereby made available to Buyer through the on-line “virtual data room” established by Seller) at least one (1) day prior to the date of this Agreement.

Section 1.03.     Drafting Matters. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Article 2
Purchase and Sale

Section 2.01.     Purchase and Sale.

(a)          Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall cause the Selling Entities to sell, transfer and deliver to Buyer all of their respective rights, title and interests in and to the Acquired Interests, and Buyer shall purchase from the Selling Entities all of their respective rights, title and interests in and to the Acquired Interests, free and clear of all Liens (other than Permitted Equity Liens), and Buyer shall, in consideration for such rights, title and interests in and to the Acquired Interests, pay, or cause to be paid, to Seller (or the designees of Seller) the Purchase Price in the manner and in the form set forth herein.

(b)          The aggregate purchase price (the “Purchase Price”) for the purchase and sale of the Acquired Interests shall be equal to the Base Purchase Price plus the Net Working Capital Adjustment minus the Indebtedness Amount minus the Transaction Expenses.

Section 2.02.     Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by Section 2.01 (the “Closing”) shall take place at the offices of White & Case LLP, 1221 Avenue of the Americas, New York, NY 10020-1095 or remotely by the exchange of signature pages for executed documents, as promptly as practicable (but no later than five (5) Business Days) after the date on which all conditions set forth in Article 8 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other time or place as the parties hereto may agree.

Section 2.03.     Closing Transactions and Deliverables.

(a)          At or before the Closing, Seller shall deliver or cause to be delivered to Buyer:

(i)          duly executed counterparts to the Transition Services Agreement, each New Commercial Contract and the Assignment and Assumption Agreement (together, to the extent applicable, with the certificates evidencing the Acquired Interests, duly endorsed for transfer);

(ii)         the certificate referred to in Section 8.01(b)(iii) duly executed by an authorized officer of Seller;

(iii)        a properly completed IRS Form W-9 of each Selling Entity (or if any Selling Entity is a disregarded entity for U.S. federal income tax purposes, such Selling Entity’s regarded owner);

(iv)       duly executed Lien Release Letters, in form and substance reasonably acceptable to Buyer, with respect to each Lien set forth on Section 1.01-LR of the Acquired Company Disclosure Schedule; provided that Seller shall deliver drafts of each of the foregoing to Buyer no later than five (5) Business Days prior to the Closing Date, and shall consider in good faith any reasonable comments provided by Buyer;

(v)         written evidence of the resignation or removal, effective as of the Closing, of each of the directors, managers and officers of each Acquired Company, other than in respect of any such Persons that Buyer, at least ten (10) Business Days prior to the Closing, notifies Seller in writing that no such resignation shall be required;

(vi)        counterparts of a release agreement, in form and substance reasonably acceptable to Seller, duly executed by Seller, effective as of the Closing, (A) releasing all guarantees, pledges of accounts and other credit support provided by or on behalf of Seller or any of its Subsidiaries (other than the Acquired Companies) under or in respect of the Power Purchase Agreement, and all obligations and liabilities of, and claims, demands and causes of action against, Seller and its Subsidiaries (other than the Acquired Companies), whether known or unknown, accrued or contingent, arising under or in respect of the Power Purchase Agreement, and (B) releasing and terminating all Liens on any accounts, cash or other collateral pledged by Seller or any of its Subsidiaries (other than the Acquired Companies) under or in respect of the Power Purchase Agreement and returning any collateral held in connection therewith to Seller or its applicable Subsidiary (the “PPA Release”); and

(vii)       with respect to each Assigned Contract, evidence, in form and substance reasonably satisfactory to Buyer, of the assignment of such Assigned Contract to the applicable Acquired Company (or such other designee as Buyer may designate by written notice to Seller within a reasonable period of time after the date of this Agreement; provided that such designee meets the applicable creditworthiness or similar requirements thereunder), effective as of the Closing, including duly executed assignment and assumption agreements and, to the extent required, copies of all third-party consents obtained in connection therewith.

(b)          At or before the Closing, Buyer shall deliver or cause to be delivered to Seller:

(i)          an amount equal to the Closing Purchase Price in U.S. dollars and in immediately available funds by wire transfer to an account designated by Seller, by notice to Buyer, which notice shall be delivered not later than two (2) Business Days prior to the Closing Date;

(ii)         duly executed counterparts to the Transition Services Agreement, each New Commercial Contract and the Assignment and Assumption Agreement duly executed by Buyer;

(iii)        the certificate referred to in Section 8.01(c)(iii) duly executed by an authorized officer of Buyer; and

(iv)        counterparts of the PPA Release, duly executed by LPH Marketing, LLC.

(c)          Each of Seller and Buyer may designate in writing no later than five (5) Business Days prior to the Closing Date any of its Affiliates as the recipient of some or all of, respectively, Buyer’s deliverables set forth in Section 2.03(b) and Seller’s deliverables set forth in Section 2.03(a). To the extent so notified, the other parties hereto shall deliver the applicable deliverable to such designee at Closing (which delivery shall be deemed to satisfy such party’s obligations with respect thereto under Section 2.03(a) or Section 2.03(b), as applicable). For the avoidance of doubt, nothing in this Section 2.03(c) shall be deemed or interpreted to afford any party hereto the right to assign any of its obligations under this Agreement or any other Transaction Agreement, except in accordance with the other terms hereof and thereof.

Section 2.04.     Estimated Closing Calculations; Adjustment.

(a)          Not less than three (3) Business Days prior to the Closing Date, Seller shall deliver to Buyer a written statement (the “Estimated Closing Statement”) setting forth its good faith estimates of (i) the Net Working Capital (the “Estimated Net Working Capital”), (ii) the Net Working Capital Adjustment (the “Estimated Net Working Capital Adjustment”), (iii) the Indebtedness Amount (the “Estimated Indebtedness”), and (iv) the Transaction Expenses (the “Estimated Transaction Expenses”), in each case, in reasonable detail and accompanied by supporting documentation to the extent reasonably available, including, if applicable, the estimates of the items constituting such component of the Closing Purchase Price, the amounts of which shall be binding on the parties hereto for the purposes of determining the Closing Purchase Price payment made pursuant to Section 2.03(b)(i) but not, for the avoidance of doubt, for the purposes of this Section 2.04. The Estimated Closing Statement shall be prepared in accordance with this Agreement.

(b)          As soon as reasonably practicable following the Closing Date, and in any event within ninety (90) calendar days thereof, Buyer shall prepare and deliver to Seller a written statement (the “Closing Statement”) setting forth in reasonable detail and accompanied by supporting documentation Buyer’s calculation of each of the Net Working Capital Adjustment, the Indebtedness Amount and the Transaction Expenses (collectively, the “Adjustment Terms”). The Closing Statement shall be prepared in good faith, taking into account the adjustments set forth in, and in accordance with this Agreement. For the avoidance of doubt, in no event shall Buyer deliver on more than one occasion the Closing Statement or amend the Closing Statement after delivery.

(c)          Following the Closing, Buyer shall provide Seller and its Representatives reasonable access, during normal business hours and upon reasonable prior notice, to the records, properties, personnel and auditors of the Acquired Companies and shall provide supporting documentation relating to the review and preparation of the Closing Statement, and shall cause the Representatives of the Acquired Companies and Buyer to reasonably cooperate with Seller in connection with Seller’s review of the Closing Statement.

(d)          If Buyer fails to timely deliver the Closing Statement in accordance with the first sentence of Section 2.04(b) within such ninety (90)-day period, then the Estimated Closing Statement shall be deemed to be the final, binding and conclusive Closing Statement for all purposes hereunder, unless, within ten (10) Business Days following the expiration of such ninety (90)-day period, Seller prepares and delivers its own Closing Statement in accordance with Section 2.04(b) (mutatis mutandis), in which case the review and dispute resolution procedures below shall apply with the roles of Buyer and Seller reversed. If Seller disagrees with any calculations or amounts contained in the Closing Statement, Seller shall notify Buyer of such disagreement in writing within sixty (60) days after Seller’s receipt of the Closing Statement, which notice shall set forth in reasonable detail the particulars of such disagreement, including the item(s), dollar amount(s), and Seller and Buyer shall be deemed to have agreed upon all items and amounts that are not disputed by Seller in such written notice. In the event that Seller does not provide such a notice of disagreement within such sixty (60)-day period, Seller shall be deemed to have agreed to the Closing Statement and the calculations and amounts set forth therein, which shall be final, binding and conclusive on all parties for all purposes hereunder. In the event any such notice of disagreement is provided, Buyer and Seller shall use their respective reasonable best efforts for a period of twenty (20) Business Days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculations contained in the Closing Statement. If, at the end of such period, they are unable to resolve such disagreements, then any such remaining disagreements (such remaining disagreements, the “Disputed Items”) shall be resolved by BDO USA, P.C. or such other independent accounting firm of recognized national standing as may be mutually selected by Buyer and Seller or, if such Person declines to accept engagement hereunder and no such mutual selection can be agreed, Seller and Buyer each shall, within three (3) Business Days of the end of such period, select a candidate and the two candidates so selected shall promptly select a third nationally recognized independent accounting firm which shall be appointed as the Auditor (such firm, the “Auditor”). The terms of the appointment and engagement of the Auditor shall be as agreed upon between Seller and Buyer in writing. Each of Buyer and Seller shall promptly and no later than twenty (20) Business Days after the selection of the Auditor provide its assertions regarding the Disputed Items and, to the extent relevant thereto, the Closing Statement in writing to the Auditor and to each other; provided that the value of any Disputed Item submitted to the Auditor shall not be (x) greater than the greatest value for such item claimed in the notice of disagreement provided pursuant to the second sentence of this Section 2.04(d) and the Closing Statement or (y) less than the smallest value for such item claimed in such notice of disagreement and the Closing Statement. The parties hereto agree that there shall be no ex parte discussions with the Auditor. The Auditor shall be instructed to render its determination with respect to each Disputed Item as soon as reasonably possible (which the parties hereto agree should not be later than twenty (20) Business Days following the date on which the disagreement is referred to the Auditor). The Auditor shall base its determination solely on the written submissions of the parties and shall not conduct an independent investigation. The scope of the disputes to be resolved by the Auditor shall be limited to evaluating the Disputed Items and determining the extent (if any) to which any of the Adjustment Terms that are disputed require adjustment in order to be determined in accordance with this Section 2.04(d). The Auditor (i) shall not assign a value to any Disputed Item submitted to the Auditor greater than the greatest value for such item claimed by either Buyer or Seller or less than the smallest value for such item claimed by either Buyer or Seller, (ii) shall act in the capacity of an expert and not as an arbitrator and (iii) shall make its determinations in accordance with this Agreement. The final determination by the Auditor of the Disputed Items submitted to it pursuant to this Section 2.04(d) shall (A) be in writing, (B) shall include calculation of the Adjustment Amount, (C) include the Auditor’s determination of each Disputed Item submitted to it pursuant to this Section 2.04(d), and (D) include a brief summary of the Auditor’s reasons for its determination of each Disputed Item. Absent fraud or manifest error, the determination of the Auditor shall be final, conclusive and binding on the parties hereto. The date at which all of the Adjustment Terms are finally determined in accordance with this Section 2.04(d) is hereinafter referred to as the “Determination Date.” All fees and expenses of the Auditor relating to the work, if any, to be performed by the Auditor hereunder shall be borne between Buyer, on the one hand, and Seller, on the other hand, based upon a fraction, the numerator of which is the portion of the aggregate amount of the Disputed Items not awarded to the applicable party and the denominator of which is the aggregate amount of the Disputed Items. For example, if Seller challenges items underlying the calculations of the Adjustment Terms in the net amount of One Million Dollars ($1,000,000), and the Auditor determines that Seller has a valid claim for Four Hundred Thousand Dollars ($400,000) of the One Million Dollars ($1,000,000), Seller shall bear 60% of the fees and expenses of the Auditor and Buyer shall bear 40% of the fees and expenses of the Auditor.

(e)          The “Adjustment Amount,” which may be positive or negative, shall mean:

(i)          the Net Working Capital Adjustment (as finally determined in accordance with Section 2.04(d)) minus the Estimated Net Working Capital Adjustment, plus

(ii)         the Estimated Indebtedness minus the Indebtedness Amount (as finally determined in accordance with Section 2.04(d)), plus

(iii)        the Estimated Transaction Expenses minus the Transaction Expenses (as finally determined in accordance with Section 2.04(d)).

The Adjustment Amount shall be paid in accordance with Section 2.04(f).

(f)          If the Adjustment Amount is a positive number (such amount, the “Increase Amount”), then, promptly (and in any event within three (3) Business Days) following the Determination Date, Buyer shall pay, or cause to be paid, to Seller an amount equal to the Increase Amount in immediately available funds by wire transfer to a bank account designated in writing by Seller. If the Adjustment Amount is a negative number (the absolute value of such amount, the “Deficit Amount”), then, promptly (and in any event within three (3) Business Days) following the Determination Date, Seller shall pay, or cause to be paid, to Buyer an amount equal to the Deficit Amount in immediately available funds by wire transfer to a bank account designated in writing by Buyer.

Section 2.05.     Cash. At or prior to the Closing, Seller shall be permitted but not required to transfer, to itself or its designees, some or all of the cash and cash equivalents of any or all of the Acquired Companies.

Section 2.06.     Intended Tax Treatment; Purchase Price Allocations.

(a)          The parties intend and agree, for U.S. federal (and applicable state and local) income tax purposes, that Buyer’s acquisition of the Acquired Interests pursuant to this Agreement will be treated as an acquisition of the assets of each of the Acquired Companies (the “Intended Tax Treatment”). The parties shall, and shall cause each of their respective Affiliates to, prepare and file all Tax Returns in a manner consistent with the Intended Tax Treatment, and none of the parties or their respective Affiliates shall take any position with any Governmental Authority that is inconsistent with the Intended Tax Treatment, except pursuant to the good faith resolution of a Tax contest. Each party hereto agrees to notify the others if any Governmental Authority proposes any changes to the Intended Tax Treatment.

(b)          Within ninety (90) days after the determination of the Adjustment Amount, Buyer shall provide to Seller a schedule prepared in a manner consistent with Section 1060 of the Code setting forth a proposal for an allocation of the Purchase Price (plus any liabilities of the Acquired Companies to the extent properly taken into account under the Code), as adjusted pursuant to Section 2.04, among the assets of the Acquired Companies (the “Purchase Price Allocation Schedule”). Within twenty (20) Business Days after Seller’s receipt of Buyer’s proposed Purchase Price Allocation Schedule, Seller shall propose to Buyer any changes thereto in writing, specifying, in reasonable detail, any good faith dispute as to Buyer’s proposed Purchase Price Allocation Schedule and setting forth Seller’s proposed Purchase Price Allocation Schedule, or otherwise shall be deemed to have agreed thereto. If Seller disputes Buyer’s proposed Purchase Price Allocation Schedule within the twenty (20) Business Day period, Seller and Buyer shall negotiate in good faith and attempt to resolve any dispute with respect to the changes proposed by Seller within twenty (20) Business Days after Buyer’s receipt of Seller’s objection notice. If, during such period, the parties resolve their differences in writing as to any disputed amount, such resolution shall be deemed final and binding with respect to such amount for the purpose of determining that component of the Purchase Price Allocation Schedule. To the extent the parties agree or are deemed to agree with components of the Purchase Price Allocation Schedule pursuant to the foregoing provisions of this Section 2.06(b), the Purchase Price Allocation Schedule with respect to such components shall be final, conclusive and binding on the parties hereto (any such agreed allocation, the “Agreed Purchase Price Allocation”). If the parties hereto are unable to agree on components of the Purchase Price Allocation Schedule within the twenty (20) Business Day period, each party hereto shall be entitled to take its own position in any Tax Return, Tax-related Action, examination or assessment with respect to the components of the allocation that are not an Agreed Purchase Price Allocation.

(c)          If there is an Agreed Purchase Price Allocation, Buyer and Seller each agree and acknowledge that each shall (and shall cause its Affiliates to) report the transactions contemplated by this Agreement to the applicable Taxing Authorities consistent with the Agreed Purchase Price Allocation as determined pursuant to Section 2.06(b) and not take any position during the course of any Tax Action, examination or assessment inconsistent with such Agreed Purchase Price Allocation, except in each case pursuant to the good faith resolution of a Tax contest. Any Agreed Purchase Price Allocation shall be revised to take into account subsequent adjustments to the Purchase Price, as mutually agreed upon by the parties hereto and in accordance with the provisions of the Code and the Treasury Regulations thereunder. Each party hereto agrees to notify the others if any Governmental Authority proposes any changes to the allocations made pursuant to any Agreed Purchase Price Allocation.

Section 2.07.     Withholding. Notwithstanding anything in this Agreement to the contrary, Buyer and its Affiliates shall be entitled to deduct or withhold from any amounts payable in connection with the transactions contemplated by this Agreement any amounts required to be deducted and withheld under Applicable Law. To the extent that amounts are so deducted or withheld and are paid to the appropriate Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Buyer or its Affiliates, as applicable, shall notify the applicable Seller in writing of any expected deduction or withholding (other than with respect to any withholding with respect to compensatory payments or as a result of Seller’s failure to provide the form required under Section 2.03(a)(iii)) as soon as practicable after becoming aware thereof, and the parties hereto shall cooperate in good faith to minimize, to the extent permissible under Applicable Law, the amount of any such deduction or withholding, including by providing any certificates or forms that are reasonably requested to establish an exemption from (or reduction in) any deduction or withholding.

Article 3
Representations and Warranties Regarding the Acquired Companies

Except as set forth in the Acquired Company Disclosure Schedule, Seller represents and warrants to Buyer, solely with respect to each Acquired Company indirectly owned by Seller, on the date hereof and as of the Closing, that:

Section 3.01.     Existence and Power. Such Acquired Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all corporate, partnership or limited liability company (as applicable) organizational power and authority required to own, lease and operate its properties and to conduct its business as it is now being conducted. Such Acquired Company is duly qualified to do business as a foreign entity (and, where such concept is applicable, is in good standing) in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, an Acquired Company Material Adverse Effect.

Section 3.02.     Subsidiaries. Section 3.02 of the Acquired Company Disclosure Schedule sets forth a complete list of each Acquired Company that is a direct or indirect Subsidiary of Linebacker, Jack County Development, Ravenswood Operations, Ravenswood Services, Ravenswood Holdings, Ravenswood Unit 40, Ocean State, Wallingford or Rise and its jurisdiction of incorporation, organization or formation, as applicable. Seller has made available to Buyer complete and correct copies of each such Acquired Company’s Governing Documents, as amended and in effect on the date hereof. All outstanding Equity Interests of each Acquired Company that is a Subsidiary of another Acquired Company are owned by such other Acquired Company, free and clear of all Liens (other than Permitted Equity Liens), and such other Acquired Company has good and valid title to such Equity Interests of the Acquired Companies set forth on Section 3.02 of the Acquired Company Disclosure Schedule. No Acquired Company owns, directly or indirectly, any Equity Interests in any Person other than (a) the Subsidiaries of such Acquired Company set forth in Section 3.02 of the Acquired Company Disclosure Schedule and (b) investments in money market or similar funds in the ordinary course of business.

Section 3.03.     Authorization. The consummation of the transactions contemplated by this Agreement and any other Transaction Agreements is within such Acquired Company’s corporate, partnership or limited liability company organizational power and authority and has been duly authorized by all necessary corporate, partnership or limited liability company organizational action on the part of such Acquired Company.

Section 3.04.     Governmental Authorization. Performance by such Acquired Company of any action that this Agreement and other Transaction Agreements contemplates such Acquired Company to perform requires no consent, clearance, expiration or termination of waiting periods, waiver, notice, approval, authorization, filing, notification or registration of, to or with any Governmental Authority other than (a) compliance with any applicable requirements of the HSR Act by the parties hereto; (b) the filing of applications and notices with respect to, and receipt of, the Required Regulatory Approvals by the parties hereto; and (c) any other consent, clearance, expiration or termination of waiting periods, waiver, notice, approval, authorization, filing, notification or registration, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole or the Business, or to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement or other Transaction Agreements.

Section 3.05.     Non-Contravention. Except as set forth in Section 3.05 of the Acquired Company Disclosure Schedule, the performance by such Acquired Company of any action that this Agreement or any other Transaction Agreement contemplates such Acquired Company to perform and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with the Governing Documents of such Acquired Company, (b) assuming compliance with the matters referred to in Section 3.04(a) and (b), violate any Applicable Law, (c) require any consent or other action by any Person under, or conflict with, result in a breach of, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right (other than any right under any compensation or benefit arrangement) or obligation of such Acquired Company under, any material Permit or material Contract to which any Acquired Company is a party or by which any Acquired Company is, or any of its assets are, bound; or (d) result in the creation or imposition of any Lien (other than any Permitted Lien) on any Asset of such Acquired Company or on the Equity Interests of such Acquired Company, except in the case of each of the foregoing clauses (b), (c) and (d) as would not reasonably be expected to be, individually or in the aggregate, material to the Business.

Section 3.06.     Capitalization.

(a)          The authorized, issued and outstanding Equity Interests of such Acquired Company and the record and beneficial owners thereof, and such Acquired Company’s jurisdiction of organization are set forth on Section 3.06(a) of the Acquired Company Disclosure Schedule.

(b)          All outstanding Equity Interests of such Acquired Company have been duly authorized and validly issued and are fully paid and non-assessable, were not issued in violation of, any preemptive rights, and were issued in compliance with all applicable Securities Laws or exemptions therefrom. There are no outstanding obligations of such Acquired Company to repurchase, redeem or otherwise acquire any Equity Interests of such Acquired Company.

(c)          There are no issued and outstanding Equity Interests of (i) Linebacker or Jack County Development other than the Linebacker Interests and (ii) Ravenswood Operations, Ravenswood Services, Ravenswood Holdings, Ravenswood Unit 40, Ocean State, Wallingford or Rise other than the Lightning Interests.

(d)          To the Acquired Company’s Knowledge, no former direct or indirect holder of any Equity Interests of such Acquired Company has any material claim or right against such Acquired Company that remains unresolved and to which such Acquired Company has or may have any material liability, and no such claim is threatened. For purposes of this representation, Buyer and its Affiliates shall not be taken into consideration as a former direct or indirect holder of any Equity Interests of such Acquired Company.

Section 3.07.     Financial Statements; Undisclosed Liabilities.

(a)          Set forth on Section 3.07(a) of the Acquired Company Disclosure Schedule is the unaudited consolidated balance sheet of Linebacker and its Subsidiaries as of the Balance Sheet Date and the related unaudited consolidated statement of operations for the eight-month period from February 1, 2026 to the Balance Sheet Date (the “Linebacker Financial Statements”).

(b)          Set forth on Section 3.07(b) of the Acquired Company Disclosure Schedule are (i) the unaudited balance sheet of Ravenswood Operations as of the Balance Sheet Date and the related unaudited statement of operations for the eight-month period from February 1, 2026 to the Balance Sheet Date, and (ii) the unaudited balance sheet of Ravenswood Holdings as of the Balance Sheet Date and the related unaudited statement of operations for the eight-month period from February 1, 2026 to the Balance Sheet Date (together, the “Ravenswood Financial Statements”).

(c)          Set forth on Section 3.07(c) of the Acquired Company Disclosure Schedule is the unaudited balance sheet of Ocean State as of the Balance Sheet Date and the related unaudited statement of operations for the eight-month period from February 1, 2026 to the Balance Sheet Date (the “Ocean State Financial Statements”).

(d)          Set forth on Section 3.07(d) of the Acquired Company Disclosure Schedule is the unaudited balance sheet of Wallingford as of the Balance Sheet Date and the related unaudited statement of operations for the eight-month period from February 1, 2026 to the Balance Sheet Date (the “Wallingford Financial Statements”).

(e)          Set forth on Section 3.07(e) of the Acquired Company Disclosure Schedule is the unaudited balance sheet of Jack County Development as of the Balance Sheet Date and the related unaudited statement of operations for the eight-month period from February 1, 2026 to the Balance Sheet Date (the “Jack County Development Financial Statements”).

(f)          Set forth on Section 3.07(f) of the Acquired Company Disclosure Schedule is the unaudited consolidated balance sheet of Rise and its Subsidiaries as of the Balance Sheet Date and the related unaudited consolidated statement of operations for the eight-month period from February 1, 2026 to the Balance Sheet Date (the “Rise Financial Statements” and, together with the Linebacker Financial Statements, the Ravenswood Financial Statements, the Ocean State Financial Statements, the Wallingford Financial Statements and the Jack County Development Financial Statements, the “Acquired Company Financial Statements”).

(g)          The applicable Acquired Company Financial Statements have been prepared from the books and records of the applicable Acquired Companies in all material respects in accordance with GAAP, except (i) as may be otherwise noted therein, (ii) for the absence of footnotes and other presentation items required by GAAP and (iii) for the absence of normal year-end adjustments.

(h)          The applicable Acquired Company Financial Statements fairly present in all material respects the consolidated financial position and the consolidated results of operations of such Acquired Company, as of the dates or for the respective periods specified therein, in conformity with GAAP, except as may be otherwise noted therein and subject to the absence of footnotes and normal year-end audit adjustments. Buyer acknowledges that following the Closing, the Acquired Companies will no longer receive certain services, allocations, or support currently provided by Seller or its Subsidiaries (other than the Acquired Companies), and that the Acquired Company Financial Statements do not reflect the costs the Acquired Companies may incur to replace such services or operate on a stand-alone basis going forward. Buyer further acknowledges that, since the Relevant Date, the Business has not operated on a separate stand-alone basis and has been reported within Seller’s and its Subsidiaries’ consolidated financial statements.

(i)           (i) The Acquired Companies maintain books and records reflecting their assets and liabilities that are accurate in all material respects for all periods commencing on or after the Relevant Date, and, since the Relevant Date, the books and records of the Acquired Companies relating to periods prior to the Relevant Date that were, at any time on or after the Relevant Date, in the possession of Seller (or any of its Subsidiaries) have been maintained and have not been destroyed, discarded or altered in any material respect (other than in the ordinary course of business or in connection with their migration to Seller’s systems), and (ii) since the Relevant Date, the Business has been subject to Seller’s applicable internal accounting controls and processes that relate to: (A) minimizing the risk of material financial misstatement, (B) permitting access to the properties and assets of the Acquired Companies only in accordance with management’s authorization and (C) ensuring that all transactions are executed with management’s authorization and accurately recorded in the correct period as necessary to permit the preparation of the Acquired Company Financial Statements and disclosures in conformity with GAAP. Since the Relevant Date, no director or officer of any Acquired Company or, to the Acquired Company’s Knowledge, non-officer employee, external auditor, external accountant or similar authorized Representative of an Acquired Company, has received or otherwise been made aware of any material complaint, allegation or claim that any Acquired Company has engaged in questionable accounting or auditing practices, and no officer, director, manager, member or employee of any Acquired Company has refused to execute any certificate of any kind whatsoever required by Law or requested by any accounting, banking, financial or legal firm or Person with respect to the subject matter of the Acquired Company Financial Statements.

(j)           Such Acquired Company does not have any liabilities, except for liabilities (i) reflected or accrued on or reserved against in such Acquired Company Financial Statements (or the notes thereto); (ii) incurred pursuant to this Agreement; (iii) that will not be applicable to such Acquired Company after the Closing; (iv) set forth on Section 3.07(j) of the Acquired Company Disclosure Schedule; or (v) incurred in the ordinary course of business since the Balance Sheet Date (other than as a result of a material breach of any Contract or default thereunder or material violation of any Law) that do not aggregate to more than Eight Million, Two Hundred Fifty Thousand Dollars ($8,250,000) across all Acquired Companies.

Section 3.08.     Absence of Changes. Since the Balance Sheet Date, (a) there has not been any Acquired Company Material Adverse Effect, (b) such Acquired Company has operated in the ordinary course of business and (c) no Acquired Company has taken any action that, if taken from and after the date hereof and prior to the Closing, would have required the consent of Buyer pursuant to Section 6.01.

Section 3.09.     Material Contracts.

(a)          Section 3.09(a) of the Acquired Company Disclosure Schedule sets forth a complete and accurate list of Contracts that are in effect as of the date hereof (other than any Employee Benefit Plan or any Contract with respect to real property) (I) to which any Acquired Company is a party, (II) by which any Acquired Company or any of its Assets is bound or (III) solely to the extent primarily related to the Business and binding on the Assets of an Acquired Company, to which Seller or any of its Subsidiaries (other than the Acquired Companies) is a party (each such Contract required to be set forth on Section 3.09(a) of the Acquired Company Disclosure Schedule, a “Material Contract”):

(i)          any Contract that obligates an Acquired Company to make or receive any payment, capital commitment, loan, or expenditure, in an amount in excess of Sixteen Million, Five Hundred Thousand Dollars ($16,500,000) in the aggregate;

(ii)         other than the Governing Documents of an Acquired Company, any material Contract with respect to the creation, formation, governance or control of any partnerships, joint ventures or joint ownership arrangements with any Person that is not an Acquired Company;

(iii)        any (A) Contract as obligor, guarantor or grantor of a Lien on its Assets relating to indebtedness for borrowed money (whether incurred, assumed, guaranteed or secured by any Asset), except any such agreement with an aggregate outstanding principal amount not exceeding Sixteen Million, Five Hundred Thousand Dollars ($16,500,000); (B) any intercreditor or similar Contract that governs relationships among creditors (including as counterparties to Hedging Arrangements) relating to indebtedness described in the foregoing clause (A); and (C) Contract that restricts such Acquired Company from (I) paying dividends or distributions in respect of the Equity Interests of such Acquired Company, (II) issuing guarantees and other forms of credit support, or (III) granting Liens on Equity Interests or material Assets of such Acquired Company; in each case of clauses (I), (II) and (III), other than (1) the Governing Documents of such Acquired Company and (2) the Financing Documents;

(iv)       any Contract (A) containing covenants expressly limiting the freedom of such Acquired Company to compete with any Person in a product line or line of business or operate in any jurisdiction in any manner that is material to the Business, or (B) requiring any Acquired Company to conduct any business on a “most favored nations” or “exclusive” basis with any third party in a manner that restrains in any material respect the Business;

(v)         any Contract for the acquisition or disposition of goods, services and equipment with a total consideration of more than Sixteen Million, Five Hundred Thousand Dollars ($16,500,000) in the aggregate, excluding any Contract with respect to (A) the acquisition or disposition of Assets constituting and operated as a business or of Equity Interests of any Person, whether by the purchase or sale of equity or assets, merger or other extraordinary transaction structure and (B) the sale of electricity power, inventory or obsolete equipment, in each case of this clause (B), in the ordinary course of business;

(vi)        any energy management agreement, long-term service Contract with respect to major maintenance or any other Contract providing for the management, maintenance or operation of any Facility by a third party that is material to such Facility;

(vii)       any material Contract (other than a Hedging Arrangement) for the purchase, sale, exchange, storage, transmission, disposal, transportation or delivery of natural gas or other fuel supply;

(viii)      any electric or natural gas interconnection Contract;

(ix)        each Hedging Arrangement with a term exceeding one (1) year after the date of this Agreement with a notional amount in excess of Sixteen Million, Five Hundred Thousand Dollars ($16,500,000) or with a marked-to-market value in excess of Sixteen Million, Five Hundred Thousand Dollars ($16,500,000) in the aggregate, calculated as of any date within five (5) Business Days prior to the date of this Agreement;

(x)         any Contract relating to future development or redevelopment of any Acquired Company’s Assets and providing for aggregate future payments from any Acquired Company in excess of Sixteen Million, Five Hundred Thousand Dollars ($16,500,000) in the aggregate;

(xi)        any Contract that provides any credit support for or any capital contribution to, or other investment in, any Person, in each case, which involves an obligation or commitment of any Acquired Company in excess of Sixteen Million, Five Hundred Thousand Dollars ($16,500,000) in the aggregate;

(xii)       any Contract relating to the settlement of any Action providing for payment by any Acquired Company after the date hereof or pursuant to which any of the Acquired Companies will have any material outstanding obligation after the date hereof, in each case which involves a payment or an obligation or commitment of any Acquired Company in excess of Sixteen Million, Five Hundred Thousand Dollars ($16,500,000);

(xiii)      any collective bargaining agreement or other material labor-related Contract, with a union, works council or labor organization;

(xiv)      any Contract that (A) relates to the acquisition of Assets or Equity Interests, whether by merger, sale of stock, sale of equity, or otherwise, of any Person, (B) relates to the disposition, directly or indirectly, of Assets of any Acquired Company with a total consideration of more than Sixteen Million, Five Hundred Thousand Dollars ($16,500,000) in the aggregate or any Equity Interests, whether by merger, sale of stock, sale of equity, or otherwise, of any Acquired Company or (C) contains a put, call, rights of first refusal, rights of first offer or similar right pursuant to which any Acquired Company would be required to purchase or sell, as applicable, any of the foregoing, in each case of clause (A) and (B) pursuant to which any Acquired Company has any continuing material obligations, including material indemnification, guarantee, “earn-out” or other similar contingent, deferred or fixed payment obligations;

(xv)       any Contract (A) pursuant to which such Acquired Company or any of its Subsidiaries receives or grants any licenses or other rights or access in or to any material Intellectual Property Rights or IT Systems from or to any Person; or (B) affecting such Acquired Company’s ability to disclose, own, enforce, use, or license any material Intellectual Property Rights or IT Systems, in each case, excluding any non-exclusive licenses to generally commercially available software under a click-wrap or shrink-wrap license or subscription service used by such Acquired Company solely for its own internal use in the ordinary course for less than Five Hundred Thousand Dollars ($500,000) annually; and

(xvi)      any Assigned Contract.

(b)          Each Material Contract is binding and enforceable in accordance with its terms, and in full force and effect with respect to the Acquired Company party thereto and, to the Acquired Company’s Knowledge, with respect to the other parties thereto, except as may be limited by the Enforceability Exceptions, and neither such Acquired Company nor, to such Acquired Company’s Knowledge, any other party is in default or breach under the terms of any such Material Contract, except for any such defaults or breaches which would not reasonably be expected to be, individually or in the aggregate, material to the Business. To such Acquired Company’s Knowledge, no event has occurred which would result in a breach or violation of, or a default, give rise to any right of termination, or cause the acceleration of any obligations or result in the creation of any Liens, other than Permitted Liens, under any Material Contract or Lease Agreement (in each case, with or without notice or lapse of time or both) which breach, violation, default or acceleration would reasonably be expected to be, individually or in the aggregate, material to the Business. Since the Relevant Date, no such Acquired Company has received written or, to the Acquired Company’s Knowledge, verbal notice of termination or cancellation of any Material Contract or Lease Agreement other than the expiration of the term pursuant to the terms of such Material Contract or Lease Agreement, in each case which termination or cancellation would reasonably be expected to be, individually or in the aggregate, material to the Business. Seller has made available to Buyer true and complete copies of (i) each Material Contract entered into on or after the Relevant Date and (ii) all amendments, modifications, supplements, waivers and side letters entered into on or after the Relevant Date with respect to any Material Contract.

Section 3.10.       Litigation. Other than any Action instituted by or on behalf of, or against, Buyer or its Affiliates, such Acquired Company is not a claimant or defendant in or otherwise a party to any Action by, before or against any Person or any Governmental Authority, which is pending or in progress or, to such Acquired Company’s Knowledge, threatened by or against the Business, such Acquired Company and its Assets, that would reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole or the Business. Since the Relevant Date, there has been no judgment, decree, ruling, injunction or order of any Governmental Authority or arbitrator outstanding against any Acquired Company or its Assets (or restricting the ownership, use, licensing, or exploitation thereof), which would reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole or the Business.

Section 3.11.       Compliance with Law; Permits.

(a)          Such Acquired Company is, and since the Relevant Date, has been, in compliance with all Applicable Laws, except for any failure to comply that would not reasonably be expected to have, individually or in the aggregate, an Acquired Company Material Adverse Effect. Since the Relevant Date, none of the Acquired Companies has received any written notice of the violation of any Applicable Laws, except as would not reasonably be expected to have, individually or in the aggregate, an Acquired Company Material Adverse Effect.

(b)          Such Acquired Company holds all Permits necessary for operation of the Business or to own, lease, maintain or operate its Assets, except where the absence of any such Permit would not reasonably be expected to be, individually or in the aggregate, material to the Business. Each such Permit is in full force and effect, and each Acquired Company is, and since the Relevant Date, has been, in compliance with all its obligations under such Permits, except, in each case, for any failure to comply that would not reasonably be expected to be, individually or in the aggregate, material to the Business.

Section 3.12.       Title to and Sufficiency of Assets. Such Acquired Company has good, valid and marketable title to, or a valid license or leasehold interest in, or other right to use, all Assets that are necessary for or used in the operation of the Business, including all Acquired Company Real Property, free and clear of all Liens, except Permitted Liens, such that, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business, the Acquired Companies will be able to conduct the Business immediately after the Closing in the same manner as the Business is conducted immediately prior to the execution of this Agreement, in each case, (a) taking into account the Terminated Contracts and the services provided to the Acquired Companies pursuant to the Transition Services Agreement and (b) assuming the assignment of the Assigned Contracts in accordance with Section 6.20 and the entry into operations and maintenance agreements and energy management agreements, and the rights thereunder, sufficient to operate the Facilities as of the Closing. Except as would not reasonably be expected to result in an Acquired Company Material Adverse Effect, all improvements, fixtures, machinery, equipment and other tangible Assets (whether owned or leased) of the Acquired Companies (A) are in good operating condition, ordinary wear and tear excepted, and (B) since the Relevant Date, (1) have been maintained in the ordinary course of business and in accordance with Good Industry Practices and (2) no maintenance or repair, scheduled or otherwise, on any Asset has been deferred in contemplation of the transactions contemplated by this Agreement. Subject to the matters and assumptions set forth in clauses (a) and (b) of the first sentence of this Section 3.12, such Assets are sufficient in all material respects for the conduct of such Acquired Company’s business immediately following the Closing in substantially the same manner as conducted as of the date hereof and at the Closing.

Section 3.13.       Intellectual Property.

(a)          Set forth on Section 3.13(a) of the Acquired Company Disclosure Schedule is a true, complete, and accurate list of all (i) Acquired Company Registered IP, all of which is subsisting, valid and enforceable in all material respects; (ii) material unregistered Trademarks owned by an Acquired Company; and (iii) material unregistered Proprietary Software.

(b)          The Acquired Companies possess and are the exclusive owners of all right, title, and interest in and to all Acquired Company Intellectual Property Rights, free and clear of all Liens, other than Permitted Liens, and own or have valid rights to use all other Intellectual Property Rights and IT Systems used in or necessary for the conduct of the Business, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(c)          The Intellectual Property Rights and IT Systems owned by or licensed to the Acquired Companies constitute all of the Intellectual Property Rights and IT Systems used or practiced (or held for use or practice) in or in connection with or otherwise relating to or necessary for the conduct of the Business, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business. Neither the execution, delivery or performance of this Agreement or the Transaction Agreements or the consummation of the transactions contemplated hereby or thereby will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare the grant, assignment or transfer to any other Person of any license, immunity, covenant not to assert, or compete, or other right, title, or interest in, to or under any Acquired Company Intellectual Property Rights, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business. Except as set forth on Section 3.13(c) of the Acquired Company Disclosure Schedule, neither Seller nor any of its Subsidiaries (other than the Acquired Companies) have any rights in or to any Intellectual Property Rights or IT Systems used or practiced (or held for use or practiced) in or in connection with or otherwise relating to or necessary for the conduct of the Business or upon which the conduct of the Business depends.

(d)          To any Acquired Company’s Knowledge, no Person is infringing, misappropriating, or otherwise violating any Acquired Company Intellectual Property Rights (nor has done so prior to the date hereof), except as would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(e)          The Acquired Companies and the conduct of the Business do not currently infringe, misappropriate or otherwise violate any Intellectual Property Rights owned by any Person and, to the Acquired Company’s Knowledge, have not done so since the Relevant Date, except for any infringement that would not reasonably be expected to be, individually or in the aggregate, material to the Business. Since the Relevant Date, neither Seller nor any Acquired Company has received any unresolved written claim (including a cease and desist letter or offer to license) alleging (i) any of the foregoing; or (ii) contesting the use, validity, enforceability, or ownership of any Acquired Company Intellectual Property Rights, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(f)          None of the Proprietary Software is subject to any Copyleft Terms, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business. To the Acquired Company’s Knowledge, the source code and system documentation relating to all Proprietary Software have been maintained in strict confidence and have been disclosed by an Acquired Company only to those who “need to know” the contents thereof in connection with the performance of their duties to such Acquired Company. To the Acquired Company’s Knowledge, no Person other than an Acquired Company possesses, or has an actual or contingent right to access or possess a copy, in any form, of such source code or system documentation (including pursuant to escrow).

Section 3.14.       Data Privacy, Cybersecurity and Artificial Intelligence. Since the Relevant Date, such Acquired Company has implemented adequate policies and commercially reasonable security regarding the integrity and availability of its Acquired Company Systems, or data thereon, except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, an Acquired Company Material Adverse Effect. Since the Relevant Date, such Acquired Company has not experienced any material information security incident that has compromised the integrity or availability of its Acquired Company Systems or the data thereon, and there has been no loss, damage or unauthorized access, disclosure, use or breach of security of such Acquired Company’s information in its possession, custody or control, or otherwise held or processed on its behalf, except as would not reasonably be expected to have, individually or in the aggregate, an Acquired Company Material Adverse Effect.

Section 3.15.       Insurance Coverage.

(a)          Section 3.15(a) of the Acquired Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all material insurance policies under which any of the Acquired Companies is a named insured or otherwise is a beneficiary of coverage, which list sets forth, with respect to each such policy, (i) the name of the insurer, (ii) the policy number, (iii) the policy period, (iv) the amount of coverage, and (v) whether the Acquired Companies (or one or more Acquired Companies), will continue to be covered by such policy after the Closing. All insurance policies relating to the Assets, Business, employees or directors of such Acquired Company are in full force and effect and all premiums with respect to such policies have been paid timely and no written notice of cancellation or termination has been received by Seller or such Acquired Company with respect to any such insurance policies (other than those that have been replaced with policies with comparable coverage prior to the date of such cancellation or termination) and no Acquired Company is in default under any such insurance policy except as would not reasonably be expected to be, individually or in the aggregate, material to the Business. There are no claims by such Acquired Company pending under any of such policies as to which, as of the date hereof, coverage has been questioned, denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights.

(b)          Section 3.15(b) of the Acquired Company Disclosure Schedule sets forth a list as of the date hereof of all claims of such Acquired Company with respect to any policy set forth on Section 3.15(a) of the Acquired Company Disclosure Schedule or any preceding policies of each Acquired Company since the Relevant Date.

Section 3.16.       Employees.

(a)          Seller has provided, or caused to be provided, to Buyer an accurate and complete list of all Business Employees as of the date hereof and the following information for each such Business Employee: his or her (i) title; (ii) hire date (if the hire date for such Business Employee is on or after the Relevant Date); (iii) current base salary; (iv) location; (v) exempt/non-exempt status; (vi) annual bonus target or incentive compensation opportunity; (vii) visa status; (viii) union status; and (ix) employer entity.

(b)          Except as set forth on Section 3.16(b) of the Acquired Company Disclosure Schedule, as of the date of this Agreement and since the Relevant Date, (i) no Acquired Company, Seller, or any Subsidiary of Seller has been a party to or subject to, and is not currently negotiating, any collective bargaining agreement related to the Business Employees, and, to such Acquired Company’s Knowledge, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any Business Employee; (ii) there is no, and there has been no, labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to such Acquired Company’s Knowledge, threatened against such Acquired Company; and (iii) there is no unfair labor practice Action pending or, to such Acquired Company’s Knowledge, threatened against such Acquired Company or related to a Business Employee before any Governmental Authority.

(c)          Since the Relevant Date, no Acquired Company, Seller, or any Subsidiary of Seller has implemented any “plant closing” or “mass layoff” related to any Business Employees as those terms are defined in the Worker Adjustment and Retraining Notification Act or any similar state or local law (the “WARN Act”) or other similar statutes or regulations of any jurisdiction relating to any plant closing or mass layoff and no Acquired Company has incurred any liability or obligations under the WARN Act that remains unsatisfied.

(d)          Each Acquired Company, Seller, and Subsidiary of Seller is, and, since the Relevant Date, has been, with respect to the Business Employees, in compliance with all Applicable Laws and orders respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, classification of employees, workers’ compensation, occupational safety and health, immigration, employee and data privacy, plant closings, and wages and hours, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business. There is no pending or, to the Acquired Company’s Knowledge, threatened charge, complaint, arbitration, audit or investigation brought by or on behalf of, or otherwise involving, any current or former employee, any applicant for employment, or any class of the foregoing, or any Governmental Authority, that involve the labor or employment relations and practices of any Acquired Company that would reasonably be expected to be, individually or in the aggregate, material to the Business.

Section 3.17.       Employee Benefit Plans.

(a)          Set forth in Section 3.17(a) of the Acquired Company Disclosure Schedule is an accurate and complete list as of the date hereof of each material (i) Company Benefit Plan and (ii) Seller Benefit Plan, separately identifying each as a Company Benefit Plan or a Seller Benefit Plan. With respect to each Company Benefit Plan, Seller has furnished to Buyer copies of, as applicable, (A) the plan document and any amendments thereto (or if the Company Benefit Plan is unwritten, a written description of such Company Benefit Plan), (B) the current summary plan description or summary of each Company Benefit Plan, (C) the most recent governmental or regulatory approval or qualification letters or certificates, (D) the most recent annual report (Form 5500) relating to each Company Benefit Plan, (E) the most recently prepared actuarial report or financial statement relating to a Company Benefit Plan, and (F) copies of any material written correspondence with the Department of Labor or the IRS with respect to any Company Benefit Plan since the Relevant Date. With respect to each Seller Benefit Plan, Seller has furnished to Buyer complete summary plan descriptions, plan documents, and summaries of benefits and coverage, as applicable, of each such Seller Benefit Plan.

(b)          Except as set forth on Section 3.17(a) of the Acquired Company Disclosure Schedule, neither such Acquired Company nor any predecessor of such Acquired Company sponsors, maintains or contributes to, or, since the Relevant Date has sponsored, maintained or contributed to, any Company Benefit Plan that is subject to Title IV of ERISA, and no Acquired Company has any controlled group liability on account of any ERISA Affiliate to any such plan that has not been satisfied.

(c)          Each Company Benefit Plan and Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the IRS, and such Acquired Company is not aware of any reason why any such determination letter should be revoked or not be reissued. Each Company Benefit Plan and Seller Benefit Plan has been maintained in compliance with its terms and with the requirements prescribed by Applicable Law, including ERISA and the Code, which are applicable to such Company Benefit Plan or Seller Benefit Plan, except for any instance of non-compliance as would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(d)          Since the Relevant Date, no Acquired Company has received any written notice of any, and to the Acquired Company’s Knowledge, there are no, investigations by any Governmental Authority with respect to, or other Actions (except routine claims for benefits payable in the ordinary course) against or involving, any Company Benefit Plan or Seller Benefit Plan, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(e)          (i) No Company Benefit Plan or Seller Benefit Plan covered by Title IV of ERISA has been terminated, and no proceedings have been instituted to terminate or appoint a trustee under Title IV of ERISA to administer any such plan; (ii) no Company Benefit Plan or Seller Benefit Plan subject to Section 412 of the Code or Section 302 of ERISA has failed to satisfy the minimum funding standard within the meaning of Section 412 of the Code or Section 302 of ERISA or has obtained a waiver of any minimum funding standard or an extension of any amortization period under Section 412 of the Code or Section 302 or 304 of ERISA; (iii) no Company Benefit Plan or Seller Benefit Plan that is a single-employer defined benefit pension plan subject to Section 412 of the Code or Section 302 or Title IV of ERISA is, or is expected to be, considered an at-risk plan within the meaning of Section 430 of the Code or Section 303 of ERISA.

(f)          Neither the Acquired Companies, any Company Benefit Plan, Seller Benefit Plan nor, to the Acquired Company’s Knowledge, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject an Acquired Company to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code, which, assuming the taxable period of such transaction expired as of the date hereof, would reasonably be expected to be, individually or in the aggregate, material to the Business. No Acquired Company has engaged in a transaction that would reasonably be expected to result in a material civil penalty under Sections 409 or 502(i) of ERISA. Neither the Acquired Companies nor any ERISA Affiliate is subject to any material liability or penalty under Sections 4976 through 4980 of the Code or Title 1 of ERISA with respect to any Company Benefit Plan. No “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred with respect to any Company Benefit Plan or Seller Benefit Plan, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(g)          Each Company Benefit Plan and Seller Benefit Plan subject to Section 409A of the Code (if any) has at all relevant times been in compliance with applicable document requirements of, and has been operated in compliance with, Section 409A of the Code and the regulations and other official guidance promulgated thereunder, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business.

(h)          No Employee Benefit Plan or Seller Benefit Plan requires any commitment to reimburse, make-whole, indemnify or otherwise “gross-up” any Business Employee for Tax set forth under Section 409A of the Code, Section 280G of the Code, or Section 4999 of the Code (or any similar provision of state, local or foreign law) or any other Tax.

(i)           Except as set forth on Section 3.17(i) of the Acquired Company Disclosure Schedule, neither of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement will, (i) entitle any current or former Business Employee or individual independent contractor of the Acquired Companies to retention, change in control or similar compensation or benefits under any Employee Benefit Plan or Seller Benefit Plan or cause any current or former Business Employee or individual independent contractor of the Acquired Companies to become eligible for any increase in severance benefits under any such Employee Benefit Plan or Seller Benefit Plan, (ii) accelerate the payment or vesting, or trigger any funding of, compensation or benefits, or increase the amount payable or trigger any other obligation due to, or in respect of, any current or former Business Employee or individual independent contractor of the Acquired Companies, (iii) directly or indirectly cause the Acquired Companies or Buyer, or any of their Affiliates to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan or Seller Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan or to any Acquired Company, (v) prohibit the merging, material amendment, termination or transfer of the assets of any material Company Benefit Plan on or following the Closing, or (vi) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

Section 3.18.      Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, an Acquired Company Material Adverse Effect:

(a)          the business and operations of such Acquired Company are in compliance with all applicable Environmental Laws;

(b)          such Acquired Company possesses and is in compliance with all Permits issued under or required by all applicable Environmental Laws for its business and operations;

(c)          (i) since the Relevant Date, no written notice, order, request for information, complaint or penalty has been received by any business of such Acquired Company, and (ii) there are no Actions pending against such Acquired Company or, to such Acquired Company’s Knowledge, threatened, which alleges a violation of or liability under any Environmental Law by such Acquired Company that, in each case, has not been settled, dismissed, paid or otherwise fully resolved;

(d)          there has not been any Release on, from or onto any real property that would reasonably be expected to require an investigative, remedial or corrective action obligation on the part of such Acquired Company pursuant to Environmental Laws;

(e)          such Acquired Company has not assumed or provided an indemnity with respect to the liability of any other Person, under any Environmental Law; and

(f)          Seller has made available (i) those Occupational Safety and Health Administration reports listed on Section 3.18(f) of the Acquired Company Disclosure Schedule and (ii) the most recent Phase I Environmental Site Assessments for each Facility.

Section 3.19.       Taxes.

(a)          Since the Relevant Date, (i) all material Tax Returns that are required to be filed by or with respect to the Acquired Companies have been duly and timely filed (taking into account permitted extensions); (ii) all material Taxes due and payable with respect to periods covered by such Tax Returns have been paid in full (whether or not shown to be due and payable on such Tax Returns), other than Taxes that are being contested in good faith by appropriate Actions; and (iii) such Tax Returns are true, correct and complete in all material respects.

(b)          All material Taxes incurred but not yet due and payable (i) for periods covered by the Acquired Company Financial Statements have been accrued on the Acquired Company Financial Statements in accordance with GAAP, and (ii) for periods not covered by the Acquired Company Financial Statements have been accrued on the books and records of the Acquired Companies in accordance with GAAP, in each case under clauses (i) and (ii), except (A) as may be otherwise noted therein, (B) for the absence of footnotes and other presentation items required by GAAP and (C) for the absence of normal year-end adjustments. Since the Balance Sheet Date, none of the Acquired Companies has incurred any liability for material Taxes outside the ordinary course of business or otherwise inconsistent with Seller’s past custom and practice.

(c)          Since the Relevant Date, each Acquired Company has complied in all material respects with all Applicable Laws relating to the collection, payment and withholding of Taxes, including with respect to any employee, independent contractor, creditor, stockholder, member or other third party, and has, within the time and manner prescribed by Applicable Law, paid over and properly reported to the proper Governmental Authority all material amounts required to be collected, withheld and paid over under all Applicable Laws.

(d)          Since the Relevant Date, the Acquired Companies have not entered into an agreement waiving or extending any statute of limitations in respect of any material amount of Taxes (except pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), and there is no power of attorney given by or binding on any of the Acquired Companies with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions) has not expired.

(e)          There is no currently existing or pending Action, examination or assessment against or with respect to any of the Acquired Companies or their assets in respect of any Taxes, and since the Relevant Date, no such Action, examination or assessment has been threatened in writing.

(f)          There are no Tax Liens (other than Permitted Liens) arising on or after the Relevant Date on any of the assets of the Acquired Companies.

(g)          Since the Relevant Date, none of the Acquired Companies has engaged in a “reportable transaction” (other than a “loss transaction”) within the meaning of Section 6707A(c)(1) of the Code or Treasury Regulations Section 1.6011-4(b) or any other transaction requiring disclosure under any similar provision of other Applicable Law.

(h)          Since the Relevant Date, no written claim has been made by any Taxing Authority in a jurisdiction where any of the Acquired Companies does not file Tax Returns that such Acquired Company or its assets is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction. Since the Relevant Date, no Acquired Company (i) has ever engaged in a trade or business in any country other than the United States, or (ii) has (or has ever had) a permanent establishment (within the meaning of applicable tax treaties) in any country other than the United States.

(i)           None of the Acquired Companies (or Buyer or its Affiliates) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of any of the following: (i) change in method of accounting or improper use of any method of accounting of any Acquired Company on or after the Relevant Date and prior to the Closing; (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of other Applicable Law) or other agreement with any Taxing Authority filed or executed by any Acquired Company on or after the Relevant Date and prior to the Closing; (iii) an installment sale or open transaction made by any Acquired Company on or after the Relevant Date and prior to the Closing; or (iv) any prepaid amount received or deferred revenue received or accrued on or after the Relevant Date and prior to the Closing.

(j)           No asset of any Acquired Company (i) is “tax-exempt bond financed property” within the meaning of Code Section 168(g), (ii) secures any debt the interest of which is tax-exempt under Code Section 103(a), or (iii) is subject to the application of Section 197(f)(9) of the Code.

(k)          Since the Relevant Date, no election has been made under applicable state or local income Applicable Law by or with respect to an Acquired Company pursuant to which an Acquired Company will incur or otherwise be liable for any state or local Income Taxes in respect of a Pre-Closing Tax Period after the Closing Date that would have been borne (in whole or in part) by the direct or indirect equity owners of such Acquired Company had no such election been made, e.g., any “Specified Income Tax Payment” as defined by IRS Notice 2020-75.

(l)           Since the Relevant Date, no Acquired Company (i) is or has been a member of a consolidated, combined, affiliated, unitary or other group for Tax purposes (other than a group, the common parent of which is an Acquired Company); (ii) is a party to, is bound by, or has any liability to another Person under any Tax allocation, sharing, indemnity or reimbursement agreement or arrangement (other than pursuant to customary provisions in commercial agreements a principal purpose of which is not related to Taxes); or (iii) has any liability for Taxes of any Person (other than another Acquired Company) under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of Applicable Law), or as transferee or successor, by assumption or Contract (other than pursuant to customary provisions in commercial agreements a principal purpose of which is not related to Taxes), or otherwise by operation of Applicable Law.

(m)          Since the Relevant Date, all of the assets of the Acquired Companies that are required to be listed on the Property Tax rolls have been properly listed and described on such Property Tax rolls for all periods prior to and including the Closing Date and no portion of the assets of the Acquired Companies constitutes omitted property for Property Tax purposes.

(n)          No contractual agreement to which any of the Acquired Companies is a party is properly characterized or required to be treated as a partnership subject to Subchapter K of Chapter 1 of Subtitle A of the Code.

(o)          For U.S. federal income tax purposes, (i) each Acquired Company is properly classified as a disregarded entity, (ii) Ravenswood Membership Holdings, LLC was properly classified as a corporation for the period from the Relevant Date through September 30, 2026 and has been properly classified as a disregarded entity since then, and (iii) each other Acquired Company has been since the Relevant Date properly classified as a disregarded entity or partnership.

For purposes of this Section 3.19, references to an Acquired Company shall include any Person that has merged with or into such Acquired Company or of which an Acquired Company is otherwise treated as a transferee, successor, or continuation under Tax Applicable Law.

Section 3.20.     Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of such Acquired Company who might be entitled to any fee or commission from such Acquired Company in connection with the transactions contemplated by this Agreement.

Section 3.21.     Unlawful Payments; Anti-Money Laundering and Sanctions. Such Acquired Company and, to such Acquired Company’s Knowledge, each of its officers, directors, employees and agents or other third parties acting on behalf of any of the Acquired Company, is and has been since the Relevant Date, in compliance in all material respects with all Anti-Corruption Laws, AML Laws or Sanctions. There are not now and have not been, since the Relevant Date, any Action or written notice of any pending Action relating to Anti-Corruption Laws, AML Laws or Sanctions, nor is any such Action, to such Acquired Company’s Knowledge, pending or threatened. Since the Relevant Date, such Acquired Company has not been charged, prosecuted, audited, or investigated for any actual or potential violation of any Anti-Corruption Laws. Such Acquired Company has instituted and maintained policies and procedures reasonably designed to promote and achieve compliance by such Acquired Company and its directors, officers, employees and agents, or other third parties acting on behalf of any of the Acquired Company, with such laws. Such Acquired Company is not located, organized under the laws of or resident in a Sanctioned Territory. Neither such Acquired Company nor any directors, officers or, to such Acquired Company’s Knowledge, employees thereof is a Sanctioned Person.

Section 3.22.     Hedging. Seller maintains risk policies that contain commodities risk policies and signature authorities with respect to risk parameters, limits and guidelines concerning the management of the risk exposures related to commodity prices and volumes, interest rates, liquidity and counterparty credit in connection with the business activities of the Acquired Companies (collectively, the “Risk Management Policy”). Such Acquired Company is in compliance with the Risk Management Policy applicable to it, except as to any noncompliance that would not reasonably be expected to be, individually or in the aggregate, material to the Business. Except for exceptions approved from time to time in accordance with the Risk Management Policy, (a) such Acquired Company is and since the Relevant Date has been operating in compliance with the Risk Management Policy applicable to it and (b) neither Seller nor any of its Subsidiaries (including such Acquired Company) is, and since the Relevant Date has been, a party to any Hedging Arrangement on behalf of or related to such Acquired Company other than transactions of the type explicitly permitted under the Risk Management Policy applicable to it, except as would not reasonably be expected to be, individually or in the aggregate, material to the Business. The summary of hedge positions identified and described in the files set forth in Section 3.22 of the Acquired Company Disclosure Schedule, in each case, as of the applicable date identified therein, are true and correct in all material respects.

Section 3.23.     Seller Credit Support. Section 3.23 of the Acquired Company Disclosure Schedule sets forth (a) a true and complete list of (i) all Acquired Company Credit Support that is outstanding as of the date of this Agreement and (ii) all Parent Credit Support that is outstanding as of the date of this Agreement and (b) for each such item of Seller Credit Support, the beneficiary, the face or maximum amount of credit support or other actual or contingent financial support or exposure thereunder and the expiration date thereof.

Section 3.24.     Affiliate Contracts; Intercompany Accounts. Except as set forth in Section 3.24 of the Acquired Company Disclosure Schedule, (a) there are no Affiliate Contracts and (b) neither Seller nor any officer, director or Subsidiary of Seller (other than the Acquired Companies) (i) directly or indirectly receives any services, Assets or payments from, or provides any services, Assets or payments to, any Acquired Company and (ii) has any interest in, or any right to use or benefit from, any Asset, facility or Permit of any Acquired Company.

Section 3.25.     Regulatory Matters.

(a)          Except as set forth in Section 3.25(a) of the Acquired Company Disclosure Schedule, each Acquired Company is in material compliance with all Applicable Laws of any Governmental Authority having jurisdiction over such Acquired Company and all applicable rules and requirements of any organized electricity market in which such Acquired Company participates. Since the Relevant Date, each Acquired Company has duly filed all material forms required to be filed by or with respect to such Acquired Company with any regulatory authority, transmission provider, or electricity market operator, and such forms have been prepared in all material respects in accordance with Applicable Laws.

(b)          Each Acquired Company that generates, transmits, or distributes electric energy for sale is an “Exempt Wholesale Generator” within the meaning of PUHCA, and such status is in full force and effect. Each of the Acquired Companies is either not subject to FERC’s regulation under PUHCA or is exempt from regulation under PUHCA to the extent set forth in Section 18 C.F.R. § 366.3. Each Acquired Company subject to FERC jurisdiction as a “public utility” as defined in Section 201 of the FPA has MBR Authority in full force and effect.

Section 3.26.     Real Property Matters.

(a)          Each of the Lease Agreements for such Acquired Company’s Acquired Company Leased Real Property is binding and enforceable in accordance with its terms and in full force and effect with respect to such Acquired Company and, to the Acquired Company’s Knowledge, with respect to the other parties thereto, except as may be limited by the Enforceability Exceptions. Neither such Acquired Company nor, to the Acquired Company’s Knowledge, any other party to any Lease Agreement for such Acquired Company’s Acquired Company Leased Real Property is in breach or default thereunder without regard to notice, grace and cure periods, except where any such breach or default would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies taken as a whole or the Business.

(b)          Section 3.26(b) of the Acquired Company Disclosure Schedule sets forth a true, complete and correct list, as of the date of this Agreement, of the addresses of all real property owned in fee simple by any Acquired Company, or any right or option to acquire the same (collectively, in each case together with all buildings, structures, improvements and fixtures thereon, the “Acquired Company Owned Real Property”).

(c)          Section 3.26(c) of the Acquired Company Disclosure Schedule sets forth a list of the most recent title insurance policies or commitments with respect to Acquired Company Real Property in Seller’s possession as of the date of this Agreement (“Acquired Company Title Policies”). Seller has made available to Buyer true and complete copies of the Acquired Company Title Policies. Exhibit A to each such Acquired Company Title Policy sets forth a legal description of each parcel of Acquired Company Real Property named in such Acquired Company Title Policy.

(d)          Seller has made available to Buyer true and complete copies of all surveys and zoning reports with respect to Acquired Company Real Property in Seller’s possession as of the date of this Agreement.

Article 4
Representations and Warranties of Seller

Except as otherwise disclosed in the Acquired Company Disclosure Schedule, Seller represents and warrants to Buyer, on the date hereof and as of the Closing, that:

Section 4.01.     Existence and Power. Seller is duly organized, validly existing and in good standing under the laws of the state of Delaware, and each Selling Entity is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and each of Seller and each Selling Entity has all limited liability company or corporate (as applicable) organizational power and authority required to own, lease and operate its properties and to conduct its business as it is now being conducted, including, in the case of each Selling Entity, to own and transfer its respective Acquired Interests. Seller and each Selling Entity are duly qualified to do business as foreign entities (and, where such concept is applicable, are in good standing) in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Seller’s or such Selling Entity’s ability to perform its obligations under this Agreement or any of the other Transaction Agreements to which Seller or such Selling Entity is or will be a party.

Section 4.02.     Authorization.

(a)          The execution, delivery and performance by Seller of this Agreement and each other Transaction Agreement to which it is (or at the Closing will be) a party, and the sale, transfer and delivery by each Selling Entity of its respective Acquired Interests pursuant to this Agreement, and the consummation of the transactions contemplated hereby and thereby are within Seller’s and each Selling Entity’s limited liability company or corporate (as applicable) organizational power and authority and have been duly authorized by all necessary limited liability company or corporate (as applicable) organizational action on the part of Seller and each Selling Entity, and no other approval, action or proceedings on the part of Seller or any Selling Entity are necessary to authorize this Agreement or any other Transaction Agreement to which Seller is (or, at the Closing, will be) a party, the sale, transfer and delivery by each Selling Entity of its respective Acquired Interests, or the consummation by Seller or any Selling Entity of the transactions contemplated to be performed by Seller or such Selling Entity hereby or thereby.

(b)          This Agreement has been, and all other instruments and agreements to be executed and delivered by Seller or any Selling Entity as contemplated hereby will be, duly and validly executed and delivered by Seller or such Selling Entity, as applicable, and, assuming the due authorization, execution and delivery by Buyer, constitutes a legal, valid and binding obligation of Seller or such Selling Entity, as applicable, enforceable against Seller or such Selling Entity, as applicable, in accordance with its terms, except as may be limited by the Enforceability Exceptions.

Section 4.03.     Governmental Authorization. The execution, delivery and performance by Seller of this Agreement or any other Transaction Agreement to which it is (or at the Closing will be) a party, and the sale, transfer and delivery by each Selling Entity of its respective Acquired Interests pursuant to this Agreement, require no consent, clearance, expiration or termination of waiting periods, waiver, notice, approval, authorization, filing, notification or registration of, to or with any Governmental Authority other than (a) compliance with any applicable requirements of the HSR Act by the parties hereto; (b) the filing of applications and notices with respect to, and receipt of, the Required Regulatory Approvals by the parties hereto; and (c) any other consent, clearance, expiration or termination of waiting periods, waiver, notice, approval, authorization, filing, notification or registration, the absence of which would not reasonably be expected, individually or in the aggregate, to prevent, impair or materially delay Seller’s or any Selling Entity’s ability to consummate the sale of the Acquired Interests and other transactions contemplated hereby and thereby.

Section 4.04.     Non-Contravention. Except as set forth in Section 4.04 of the Acquired Company Disclosure Schedule, the execution, delivery and performance by Seller of this Agreement or any other Transaction Agreement in each case to which it is (or at the Closing will be) a party, the sale, transfer and delivery by each Selling Entity of its respective Acquired Interests, and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with the Governing Documents of Seller or any Selling Entity; (b) assuming compliance with the matters referred to in Section 4.03(a) and (b), violate any Applicable Law; (c) require any consent or other action by any Person under, or conflict with, result in a breach of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Seller or any Selling Entity under, any Permit or Contract to which Seller or any Selling Entity is a party or by which any Acquired Company is, or any of its Assets are, bound; or (d) result in the creation or imposition of any Lien on the Acquired Interests or any Equity Interest of any Acquired Company, except in the case of each of the foregoing clauses (b), (c) and (d) as would not reasonably be expected to be, individually or in the aggregate, material to the Business.

Section 4.05.     Litigation. Other than any Action instituted by or on behalf of, or against, Buyer or its Affiliates, none of Seller or any Selling Entity is a claimant or defendant in or otherwise a party to any Action by, before or against any Governmental Authority, which is pending or in progress or, to Seller’s knowledge, threatened, by, against or affecting its business or Assets that would reasonably be expected, individually or in the aggregate, to prevent, impair or materially delay Seller’s or any Selling Entity’s ability to consummate the sale of the Acquired Interests and other transactions contemplated hereby. As of the date hereof, there is no judgment, decree, ruling, injunction or order of any Governmental Authority or arbitrator outstanding against Seller, any Selling Entity or their respective Assets, which would reasonably be expected, individually or in the aggregate, to prevent, impair or materially delay Seller’s or any Selling Entity’s ability to consummate the sale of the Acquired Interests and other transactions contemplated hereby.

Section 4.06.     Ownership of Acquired Interests.

(a)          Each Selling Entity has good and valid title to the Acquired Interests set forth next to its name on Section 4.06(a) of the Acquired Company Disclosure Schedule, free and clear of all Liens other than Permitted Equity Liens, and is the record and beneficial owner of all such Acquired Interests and will transfer and deliver to Buyer at the Closing valid title to the Acquired Interests free and clear of all Liens (other than Permitted Equity Liens).

(b)          There is no outstanding Contract with any Person to purchase, redeem or otherwise acquire any outstanding shares of the capital stock or Equity Interests of any Acquired Company.

Section 4.07.     Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller or any Selling Entity who might be entitled to any fee or commission from such Acquired Company in connection with the transactions contemplated by this Agreement.

Section 4.08.     Unlawful Payments; Anti-Money Laundering and Sanctions. Seller has not violated and is not in violation of applicable Anti-Corruption Laws, AML Laws or Sanctions, or to Seller’s knowledge, is not and has not been subject to any investigation by any Governmental Authority with respect to any actual or alleged breach of any applicable Anti-Corruption Laws, AML Laws or Sanctions. Neither Seller nor any of its Subsidiaries is located, organized under the laws of or resident in a Sanctioned Territory. Neither Seller nor any of its Subsidiaries or any of their respective directors, officers or, to Seller’s knowledge, employees thereof is a Sanctioned Person.

Article 5
Representations and Warranties of Buyer

Except as set forth in the Buyer Disclosure Schedule, Buyer represents and warrants to Seller, on the date hereof and as of the Closing, that:

Section 5.01.     Existence and Power. Buyer is duly organized, validly existing and in good standing under the laws of the jurisdiction of organization and has all corporate power required to own, lease and operate its properties and to conduct its business as it is now being conducted. Buyer and its Subsidiaries are duly qualified to do business as a foreign corporation (and, where such concept is applicable, is in good standing) in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 5.02.     Authorization.

(a)          The execution, delivery and performance by Buyer of this Agreement and each other Transaction Agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby are within Buyer’s corporate power and have been duly authorized by all necessary corporate action on the part of Buyer, and no other approval, action or proceedings on the part of Buyer are necessary to authorize this Agreement or any other Transaction Agreement to which Buyer is (or, at the Closing, will be) a party, or the consummation by Buyer of the transactions contemplated to be performed by Buyer hereby or thereby. No vote or consent of the holders of any class, series of Equity Interests of Buyer or any of its Subsidiaries is necessary to approve this Agreement or the transactions contemplated hereby.

(b)          This Agreement has been duly and validly executed and delivered by Buyer and, assuming the due authorization, execution and delivery by Seller, constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as may be limited by the Enforceability Exceptions.

Section 5.03.     Governmental Authorization. Performance by Buyer of this Agreement requires no consent, clearance, expiration or termination of waiting periods, waiver, notice, approval, authorization, filing, notification or registration of, to or with any Governmental Authority other than (a) compliance with any applicable requirements of the HSR Act by the parties hereto; (b) the filing of applications and notices with respect to, and receipt of, the Required Regulatory Approvals by the parties hereto; and (c) any other consent, clearance, expiration or termination of waiting periods, waiver, notice, approval, authorization, filing, notification or registration, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 5.04.     Non-Contravention. Except as set forth in Section 5.04 of the Buyer Disclosure Schedule, the execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) violate or conflict with the Governing Documents of Buyer; (b) assuming compliance with the matters referred to in Section 5.03(a) and (b), violate any Applicable Law; (c) require any consent or other action by any Person under, or conflict with, result in a breach of, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right (other than any right under any compensation or benefit arrangement) or obligation of Buyer under, any contract material to Buyer; or (d) result in the creation or imposition of any Lien on any asset of Buyer, except for any Permitted Liens, except in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 5.05.     Financing.

(a)          The Financing, when funded in accordance with the Financing Commitments, together with the Equity Financing, when funded in accordance with the Equity Commitment Letter, and cash on hand of Buyer and its Affiliates, will provide Buyer at Closing with immediately available funds sufficient to pay the Financing Uses payable at Closing.

(b)          Buyer has made available prior to the date hereof to Seller accurate and complete copies of the Financing Commitments, and, to the extent existing as of the date of the Agreement, any other definitive documents (i) with respect to the Financing and (ii) between Buyer and the Debt Financing Sources with respect to any debt or other forms of financing for purposes of funding the Financing Uses (provided that such documents may be redacted in a customary manner to remove references to fee amounts, pricing and “market flex” provisions and other economic and commercially sensitive matters, in each case, that do not affect the conditionality, enforceability, availability or amount of the debt financing). Assuming the satisfaction of the conditions set forth herein, the truth and accuracy of the representations and warranties herein the inaccuracy of which would give rise to the right to terminate the Financing Commitments and the performance by each of the Acquired Companies and Seller of their obligations under this Agreement, as of the date hereof, there is no fact, occurrence or condition that may cause any of the terms or conditions of closing of any such arrangements with respect to the Financing not to be met at Closing. Notwithstanding anything else in this Agreement, Buyer acknowledges that its obligations under this Agreement with respect to the consummation of the transactions contemplated by this Agreement are not subject to any conditions regarding its, its Affiliates’ or any other Person’s ability to obtain equity, debt or any other financing, or the availability or receipt of the proceeds of any transaction related to the Financing. The Buyer is not in default or breach under the terms and conditions of the Financing Commitments, and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach, or a failure to satisfy a condition, under the terms and conditions of the Financing Commitments. There are no side letters or other Contracts to which Buyer or any of its Affiliates is a party that would reduce the aggregate amount of the financing contemplated thereby, impose any additional condition precedent to the funding of the Financing other than as set forth in the Financing Commitments, or limiting the obligations of the counterparties to the Financing Commitments or any other of the foregoing Financing arrangements or any Debt Financing Source to fund the Financing Commitments or any other of the foregoing Financing arrangements, as applicable. As of the date hereof, (A) the Financing Commitments have not been amended or modified except as expressly permitted by this Agreement; (B) no such amendment or modification is contemplated, except with respect to any “market flex” terms contained in any related fee letter and except for the addition as parties to the Financing Commitments of lenders, lead arrangers, bookrunners, agents, managers or similar entities who have not executed the Financing Commitments as of the date hereof; and (C) the commitments contained in the Financing Commitments have not been withdrawn, terminated, replaced or rescinded in any respect. Buyer has no reason to believe that it will be unable to satisfy on a timely basis any term or condition in the Financing Commitments applicable to it, or that the amount of the Financing required to consummate the transactions contemplated by this Agreement will not be made available to Buyer on or prior to the Closing Date. Buyer has fully paid, or caused to be fully paid, all commitment or other fees and amounts that are due and payable on or prior to the date of this Agreement pursuant to the terms of the Financing Commitments.

(c)          Buyer has delivered to Seller a true, complete and correct copy of the executed Equity Commitment Letter. The Equity Commitment Letter is in full force and effect and constitutes the legal, valid, binding and enforceable obligation of Buyer and the Equity Investor, enforceable in accordance with its terms, subject to the Enforceability Exceptions. There are no side letters or other Contracts to which Buyer or any of its Affiliates is a party relating to the Equity Commitment Letter that would reduce the aggregate amount of the Equity Financing or that would adversely affect the enforceability of the Equity Commitment Letter. Neither Buyer nor the Equity Investor is in default or breach under the terms and conditions of the Equity Commitment Letter, and as of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach, or a failure to satisfy a condition, under the terms and conditions of the Equity Commitment Letter. As of the date hereof, (i) Equity Commitment Letter has not been amended or modified; (ii) no such amendment or modification is contemplated; and (iii) the commitment contained in the Equity Commitment Letter has not been withdrawn, terminated, replaced or rescinded in any respect. Buyer has no reason to believe that it will be unable to satisfy on a timely basis any term or condition in the Equity Commitment Letter applicable to it, or that the amount of the Equity Financing required to consummate the transactions contemplated by this Agreement will not be made available to Buyer on or prior to the Closing Date. Buyer has fully paid, or caused to be fully paid, all commitment or other fees and amounts that are due and payable on or prior to the date of this Agreement pursuant to the terms of the Equity Commitment Letter (if any).

Section 5.06.     Solvency. Buyer is not entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. Assuming (a) satisfaction of the conditions to Buyer’s obligations to consummate the transactions contemplated by this Agreement, or waiver of such conditions, and immediately after giving effect to the transactions contemplated by this Agreement and (b) that the representations and warranties of Seller contained in this Agreement are true and correct in all material respects, at and immediately after the Closing, Buyer and its Subsidiaries, on a consolidated basis, (a) will be solvent (in that both the fair value of their assets will not be less than the sum of their debts and that the present fair saleable value of their assets will not be less than the amount required to pay their probable liability on their recourse debts as they mature or become due); (b) will have adequate capital and liquidity with which to engage in their businesses; and (c) will not have incurred debts beyond their ability to pay as they mature or become due.

Section 5.07.     Litigation. Other than any Action instituted by or on behalf of, or against, Seller or its Representatives, Buyer is not a claimant or defendant in or otherwise a party to any Action concerning its business, which is in progress or, to Buyer’s Knowledge, threatened or pending by or against or concerning its business that would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect. As of the date hereof, there is no judgment, decree, ruling, injunction or order of any Governmental Authority or arbitrator outstanding against Buyer or its Assets, which would reasonably be expected to prevent, impair or materially delay Buyer’s ability to consummate the purchase of the Acquired Interests and other transactions contemplated hereby.

Section 5.08.     Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission from Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.09.     Unlawful Payments; Anti-Money Laundering and Sanctions. Buyer has not violated and is not in violation of applicable Anti-Corruption Laws, AML Laws or Sanctions, or to Buyer’s Knowledge, is not and has not been subject to any investigation by any Governmental Authority with respect to any actual or alleged breach of any applicable Anti-Corruption Laws, AML Laws or Sanctions. Neither Buyer nor any of its Affiliates is located, organized under the laws of or resident in a Sanctioned Territory. Neither Buyer nor any of its Affiliates or any of their respective directors, officers or, to Buyer’s Knowledge, employees thereof is a Sanctioned Person.

Section 5.10.     Inspections; No Other Representations. Prior to its execution of this Agreement, Buyer has conducted to its satisfaction an independent investigation, review and analysis of the current condition and affairs of the Acquired Companies, including the assets, financial condition, the cash flows and the prospects of the Acquired Companies. In making its decision to execute this Agreement and to purchase the Acquired Interests, Buyer has relied and will rely solely upon the results of such independent investigation, review and analysis and the terms and conditions of this Agreement. Without limiting the generality of the foregoing, Buyer acknowledges that: (a) it has had the opportunity to meet with Seller and its Representatives to discuss the Acquired Companies, their assets, financial condition, cash flows and prospects; (b) all materials and information requested by Buyer have been provided to Buyer to Buyer’s satisfaction (including the answers provided in response to Buyer’s and its Representatives’ questions) and Buyer is fully familiar with all such materials and information, including all terms and conditions, obligations and liabilities pursuant to, and arising under, all Material Contracts and Permits; and (c) except for the representations and warranties of Seller expressly set forth in Article 3 and Article 4, none of Seller, the Acquired Companies, their respective Representatives or any other Person makes any representation or warranty, express or implied, written or oral, as to the Acquired Companies, their assets, financial condition, the cash flows and the prospects (including any projections, estimates or budgets delivered to or made available to Buyer of future results or future financial condition (or any component thereof)). Except for the representations and warranties of Seller expressly set forth in Article 3 and Article 4 of this Agreement, (x) Buyer (on behalf of itself and its Representatives) acknowledges that, in entering into this Agreement, Buyer and its Representatives have relied solely upon the aforementioned investigation, review and analysis and (y) Buyer agrees to accept the Acquired Interests and the Acquired Companies in the condition they are in on the Closing Date based upon its own investigation, review and analysis with respect thereto as to all matters, in each case of (x) and (y), without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller, the Acquired Companies, their respective Representatives or any other Person. Buyer will undertake prior to Closing such further investigation, review and analysis and request such additional documents and information as it deems necessary to the extent permitted herein. Without limiting the representations and warranties expressly set forth in Article 3 and Article 4 of this Agreement or in a Transaction Agreement, Buyer (on behalf of itself and its Representatives) further acknowledges and agrees that none of Seller, any Acquired Company, their respective Representatives or any other Person shall have any liability to Buyer or its Representatives or any other Person relating to any information provided or made available to the foregoing Persons prior to the Closing in connection with the transactions contemplated by this Agreement and the other Transaction Agreements, including any information, documents or materials made available, whether orally or in writing, during any meeting or in any data room, responses to questions or in any other form in connection with the transactions contemplated by this Agreement and the other Transaction Agreements. Buyer (on behalf of itself and its Representatives) further acknowledges that no Representative of Seller or any Acquired Company has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided. Notwithstanding the foregoing, nothing in this Agreement will constitute a waiver of any liability for Fraud.

Section 5.11.     Limited Guaranty. The Equity Investor has delivered to Seller concurrently with the execution of this Agreement a true, complete and correct copy of the executed Limited Guaranty. The Limited Guaranty is in full force and effect and constitutes the legal, valid, binding and enforceable obligation of the Equity Investor in favor of Seller, enforceable by Seller in accordance with its terms, subject to the Enforceability Exceptions. The Equity Investor is not in default or breach under the terms and conditions of the Limited Guaranty and as of the date hereof no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under the terms and conditions of the Limited Guaranty.

Article 6
Covenants

Section 6.01.     Pre-Closing Conduct of Business.

(a)          From the date of this Agreement until the Closing, except as set forth in Section 6.01(a) of the Acquired Company Disclosure Schedule, Seller shall cause each Acquired Company (i) to conduct its business in the ordinary course of business in all material respects, and (ii) to use commercially reasonable efforts to preserve substantially intact its business and organization and operate and maintain its material Assets and its material business relations, in each case, in all material respects; provided that no action by any Acquired Company with respect to matters expressly permitted by an exception to a subclause of Section 6.01(b) will be deemed a breach of this Section 6.01(a).

(b)          Without limiting the generality of Section 6.01(a), from the date of this Agreement until the Closing, except (i) as expressly permitted by this Agreement, (ii) as required by Applicable Law or Permit or by any Governmental Authority, (iii) as set forth in Section 6.01(a) or Section 6.01(b) of the Acquired Company Disclosure Schedule or (iv) with the prior written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed), Seller shall, and shall cause each Acquired Company and, solely to the extent related to the Business, Seller’s other Subsidiaries, not to, in a manner that is binding on an Acquired Company:

(i)          amend, restate or otherwise modify the Governing Documents of an Acquired Company;

(ii)         declare, authorize, establish a record date for, pay or set aside any dividend or other distribution (in cash or otherwise), except for (A) any dividend or distribution to an Acquired Company from one of its Subsidiaries, (B) any dividend or distribution made as contemplated by Section 2.05 or (C) Seller’s regular quarterly cash dividends paid in the ordinary course of business;

(iii)        split, combine, reclassify, issue, reserve for issuance, grant, sell, pledge, transfer, redeem or subject to any Lien (other than any Permitted Lien) any Equity Interests in an Acquired Company;

(iv)       other than (A) as required by the terms of any Employee Benefit Plan in existence on the date of this Agreement, (B) in the ordinary course of business or as required by Applicable Law or (C) any retention or similar bonuses paid or payable to any Business Employee to the extent the same are paid prior to Closing or are reflected as “current liabilities” in Net Working Capital, (1) with respect to any Business Employee, (I) grant or increase any severance or termination pay to such individual (or materially amend any existing severance or termination pay arrangement) or (II) enter into any deferred compensation or other similar agreement with such individual (or materially amend any existing agreement); (2) materially increase benefits payable to Business Employees under any existing Employee Benefit Plan, including any severance or termination pay policies; (3) establish, adopt or materially amend any Company Benefit Plan or collective bargaining agreement or other labor union agreement; (4) increase compensation, bonus or other benefits payable to any Business Employee other than regularly scheduled merit or cost of living base salary or wage rate increases in the ordinary course of business, consistent with past practice that do not exceed five percent (5%) individually; (5) grant, amend or modify any awards or accelerate the vesting of or lapsing of restrictions with respect to any equity or equity-based compensation of any current or former Business Employee; (6) hire any new employee or engage any new consultant, or terminate the employment or engagement, other than for cause, of any Business Employee or consultant, if such employee or consultant will receive, or did receive, annual base compensation in excess of $150,000; or (7) plan, announce, implement, or effect a reduction in force, lay-offs, furloughs, early-retirement program, severance program or other program or effort concerning the termination of a group of Business Employees; provided, however, that none of the foregoing shall prevent or limit Seller or its Subsidiaries from establishing, adopting, terminating, amending or modifying any Seller Benefit Plan if such action applies uniformly to similarly-situated employees of Seller and its Subsidiaries, without disproportionate impact to the Business Employees.

(v)        sell, transfer, assign, convey, lease, license, pledge, subject to a Lien (other than Permitted Liens), surrender, relinquish or otherwise dispose (including by merger, consolidation, acquisition of stock or assets or otherwise) of any of the Assets of an Acquired Company if the consideration in connection with such action is in an amount in excess of Three Million, Five Hundred Thousand Dollars ($3,500,000) individually, or Eleven Million Dollars ($11,000,000) in the aggregate, other than (A) inventory (including electric power in any form (including energy, capacity or ancillary services)) in the ordinary course of business or (B) pursuant to existing obligations under Contracts made available to Buyer;

(vi)        issue, sell, transfer, assign, pledge, subject to a Lien (other than Permitted Liens), surrender, relinquish or otherwise dispose (including by merger, consolidation, acquisition of stock or assets or otherwise) of any Equity Interests in any Acquired Company, except in each case to another Acquired Company;

(vii)       make any loans, advances, capital contributions or investments (other than investments in money market or similar funds) to or in any other Person (other than another Acquired Company), or incur new Indebtedness (or any rights to acquire any debt securities), or assume, guarantee, endorse or otherwise become liable for any Indebtedness of any Person that is not an Acquired Company, in each case of the foregoing in an amount in excess of Seven Million, Five Hundred Thousand Dollars ($7,500,000) in the aggregate and in each case of the foregoing other than (A) any borrowings under the existing facilities pursuant to the Financing Documents, so long as the Liens securing such facilities are released pursuant to the applicable Lien Release Letters at or prior to the Closing, or (B) any loan, advance, capital contribution or other transaction, in each case to the extent made solely to settle, net or otherwise satisfy any Intercompany Account; provided that any obligation or liability of any Acquired Company arising from any such loan, advance, capital contribution or other transaction shall constitute an Intercompany Account and shall be settled or eliminated at or prior to the Closing in accordance with Section 6.06;

(viii)      amend, renew, extend, modify, waive any material right, claim or benefit under, or voluntarily terminate any Material Contract, or enter into any new Contract that would have been required to be listed in Section 3.09(a) of the Acquired Company Disclosure Schedule had it been in effect as of the date hereof, in each case, other than (A) such amendment, renewal, extension, modification, waiver, termination or new Contract that is ministerial or administrative in nature or does not effect any substantive change to the commitments or obligations of the applicable Acquired Company, or (B) any expiration of a Material Contract in accordance with its terms or any automatic renewal or extension thereof in accordance with its existing terms; provided that this Section 6.01(b)(viii) does not include Hedging Arrangements;

(ix)        enter into any Hedging Arrangement, other than any Hedging Arrangement under which neither Buyer nor any Affiliates, including the Acquired Companies, will have any Liability following the Closing;

(x)         (A) make (other than in a manner consistent with past practice), change, or revoke any material election in respect of Taxes (including making, amending, rescinding or revoking any entity classification election under Treasury Regulations Section 301.7701-3, or otherwise undertaking a change in such entity classification), (B) adopt or change a Tax accounting period or any material method of Tax accounting, (C) file any material amended Tax Return or prepare any material Tax Return in a manner which is inconsistent with past practices, (D) enter into any closing agreement with respect to a material amount of Taxes, (E) waive or surrender any claim for refund or credit of material Taxes, (F) enter into any agreement or settlement with a Governmental Authority with respect to a material amount of Taxes, or (G) consent to the extension or waiver of the limitations period applicable to any Action, examination or assessment relating to material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business);

(xi)        make any change to its methods of financial accounting, except as required by changes in GAAP or other Applicable Law;

(xii)       other than (A) investments in money markets and similar funds in the ordinary course of business and (B) acquisitions of inventory and equipment in the ordinary course of business in an amount not to exceed Eleven Million Dollars ($11,000,000) in the aggregate; provided that such dollar limitation shall not restrict acquisitions made pursuant to the capital expenditure budgets for 2026 and 2027 set forth in Section 6.01(b)(xiv) of the Acquired Company Disclosure Schedule, make any acquisition (including by merger, consolidation, acquisition of stock or assets or any other business combination) of Equity Interests or Assets of another Person (other than another Acquired Company);

(xiii)      adopt or enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of an Acquired Company;

(xiv)      make or authorize any capital expenditures, except for the expenditures materially consistent with the amounts set forth on Section 6.01(b)(xiv) of the Acquired Company Disclosure Schedule for 2026 and 2027; provided, however, that the foregoing shall not restrict capital expenditures for operational emergencies, equipment failures or outages; provided, further, that such capital expenditures shall be made in the ordinary course of business;

(xv)       pay, discharge, settle, compromise, waive, release or satisfy any Action that would result in any liability in excess of Eleven Million Dollars ($11,000,000) in the aggregate for such Action, or that would impose non-monetary obligations (other than customary confidentiality obligations) on any Acquired Company that would be material to an Acquired Company or where any Acquired Company admits to any wrongdoing;

(xvi)      abandon, forfeit or fail to maintain in effect and in good standing any Permit material to the Acquired Companies taken as a whole or the Business;

(xvii)     fail to maintain, terminate or cancel any material insurance coverage maintained by any Acquired Company without replacing such coverage with a comparable amount of insurance coverage to the extent available on commercially reasonable terms;

(xviii)    sell, assign, transfer, license, sublicense, subject to a Lien (other than Permitted Liens), transfer, or otherwise dispose of any Proprietary Software set forth on Section 1.01-PS of the Acquired Company Disclosure Schedule, except for non-exclusive licenses of Proprietary Software granted to customers, contractors or vendors in the ordinary course; or

(xix)       agree or commit to do any of the foregoing.

(c)          From the date of the Agreement until the Closing, Seller shall, and shall cause the applicable Acquired Companies to, use commercially reasonable efforts to pursue and advance each of the actions set forth in Section 6.01(c) of the Acquired Company Disclosure Schedule (collectively, the “Interim Repair Actions”) in the ordinary course of business and in accordance with Good Industry Practices, Applicable Law and the applicable Permits. The parties acknowledge and agree that each date or outage referenced in Section 6.01(c) of the Acquired Company Disclosure Schedule reflects Seller’s current expected schedule for the applicable Interim Repair Action and does not constitute a deadline for its completion. The Interim Repair Actions are in addition to, and do not limit, Seller’s obligations under Section 6.01(a) and are not an exhaustive list of the repair and maintenance activities to be pursued at the Facilities prior to the Closing. Seller shall keep Buyer reasonably informed as to the status of each Interim Repair Action, including by (i) providing to Buyer, at least monthly, a reasonably detailed update on the progress of each Interim Repair Action; (ii) delivering to Buyer, as soon as reasonably practicable after they become available, copies of all material analyses, assessments, inspection and test reports; and (iii) promptly notifying Buyer of any material development or delay with respect to any Interim Repair Action. Notwithstanding anything to the contrary in Section 6.01(a) or Section 6.01(b), neither such provision shall prohibit, restrict or require Buyer’s consent for Seller or any applicable Acquired Company to pursue or perform any Interim Repair Action in a manner materially consistent with the description thereof in Section 6.01(c) of the Acquired Company Disclosure Schedule.

Section 6.02.     Further Assurances; Consents and Filings.

(a)          Subject to the terms and conditions of this Agreement, including Section 6.02(f), Buyer and Seller shall use reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to take or cause to be taken all actions, and do or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary under Applicable Law, to consummate the transactions contemplated by this Agreement, and proceed diligently and in good faith, and to obtain as soon as practicable, but in any event before the End Date, all necessary consents (including corporate or limited liability company approvals), clearances, waiting period expirations or terminations, approvals, waivers, licenses, Permits, exemptions and authorizations of, and actions or nonactions by, and make as promptly as practicable all necessary filings, submissions and declarations with, any Governmental Authority or other third party necessary in connection with the consummation of the transactions contemplated by this Agreement. Prior to submitting or making any correspondence, filing or communication to any Governmental Authority, Seller and Buyer shall, to the extent permitted by Applicable Law, first provide the other parties hereto with a copy of such correspondence, filing (except their respective Notification and Report Forms pursuant to the HSR Act) or communication in draft form and give such other party a reasonable opportunity to discuss its content before it is submitted or filed with the relevant Governmental Authority, and shall reasonably consider and take account of all reasonable comments timely made by the other parties with respect thereto.

(b)          Subject to the terms and conditions herein provided and without limiting the foregoing, each of Seller and Buyer agrees to coordinate in good faith with the other with respect to, and to (and Seller shall cause its Subsidiaries to, and Buyer shall cause the other Specified Buyer Affiliates to): (i) file all required Notification and Report Forms pursuant to the HSR Act with respect to Buyer’s acquisition of the Acquired Interests as promptly as practicable after the date hereof, and in any event within ten (10) days of this Agreement (or such other period as may be agreed in writing by Seller and Buyer); (ii) file with FERC such filings as are required to be made with respect to the FERC Approval within fifteen (15) days of this Agreement (or such other period as may be agreed in writing by Seller and Buyer); and (iii) file with the applicable Governmental Authorities, including NYSPSC, such other filings, submissions and declarations as are required to be made with respect to the NYSPSC Approval and the other Required Regulatory Approvals no later than thirty (30) days after the date of this Agreement (or such other period as may be agreed in writing by Seller and Buyer).

(c)          No party hereto shall meet with, engage in material conversations with, or attend or participate in other appearances before, any Governmental Authority in connection with obtaining any such consent, authorization, order and approval unless it consults with the other parties hereto reasonably in advance and, to the extent not precluded by Applicable Law or regulation or the applicable Governmental Authority, offers the other parties hereto the opportunity to attend and participate in such meeting or conversation. Seller and Buyer shall (and shall cause their respective Representatives to), to the extent permitted by Applicable Law, (i) give each other prompt notice of the making or commencement of any request, inquiry or Action by or before any Governmental Authority with respect to the transactions contemplated hereby, (ii) keep each other reasonably informed as to the status of any such request, inquiry or Action, (iii) promptly inform each other of any material communication (and provide each other with copies of all written communications) to or from any Governmental Authority with respect to the transactions contemplated hereby.

(d)          Without limitation to their obligations set forth in this Section 6.02 and Section 6.21 of the Acquired Company Disclosure Schedule, Buyer and Seller shall jointly develop, and each of the parties shall consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the timing, form and content of any filing, analyses, appearances, communications, presentations, memoranda, briefs, arguments, opinions and making or submitting any proposals other than in respect of a Required Regulatory Action by or on behalf of any party hereto in connection with efforts to obtain the Required Regulatory Approvals or HSR clearance (collectively, “Regulatory Approval Actions”).

(e)          Seller shall not, and shall cause its Subsidiaries not to, and Buyer shall not, and shall cause the other Specified Buyer Affiliates not to, take, refrain from taking or cause to be taken any action that it is aware or should reasonably be aware would have the effect of materially delaying, materially impairing or materially impeding the receipt of any consent, authorization, order or approval of any Governmental Authority. Buyer shall not, and shall cause the other Specified Buyer Affiliates not to, directly or indirectly, acquire or agree to acquire any electric generation or transmission facility, or otherwise obtain control over any electric generation, transmission, storage or other power-related facility, in each case, in the “ERCOT power region” (as such terminology is used in Sections 39.154 and 39.158 of PURA), NYISO region, or ISO-NE region, whether by merger, consolidation, by purchasing any portion of the assets of or equity in, or by any other manner, if the entering into of a definitive agreement relating thereto or the consummation of such acquisition, merger or consolidation, asset or equity purchase or the taking of such action would reasonably be expected to prevent or materially impede, materially interfere with, materially hinder, or materially delay the consummation of the transactions contemplated by this Agreement.

(f)           In addition to and without limiting the foregoing, but subject to parties’ obligations set forth in Section 6.21 of the Acquired Company Disclosure Schedule, Buyer shall take, and shall cause the other Specified Buyer Affiliates to take (and Seller shall, and shall cause its Subsidiaries to, reasonably assist Buyer and the Specified Buyer Affiliates with respect to), all actions necessary to satisfy as promptly as practicable all conditions, undertakings and requirements as may be necessary or appropriate to obtain all required consents, authorizations, orders and approvals from Governmental Authorities, as soon as practicable, but in any event before the End Date, including (i) litigating, appealing any such litigation, entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby that would otherwise prevent or impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement, (ii) offering, negotiating, agreeing to, consenting to, and effecting the sale, divestiture, effecting the disposition, licensing or holding separate of assets or lines of business or taking any other action with respect to any of Buyer’s, the other Specified Buyer Affiliates’ or the Acquired Companies’ businesses, assets, properties or other interests, including operating businesses or assets separately or taking other structural or behavioral actions, (iii) offering, negotiating, agreeing to, consenting to, and effecting the creation, termination, relinquishment, modification or waiver of relationships, ventures, contractual rights, obligations or other arrangements of Buyer, the other Specified Buyer Affiliates or the Acquired Companies or (iv) taking or committing to take actions that after the Closing Date would limit the freedom of action of Buyer, the other Specified Buyer Affiliates or the Acquired Companies with respect to, or its or their ability to retain, operate, own or manage, one or more of its or their businesses, assets, properties or other interests; provided that any such actions contemplated in clauses (ii) through (iv) above (such actions, the “Required Regulatory Actions”) with respect to Buyer, the other Specified Buyer Affiliates and the Acquired Companies shall be required only if conditioned on the Closing.

(g)          Notwithstanding anything in this Agreement to the contrary, all filing fees payable in connection with the Notification and Report Forms pursuant to the HSR Act to be filed with respect to the transactions contemplated hereby shall be borne equally by Buyer, on one hand, and Seller, on the other hand. Nothing in this Agreement, including Section 6.01 and this Section 6.02, is intended to give Buyer or any of its Affiliates, directly or indirectly, the right to control or direct the business or operations of any of the Acquired Companies prior to the Closing.

Section 6.03.     Access and Information.

(a)          From the date hereof until the Closing, Seller shall cause the Acquired Companies to, at Buyer’s sole cost and expense, and solely to the extent such information is readily available or would be readily obtained without any undue interference with the business or operations of Seller or any of the Acquired Companies, (i) furnish to Buyer or its Representatives, such financial, operating and other data and any other information relating to the Business as such Persons may reasonably request in advance; (ii) upon reasonable prior notice and during normal working hours of the applicable Acquired Company, afford to Buyer and its Representatives reasonable access to the properties to conduct surveying, inspections, and for any other reason reasonably related to Buyer’s diligence, the Financing or this Agreement (subject to reasonable safety restrictions), copies of relevant books and records and employees, officers and Representatives of the Acquired Companies; and (iii) reasonably cooperate with Buyer to allow Buyer or its applicable Affiliate to make offers of employment to the Persons and in the manner set forth in Annex C; provided that (A) the obligation of any Acquired Company to provide the information referred to in clause (i) or the access referred to in clause (ii) shall be subject to the Access Restrictions, (B) Buyer shall not (directly or through any other Person) collect any air, soil, surface water or ground water samples nor perform any invasive or destructive sampling on any property related to any Acquired Company and (C) Seller shall have the right to have its Representatives present for any granted access, review of information or meetings with employees, officers or Representatives of the Acquired Companies conducted as part of any actions contemplated by clause (i) or (ii). In the event that Seller does not furnish any information referred to in clause (i), or does not provide any access referred to in clause (ii), in each case of the preceding sentence, based on the Access Restrictions, Seller shall promptly notify Buyer of such refusal or inability to provide such information or access and shall use, and shall cause its respective Affiliates, including the Acquired Companies, to use, commercially reasonable efforts to make appropriate substitute arrangements, including entering into a joint defense Contract or “clean team” arrangements, or seek appropriate waivers or consents. Except in the case of Seller’s, its Affiliates’ or their respective Representatives’ willful misconduct or gross negligence, Buyer agrees to indemnify and hold harmless Seller, its Affiliates and their respective Representatives (each of which Persons shall be a third-party beneficiary of this Section 6.03(a)) for any and all Losses incurred by any of the foregoing Persons arising out of or relating to the on-site visits under this Section 6.03(a), including any claims by any Person with respect to injury or death to Persons or property damage. Notwithstanding the foregoing, Buyer’s access rights under this Section 6.03(a) shall terminate, with access to information governed by discovery, during the pendency of any Action between the parties hereto. No information or knowledge obtained by any Person in any investigation pursuant to this Section 6.03 shall affect or be deemed to modify any representation or warranty made by any party hereto.

(b)          At or as soon as reasonably practicable after the Closing, Seller shall deliver to Buyer all written books, drawings, OEM manuals and records of the Acquired Companies that are in the possession or control of Seller or its respective Subsidiaries and not located at the Acquired Companies’ premises or not otherwise made available to Buyer or its Representatives. From and after the Closing, without limiting the rights of Seller pursuant to Section 2.04(c), Buyer shall, and shall cause the Acquired Companies to (i) maintain the books and records of the Business for a period of six (6) years, except in the case of books and records relating to Taxes, which shall be maintained for any longer period required by Applicable Law; and (ii) at Seller’s sole cost and expense, to the extent reasonably necessary to permit Seller or any of its Subsidiaries to perform their Tax, accounting and financial reporting obligations or to perform or satisfy any bona fide legal or regulatory obligation relating to any period prior to the Closing and subject to the Access Restrictions, (A) furnish to Seller and its Representatives such financial and operating data and any other information relating to the Business as such Persons may reasonably request in advance and (B) upon no less than three (3) Business Days’ written notice and during working hours of the applicable Acquired Company, afford to Seller and its respective Representatives reasonable access to the properties (subject to reasonable safety restrictions), copies of books and records, and employees, officers and Representatives of the Acquired Companies; provided, in each case of the foregoing clauses (ii)(A) and (ii)(B), that (1) Buyer shall have the right to have its Representatives present for any communication with employees, officers or Representatives of the Acquired Companies; and (2) no Acquired Company shall be required to furnish any information to the extent that (x) Buyer reasonably believes any of Buyer or its Affiliates is prohibited from furnishing such information to Seller or its Representatives under Applicable Law or any Contract; or (y) such information relates to pricing or other matters that are sensitive and the furnishing of such information, as determined by Buyer, might reasonably result in antitrust difficulties for Buyer or any of their Affiliates. In the event that Buyer does not furnish any information referred to in clause (i), or does not provide any access referred to in clause (ii), in each case of the preceding sentence, based on the Access Restrictions, Buyer shall promptly notify Seller of such refusal or inability to provide such information or access and shall use, and shall cause its Affiliates, including the Acquired Companies, to use, commercially reasonable efforts to make appropriate substitute arrangements, including entering into a joint defense Contract or “clean team” arrangements, or seek appropriate waivers or consents. Seller agrees to indemnify and hold harmless Buyer, its Affiliates and their respective Representatives (each of which Persons shall be a third-party beneficiary of this Section 6.03(b)) for any and all Losses incurred by any of the foregoing Persons arising out of or relating to the on-site visits under this Section 6.03(b), including any claims by any Person with respect to injury or death to Persons or property damage.

Section 6.04.     Confidentiality.

(a)          Subject to Section 6.04(b) through Section 6.04(d), (i) Seller undertakes to Buyer to keep, and to cause each of its respective Subsidiaries and Representatives to keep, confidential the terms and existence of this Agreement and the Transaction Agreements and all information and documents about Buyer and its Affiliates (including, after the Closing, the Acquired Companies and the Business) and (ii) Buyer undertakes to Seller to keep confidential the terms and existence of this Agreement and the Transaction Agreements and all information and documents that it has acquired about Seller and its Subsidiaries (excluding, from and after the Closing, information with respect to the Acquired Companies and the Business). As used in this Section 6.04, “Receiving Party” means (w) Buyer, its Affiliates and its and their Representatives, or (x) Seller, its respective Subsidiaries and their respective Representatives, that receive or are provided access to any of the foregoing information from (1) in the case of the Persons in clause (w), Seller, its respective Subsidiaries and their respective Representatives or (2) in the case of the Persons in clause (x), Buyer, its Affiliates and its or their Representatives, and the Person or Persons disclosing or providing access to such information shall be the “Disclosing Party”.

(b)          A party shall not be required to keep confidential or to restrict its use of (i) information that became, is or becomes publicly available (other than as a result of a disclosure in breach of this Agreement, the Confidentiality Agreement or other obligation of confidentiality); (ii) information that was already known to Receiving Party on a non-confidential basis prior to being furnished thereto by the Disclosing Party; (iii) information that becomes available to Receiving Party on a non-confidential basis from a source other than Disclosing Party if such source, to such Receiving Party’s knowledge, is not bound by a confidentiality agreement with, or other obligation of confidentiality to, such Disclosing Party that prohibits such source from transmitting the information to the Receiving Party; (iv) information that is independently developed by or for Receiving Party without the use of, or reliance on, any information disclosed by Disclosing Party and without violating any of Receiving Party’s obligations hereunder or under the Confidentiality Agreement; or (v) information disclosed with the Disclosing Party’s prior written consent.

(c)          Buyer or Seller, as applicable, may disclose such information referred to in Section 6.04(a) that it is otherwise required to keep confidential under this Section 6.04:

(i)          to its Representatives, but only if such Representatives (A) need to know such information solely for a purpose contemplated by this Agreement or any Transaction Agreement and (B) are either bound by (x) an obligation of confidentiality to Receiving Party, advised of the existence of this Agreement and directed to comply with its terms or (y) by standards of professional conduct to maintain the confidentiality of such information to the same extent required in this Agreement and are directed to use such information in connection with the purposes contemplated by this Agreement; or

(ii)         to the extent required by Applicable Law (including by interrogatories, requests for information or documents, subpoena, civil investigative demand, regulatory proceedings, stock exchange rules, or other applicable rules or regulations or similar process); provided that the Receiving Party shall, to the extent legally permissible, promptly notify Disclosing Party of such request or requirement so that Disclosing Party may, at its own cost, seek an appropriate protective order or waive compliance with this Agreement. If so requested or required, subject to any protective order or the receipt of an express waiver under this Agreement, Receiving Party may disclose only such portion of the information referred to in Section 6.04(a) to the Person requiring disclosure as, on the advice of legal counsel, is required by Applicable Law and, in connection with such disclosure, Receiving Party shall use commercially reasonable efforts to request confidential treatment of such portion of the information as is disclosed; provided, further, that to the extent that Receiving Party is subject to a routine examination in the ordinary course of business by a regulatory or self-regulatory authority, bank examiner or auditor, notice to the Disclosing Party shall not be required where disclosure is in connection with an audit or examination or a blanket document request that does not reference the Disclosing Party, this Agreement, any Transaction Agreements or the transactions contemplated hereby or thereby.

(d)          In furtherance and not in limitation of the foregoing, Seller and Buyer shall not, and shall cause their respective Affiliates and their Representatives not to, directly or indirectly, issue or cause the publication of any public announcement or press release with respect to this Agreement or any Transaction Agreements or the transactions contemplated hereby or thereby without the prior written consent of the other parties hereto (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) to the extent that Seller or Buyer, as applicable, reasonably determines, after consultation with legal counsel, such action to be required by Applicable Law or by the applicable rules of any stock exchange or self-regulatory organization, in which event such party will use reasonable best efforts to allow each other parties hereto reasonable time to comment on such public announcement in advance of its issuance, (ii) to the extent the contents of such publication or announcement are consistent in all material respects with materials or disclosures that have previously been released publicly in compliance with this Section 6.04(d), or (iii) to the extent that the subject matter of such public announcement or press release relates to a material dispute between Buyer, on the one hand, and Seller, on the other hand. The parties hereto agree that the initial press release to be issued with respect to the execution of this Agreement shall be in a form mutually agreed by Seller and Buyer.

(e)          Notwithstanding any other provision set forth herein or in any Transaction Agreements, Buyer (and its Affiliates) may share non-public or confidential information regarding the Acquired Companies and their respective businesses (i) with Governmental Authorities in furtherance of its obligations under Section 6.02 and (ii) with the Debt Financing Sources, and Buyer and the Debt Financing Sources may share such information with potential financing sources in connection with any marketing efforts (including any syndication) in connection with the Financing, in each case of the foregoing clause (ii) to the extent such Debt Financing Sources or potential financing source are obligated, by Contract or otherwise, to maintain the confidentiality of such non-public or confidential information.

Section 6.05.     Notices of Certain Events. Subject to Applicable Law, each of Seller and Buyer shall promptly notify (and where applicable furnish a copy of such materials to) the other parties hereto in the event of (a) such party’s receipt of any material written notice or communication from any Governmental Authority in connection with the transactions contemplated by this Agreement or the Transaction Agreements (to the extent notification thereof to the other parties is permitted by such Governmental Authority), or (b) the commencement of any Action related to this Agreement, any other Transaction Agreement or the transactions contemplated hereby or thereby of which, to the Acquired Company’s Knowledge or to Buyer’s Knowledge, as applicable, such party has received written notice. Subject to Applicable Law and any obligation of confidentiality, prior to the Closing, Seller shall notify Buyer in writing of operational emergencies, equipment failures or outages that are material to the Business as soon as reasonably practicable after the occurrence of any such event.

Section 6.06.     Termination of Certain Services and Contracts. At or prior to the Closing, except for the Affiliate Contracts set forth on Section 6.06 of the Acquired Company Disclosure Schedule, the Transition Services Agreement and the New Commercial Contracts, Seller shall, or shall cause its respective Subsidiaries (including the Acquired Companies) to, at Seller’s cost and expense, (a) terminate, sever or assign to Seller or a Subsidiary thereof (other than any Acquired Company) effective upon or before the Closing any and all services provided to any Acquired Company by Seller or any Subsidiary of Seller (other than any Acquired Company), including the termination or severance of insurance policies, Tax services, legal services and banking services (to include the severance of any centralized clearance accounts), it being understood that certain of such services may not arise under written contract, in which case such services shall be deemed to be terminated at the Closing, (b) terminate or assign to Seller or any Subsidiary thereof (other than any Acquired Company) each Affiliate Contract in its entirety without any further obligations or liabilities of the Acquired Companies, Buyer or any of its Affiliates following the Closing, in each case, in a form that Seller has afforded Buyer a reasonable opportunity to review and comment on prior to the Closing, (c) eliminate by payment, settlement, netting, capitalization, set off, cancellation, forgiving, release or otherwise any obligations or liabilities under the Intercompany Accounts between or among such parties, in each case, such that Buyer, the Acquired Companies and their respective Affiliates, on the one hand, and Seller and its respective Subsidiaries, on the other hand, shall not have any further liability to one another in respect of such Intercompany Accounts following the Closing and (d) cause any and all claims, liabilities, or obligations (contingent or otherwise) between any Acquired Company, on one hand, and Seller or its Subsidiaries (other than any Acquired Company), on the other hand, to be released effective at the Closing (collectively such services, contracts, claims, liabilities or obligations, the “Terminated Contracts”). Notwithstanding the foregoing, each of the contracts and other arrangements listed on Section 6.06 of the Acquired Company Disclosure Schedule shall not be terminated or assigned at Closing, shall not be deemed to be Terminated Contracts hereunder and shall continue in the ordinary course according to its terms or arrangements, as the case may be.

Section 6.07.     Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a)          Buyer (on behalf of itself and its Affiliates) waives and will not assert, and agrees to cause the Acquired Companies to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller or any of its Affiliates or any shareholder, officer, employee or director of any of them or the Acquired Companies (any such Person, a “Designated Person”) in any matter involving the Transaction Agreements or any other agreements or transactions contemplated thereby, by White & Case LLP representing Seller, the Acquired Companies or any of their respective Affiliates in connection with the Transaction Agreements or any other agreements or transactions contemplated thereby (the “Current Representation”), including in any Action or other dispute between or among Buyer or its Affiliates, the Acquired Companies and any Designated Person, even though the interests of such Designated Person may be directly adverse to Buyer or its Affiliates or the Acquired Companies.

(b)          Buyer waives and will not assert, and agrees to cause the Acquired Companies to waive and to not assert, any attorney-client privilege with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Buyer, and following the Closing, with the Acquired Companies, it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by Seller; provided that the foregoing waiver and acknowledgment of retention shall not extend to any communication not involving the Transaction Agreements or any other agreements or transactions contemplated thereby, or to communications with any Person other than the Designated Persons and their advisers. From and after the Closing, the Acquired Companies shall not have access to any communications or to the files of any legal counsel currently representing Seller in connection with the Current Representation.

Section 6.08.     Directors and Officers.

(a)          From and after the Closing for a period of six (6) years, Buyer shall cause the Acquired Companies to, (i) indemnify and hold harmless each Seller Indemnitee to the fullest extent permitted by Applicable Law against and from any Losses incurred by such Seller Indemnitee in connection with any Action to the extent arising out of or relating to the fact that a Seller Indemnitee is a director or officer of any Acquired Company, whether asserted or claimed prior to, at or after the Closing, and (ii) provide to the fullest extent permitted by Applicable Law all rights to indemnification, advancement of expenses, exculpation and other limitations on liability in favor of any Seller Indemnitee who is entitled to be indemnified by any Acquired Company pursuant to the Governing Documents of any Acquired Company or any agreement set forth in Section 6.08(a) of the Acquired Company Disclosure Schedule providing for indemnification by the Acquired Companies of any Seller Indemnitee, in each case in effect on the date of this Agreement. In the event that Buyer, the Acquired Companies or any of their respective successors or assigns (1) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (2) transfers or conveys all or a majority of its assets to any Person while the covenants set forth in this Section 6.08 remain in effect, then in each such case, Buyer shall use commercially reasonable efforts to make or cause the applicable Acquired Company to make proper provision so that such successor or assign of Buyer or the Acquired Companies, as the case may be, shall succeed to and be bound by the obligations set forth in this Section 6.08.

(b)          The obligations of Buyer under this Section 6.08 shall not be terminated or modified in such a manner as to adversely affect any Seller Indemnitee to which this Section 6.08 applies without the written consent of such affected Seller Indemnitee unless such termination or modification is required by Applicable Law (it being expressly agreed that each Seller Indemnitee shall be a third-party beneficiary of this Section 6.08).

Section 6.09.     Tax Matters.

(a)          With respect to a Straddle Period, Seller and Buyer shall determine the Tax attributable to the portion of the Straddle Period that ends on the Closing Date as follows: (i) all real estate, personal property and similar ad valorem Taxes (“Property Taxes”) imposed on the Acquired Companies or their assets that are applicable to any Straddle Period shall be prorated on a daily basis; and (ii) all other Taxes (including Income Taxes, employment Taxes, and sales and use Taxes) shall be determined as of the end of the day on the Closing Date using an interim closing of the books on the Closing Date (and for such purpose, the taxable period of any entity treated as a partnership for U.S. federal income tax purposes in which any Acquired Company holds a beneficial interest will be deemed to terminate at such time). In determining whether a Property Tax is attributable to a Straddle Period, any Tax shall be deemed a Tax attributable to the taxable period specified on the relevant Tax bill. Section 6.09(a) of the Acquired Company Disclosure Schedule sets forth the real property Tax years and due dates for such Tax payments for the Acquired Companies. Notwithstanding the foregoing, the parties agree that any increase in Property Taxes that are attributable to Buyer’s acquisition of the Acquired Interests pursuant to this Agreement or change in Property Tax filing requirements of Buyer occurring subsequent to the Closing shall be borne by Buyer, and Seller shall not have any responsibility for any such increase in Property Taxes.

(b)          With respect to any Property Taxes of the Acquired Companies that are attributable to any Straddle Period: (i) if Seller or the Acquired Companies pays such Property Taxes at or prior to the Closing, within three (3) Business Days after delivery to Buyer of proof of such payment, Buyer shall pay to Seller the amount of such Property Taxes paid by Seller or the Acquired Companies that are attributable to the portion of such Straddle Period beginning after the Closing Date; and (ii) if Buyer or the Acquired Companies pay such Property Taxes after the Closing, within three (3) Business Days after delivery to Seller of proof of such payment, Seller shall pay to Buyer the amount of such Property Taxes paid by Buyer or the Acquired Companies that are attributable to the portion of such Straddle Period from and after the Relevant Date to and including the Closing Date. Any amounts payable under this Section 6.09(b) shall be without duplication of any amounts included in Net Working Capital.

(c)          Except as required by Applicable Law or contemplated by this Agreement, without obtaining the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), Buyer shall not, and shall not cause or permit the Acquired Companies to, (i) take any action on the Closing Date after the Closing other than in the ordinary course of business that could reasonably be expected to give rise to any material Tax liability of Seller or its respective direct or indirect equity holders; (ii) make a retroactive election under Treasury Regulations Section 301.7701-3 with respect to the Acquired Companies that would be effective during a Pre-Closing Tax Period or Straddle Period; or (iii) prior to the determination of the Adjustment Amount, (A) file any Tax Return of the Acquired Companies for any Pre-Closing Tax Period or Straddle Period other than one prepared in a manner consistent with the past practice of the Acquired Companies, to the extent such past practice is at least “more likely than not” supportable under Applicable Law or (B) amend any Tax Return of the Acquired Companies for any Pre-Closing Tax Period or Straddle Period.

(d)          Each of Seller and Buyer shall, and shall cause their respective Affiliates to, reasonably cooperate (at the requesting party’s sole cost and expense) with respect to any Taxes or Tax Returns in respect of the Acquired Companies, and shall retain until the expiration of the applicable Tax statute of limitations and provide to the other party and its Affiliates, all records and other information that are reasonably requested in writing by the other party in connection with any Tax Return or any Action, examination or assessment relating to the Taxes of the Acquired Companies, and make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(e)          If, after the Closing, any Taxing Authority issues a supplemental or corrected Property Tax bill for any Acquired Company relating to a Pre-Closing Tax Period that is not part of a Straddle Period, and Buyer or any Acquired Company pays the amount of such bill in excess of the Property Taxes previously billed for such period, then, without duplication of any amount included in Net Working Capital, within three (3) Business Days after delivery to Seller of proof of such payment, Seller shall pay to Buyer the portion of such excess attributable, on a daily basis, to the days in such Pre-Closing Tax Period that fall on or after the Relevant Date.

(f)          Seller shall be entitled to the Tax refunds or overpayments of (i) federal, New Jersey or Rhode Island fuel excise Taxes of the Acquired Companies in respect of Pre-Closing Tax Periods that are received or utilized by Buyer or any of the Acquired Companies prior to the second anniversary of the Closing Date to the extent the Taxes underlying such refunds or overpayments were paid prior to the Closing or included in the calculation of Net Working Capital, and (ii) Property Taxes of the Acquired Companies in respect of Pre-Closing Tax Periods that are attributable to a taxable period from and after the Relevant Date to and including the Closing Date that are received or utilized by Buyer or any of the Acquired Companies, in each case, net of any out-of-pocket costs, expenses or Taxes attributable to such refunds. At Seller’s sole out-of-pocket cost and expense, Buyer shall use commercially reasonable efforts to cause the Acquired Companies to make all filings and take all actions reasonably necessary, to the extent at least “more likely than not” supportable under Applicable Law, to secure such refunds or overpayments as promptly as possible and to pay to Seller any such amount, net of any out-of-pocket costs, expenses or Taxes attributable to such refunds, within fifteen (15) days after the actual receipt of or entitlement to such refund or overpayment. Notwithstanding anything in this Section 6.09(f) to the contrary, Buyer and the Acquired Companies shall not be obligated to pay any such refund or overpayment under this Section 6.09(f) to the extent that (i) any such refund or overpayment was included in the calculation of Net Working Capital or Indebtedness, (ii) the receipt or utilization of any such refund or overpayment obligates Buyer or the Acquired Companies (or any Affiliate thereof) to make a payment to a third party pursuant to the terms of an agreement entered into by the Acquired Companies or Seller (or any of its respective Affiliates) on or prior to the Closing, or (iii) any such refund or overpayment results from the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in a Post-Closing Tax Period. Any amount received by Seller pursuant to this Section 6.09(f) shall be treated as an adjustment to the Purchase Price except as otherwise required by Applicable Law.

Section 6.10.     Seller Credit Support.

(a)          From and after the date hereof, Seller shall not, and shall cause its Subsidiaries, including the Acquired Companies, not to, (i) enter into any new letters of credit, guarantees, financial assurances, surety bonds, performance bonds, bid bonds, letters of indemnity or other contractual obligations that would constitute Seller Credit Support or (ii) modify the terms or conditions (including renewing, extending or increasing the amount thereof) of any Seller Credit Support, in each case without Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided that no such consent shall be required for any action described in clause (i) or (ii) that is (A) required by Law, (B) expressly required by the terms of a Material Contract or Permit in effect on the date hereof (but only to the extent requested by the counterparty thereto and so required by the terms of such Material Contract or Permit), or (C) undertaken in the ordinary course of business, in an amount not exceeding Fifteen Million Dollars ($15,000,000) in the aggregate (together with all other actions taken in reliance on this clause (C)). Seller shall notify Buyer in writing, no less frequently than once per calendar month, of any action described in clause (i) or (ii), including in reliance on the foregoing proviso, taken since Seller’s immediately preceding notice under this sentence, which notice shall set forth the beneficiary, face or maximum amount and expiration date of each item of Seller Credit Support so entered into or modified.

(b)          From the date hereof until the date on which no Seller Credit Support remains outstanding (including, for the avoidance of doubt, if applicable, after the Closing), Buyer shall use its commercially reasonable efforts to (and Seller shall, and shall cause its respective Subsidiaries to, provide such reasonable assistance as Buyer may request to): (i) arrange for substitute letters of credit, guarantees or other forms of customary credit support to replace all outstanding Seller Credit Support or (ii) assume all obligations under each Seller Credit Support, in each case by seeking to obtain from the creditor or other counterparty (and, in the case of any Seller Credit Support issued or provided by a bank, other financial institution or other third Person, from such bank, other financial institution or other third Person) a full release (in form and substance reasonably satisfactory to Seller) of Seller and its Subsidiaries (other than, following Closing, the Acquired Companies) of any liabilities and obligations thereunder; provided that (A) Buyer’s obligations under this Section 6.10 shall apply solely to Seller Credit Support set forth on Section 3.23 of the Acquired Company Disclosure Schedule as of the date hereof or entered into, modified, renewed, extended or increased in compliance with Section 6.10(a), and (B) in no event shall Buyer be required to provide replacement credit support in respect of any Seller Credit Support in an amount exceeding (1) the amount set forth for such Seller Credit Support on Section 3.23 of the Acquired Company Disclosure Schedule as of the date hereof or (2) for any Seller Credit Support entered into, modified, renewed, extended or increased in compliance with Section 6.10(a), the amount thereof as so entered into, modified, renewed, extended or increased (the amount described in the foregoing clause (1) or (2), as applicable, the “Subject Amount”).

(c)          To the extent any Seller Credit Support remains outstanding following the Closing (any such Seller Credit Support, a “Continuing Credit Support”), Seller shall maintain, or cause to be maintained, such Continuing Credit Support until the earlier of the current expiration date of such Continuing Credit Support and the date that is six (6) months after the Closing, in each case, in the amount and on the terms and conditions as in effect as of Closing. With respect to each Continuing Credit Support, Buyer shall indemnify and hold harmless Seller and its Subsidiaries (each of which shall be a third-party beneficiary of this Section 6.10) against, and reimburse Seller for, all reasonable and documented out-of-pocket costs, fees or expenses required to be paid or otherwise incurred in maintaining such Continuing Credit Support from and after the Closing, whether or not any such Continuing Credit Support is drawn upon or otherwise required to be paid or otherwise performed. Buyer shall promptly reimburse Seller and its Subsidiaries for all amounts in the event and to the extent that (i) any Continuing Credit Support is drawn upon, (ii) Seller or any of its Affiliates makes any payment with respect to the Continuing Credit Support or (iii) any other Loss incurred by Seller or its Subsidiaries with respect to any such Continuing Credit Support, in each case of the foregoing clauses (i) through (iii), solely to the extent arising out of obligations of the Acquired Companies arising after the Closing; provided that in no event shall Buyer’s aggregate liability under this Section 6.10(c) with respect to any Continuing Credit Support exceed (A) the Subject Amount for such Continuing Credit Support plus (B) any documented, out-of-pocket costs and expenses (including reasonable legal fees and expenses) reasonably incurred by Seller in connection with a legal action to enforce this Section 6.10(c), all amounts reimbursable for maintaining such Continuing Credit Support plus (C) the 3% per annum fee payable under this Section 6.10(c). Buyer shall pay to Seller, with respect to each Continuing Credit Support, a fee accruing daily at a rate equal to 3% per annum of the face or maximum amount of such Continuing Credit Support, calculated on the basis of a 360-day year and the actual number of days elapsed, for each day from and including the Closing Date to but excluding the date such Continuing Credit Support is terminated, released or replaced, which fee shall be payable monthly in arrears within ten (10) Business Days after Seller’s written demand therefor. Buyer acknowledges that neither Seller nor any of its Subsidiaries will be required to issue or renew any new Seller Credit Support after the Closing.

(d)          Notwithstanding anything to the contrary contained herein, Buyer shall not (i) enter into any transactions after the Closing in the name of Seller or any of its Affiliates or (ii) amend, modify, extend or renegotiate any material term of any Continuing Credit Support, in each case of the foregoing clauses (i) and (ii), in any manner that materially increases or extends the potential exposure of Seller or any of its Affiliates under any Continuing Credit Support, in each case without the consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.11.     R&W Insurance Policy Matters.

(a)          Subject to any insurer being bound to confidentiality restrictions no less rigorous than those to which Buyer was bound in the Confidentiality Agreement, Seller shall, and shall cause the Acquired Companies to, provide to Buyer and to any insurer or broker under the R&W Insurance Policy copies of all materials provided to Buyer in connection with Buyer’s negotiation, execution and delivery of this Agreement and otherwise reasonably cooperate, and cause the Acquired Companies to cooperate, with Buyer and such insurer or broker in the execution and binding of the R&W Insurance Policy. From and after the Closing, Buyer shall not amend, or permit to be amended, the R&W Insurance Policy in a manner that is detrimental to the interests of Seller or its Subsidiaries. Buyer agrees that all premiums, commissions, fees, costs, expenses and other amounts incurred or payable in connection with the negotiation, execution or delivery of the R&W Insurance Policy shall not be deemed to be a Transaction Expense under this Agreement.

(b)          To the extent Buyer elects to obtain a R&W Insurance Policy, such R&W Insurance Policy shall provide that the insurer(s) thereunder unconditionally and irrevocably waive any right of subrogation arising under the R&W Insurance Policy against Seller, any Affiliate of Seller, and any direct or indirect past, present or future director, officer, manager, employee, member, partner, or stockholder of Seller, except in the event of Fraud by any such Person, and no such rights shall expand or increase any liability or obligation of Seller in connection with this Agreement and the transactions contemplated hereby. Such R&W Insurance Policy shall provide that Seller, any Affiliate of Seller, and any direct or indirect past, present or future director, officer, manager, employee, member, partner, or stockholder of Seller are third-party beneficiaries of such provisions. Buyer acknowledges and agrees that in the event no R&W Insurance Policy is obtained, Seller shall have no liability with respect to Seller’s representations and warranties in Article 3 and Article 4, except in the event of Seller’s Fraud. To the extent Buyer elects to obtain a R&W Insurance Policy, from and after the Closing, if Buyer provides Seller with notice of any written claim made against the R&W Insurance Policy, Seller shall use commercially reasonable efforts to cooperate with Buyer in connection with any claim made by Buyer (subject to the Access Restrictions) under the R&W Insurance Policy at Buyer’s sole cost and expense; provided that in no event shall Seller or any Affiliate thereof be required to provide any assistance to Buyer with respect to any claim alleging Fraud; provided, further, that neither Seller nor any of its Subsidiaries shall be required to grant any release, waive any privilege or take any action that would reasonably be expected to prejudice its rights under the Hurricane Policy.

(c)          From and after the Closing, Buyer shall, and shall cause the Acquired Companies to, reasonably cooperate with Seller, at Seller’s sole cost and expense, in preserving and pursuing claims under the Hurricane Policy, including by providing reasonable access to relevant books and records and personnel and furnishing information reasonably requested in connection with such claims; provided that neither Buyer nor any Acquired Company shall be required to grant any release, waive any privilege or take any action that would reasonably be expected to prejudice its rights under the R&W Insurance Policy.

Section 6.12.     Exclusivity. Seller shall, effective upon the execution hereof, immediately terminate, and cause its respective Subsidiaries and Representatives to terminate, any discussions or negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, any Alternative Proposal. From the date of this Agreement to the Closing or the termination of this Agreement, Seller shall not, and shall cause its respective Subsidiaries and their respective Representatives not to, directly or indirectly, (a) solicit, initiate, or encourage, or take any other action to knowingly facilitate, any Alternative Proposal or any inquiry or proposal that would reasonably be expected to lead to an Alternative Proposal, (b) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person (other than Buyer and its Affiliates and Representatives) any information with respect to, or otherwise cooperate in any way with, any Alternative Proposal or any inquiry or proposal that would reasonably be expected to lead to an Alternative Proposal, or (c) approve, endorse, recommend, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, joint venture agreement, partnership agreement or merger, acquisition or similar agreement constituting or contemplating any Alternative Proposal. “Alternative Proposal” means any inquiry, proposal, indication of interest or offer made by any Person (other than Buyer, its Affiliates and their respective Representatives) and whether involving a single transaction or a series of related transactions, for, or that would result in: (i) the direct or indirect acquisition or purchase of any portion of any Equity Interests of any of the Acquired Companies or other material Assets of the Acquired Companies, or (ii) any merger, reorganization, dissolution, liquidation, share exchange, consolidation, business combination or similar transaction involving any Acquired Company, in each case of the foregoing clauses (i) and (ii), other than (A) the transactions contemplated hereby, or (B)(1) any transaction involving the indirect sale or transfer of all (and not less than all) of the Equity Interests of the Acquired Companies to an unaffiliated third party if, in the aggregate, the Assets of the Acquired Companies do not constitute substantially all of the Assets being sold or otherwise transferred in such transaction or (2) any issuance, sale, transfer or acquisition of securities of Seller, or any merger, consolidation or other business combination involving Seller (but not, in the case of this clause (2), any such transaction involving any Selling Entity, any Acquired Company or any other Subsidiary of Seller substantially all of whose Assets consist, directly or indirectly, of Equity Interests in the Acquired Companies), in each case of subclauses (1) and (2), solely to the extent such transactions do not, and would not reasonably be expected to, (I) prevent or materially impede, materially interfere with, materially hinder, or materially delay the consummation of the transactions contemplated by this Agreement, (II) materially affect Seller’s obligations under this Agreement, or (III) result in Seller (or its successor) ceasing to own, directly or indirectly, 100% of the Equity Interests in each Acquired Company and each Selling Entity.

Section 6.13.     Wrong Pockets; Clean Air Market Allowances.

(a)          From the Closing Date until the first anniversary thereof, if Seller, any Acquired Company or Buyer becomes aware of any Assets or liabilities that primarily relate to the business and operations of Seller other than the Business that are in the possession of the Acquired Companies, including any funds intended for Seller or its respective Affiliates (other than the Acquired Companies), (i) Seller shall promptly notify Buyer in writing or Buyer shall, or shall cause the applicable Acquired Company to, promptly notify Seller in writing, as applicable, and (ii) Seller shall and Buyer shall, or shall cause the applicable Acquired Companies to, as soon as reasonably practicable, ensure that such Asset or liability is transferred or assumed, with any necessary prior third party consent or approval, to Seller or its designee for no additional consideration. Prior to any such transfer, Buyer shall hold such Asset in trust for the benefit of Seller.

(b)          From the Closing Date until the first anniversary thereof, if Seller, any Acquired Company or Buyer becomes aware of any Assets or liabilities that primarily relate to the Business that are in the possession of Seller or any of its Subsidiaries, including any funds intended for the Acquired Companies, (i) Seller shall promptly notify Buyer in writing or Buyer shall or shall cause the applicable Acquired Company to promptly notify Seller in writing, as applicable, and (ii) Seller shall and Buyer shall cause the applicable Acquired Companies to, as soon as reasonably practicable, ensure that such Asset or liability is transferred or assumed, with any necessary prior third party consent or approval, to the applicable Acquired Company or Buyer’s designee for no additional consideration. Prior to any such transfer, Seller shall hold such Asset in trust for the benefit of Buyer.

(c)          During the period commencing on the date hereof and ending on the earlier of the termination of this Agreement in accordance with its terms and the Closing Date, Seller shall not, and shall cause the Acquired Companies not to, use, sell, bank, or transfer any Clean Air Market Allowances that have been allocated by the applicable Governmental Authority, whether as of the date of this Agreement or at any time prior to the Closing, to any Facility (the “Allocated Allowances”) for any purpose other than such Facility’s compliance with Applicable Law. If any Allocated Allowances have been transferred to, or are held in, an account of Seller or any of its Subsidiaries (other than an Acquired Company) prior to the Closing, Seller shall, and shall cause its applicable Affiliates to, transfer such Allocated Allowances to an account of the applicable Acquired Company on or prior to the Closing Date to the extent permitted by Applicable Law. Seller shall, and shall cause the Acquired Companies to, purchase RGGI Allowances in the ordinary course of business where necessary for compliance with Applicable Law, subject to Section 6.13(d).

(d)          If the Closing occurs prior to March 1, 2027, Seller shall, and shall cause its applicable Subsidiaries to, on or prior to the Closing Date, transfer to the applicable Acquired Company sufficient RGGI Allowances to comply with all outstanding obligations under the Regional Greenhouse Gas Initiative arising from the operation of the Business prior to January 1, 2027.

Section 6.14.     Casualty and Condemnation.

(a)          If, from and after the date hereof until the earlier of the Closing and the termination of this Agreement, as applicable, any Asset (or any material portion thereof) of any Acquired Company, either alone, or together with any other Asset (or any material portion thereof) of any Acquired Company (including, for the avoidance of doubt, any Facility) is damaged by fire or other casualty (“Casualty Loss”), or is taken by a Governmental Authority by exercise of the power of eminent domain (“Condemnation”), then the provisions of this Section 6.14 shall apply and Seller shall promptly (and in any event no more than five (5) days after such event first occurred) notify Buyer in writing of any material Casualty Loss or material Condemnation together with the details thereof. To assist Buyer in its evaluation of a Casualty Loss or Condemnation, Seller shall or shall cause the Acquired Companies to provide to Buyer such access to the Assets, and such information of the Acquired Companies as Buyer may reasonably request in connection therewith, all in accordance with Section 6.03.

(b)          Following the occurrence of (i) any Casualty Loss, if (A) the aggregate cost to restore, repair or replace the Asset(s) (or material portion(s) thereof) subject to such Casualty Loss to a condition comparable in all material respects to its/their condition prior to the occurrence of such Casualty Loss net of insurance and other third party proceeds actually received by an Acquired Company in respect of such Casualty Loss plus (B) the aggregate amount of net lost profits of the Business reasonably expected to accrue as a result of such Casualty Loss after the Adjustment Calculation Time (the sum of clauses (i)(A) and (i)(B), collectively, “Restoration Cost”) and/or (ii) any Condemnation, if the (A) aggregate value of the Asset(s) (or portion(s) thereof) subject to such Condemnation net of condemnation awards and other third party proceeds actually received by an Acquired Company in respect of such Condemnation plus (B) the aggregate amount of the net lost profits of the Business reasonably expected to accrue as a result of such Condemnation after the Adjustment Calculation Time (the sum of clauses (ii)(A) and (ii)(B), collectively, the “Condemnation Value”), is, in the aggregate, less than or equal to the Major Loss Amount, for such Casualty Loss or Condemnation, then (A) there shall be no effect on the transactions contemplated hereby and (B) the applicable Acquired Companies shall be entitled to and shall retain (or Seller shall, or shall cause its applicable Subsidiary to, promptly remit to the applicable Acquired Companies) all insurance, condemnation award or other third-party proceeds for any Casualty Loss and/or Condemnation (“Loss Proceeds”) received by Seller or any of its Subsidiaries (without being considered a current asset in the calculation of the Net Working Capital Adjustment). In the event that the parties do not agree to any quantum of Restoration Cost and/or Condemnation Value, the parties shall negotiate in good faith to determine the value of the Restoration Cost and/or Condemnation Value; provided, that, if the parties cannot mutually agree to the value of the Restoration Cost and/or Condemnation Value within thirty (30) days of commencing negotiations, then the applicable Restoration Cost and/or Condemnation Value shall be determined by an independent third party appraiser mutually selected by the parties hereto (and in the absence of agreement between the parties as to the selection of the independent third party appraiser after five (5) days following the end of such thirty (30)-day period, the independent third party appraiser shall be selected by the New York, New York office of the American Arbitration Association). The fees, costs and expenses of the independent third party appraiser shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Buyer.

(c)          Subject to the rights of Buyer and Seller set forth in this Section 6.14, upon the occurrence of any Casualty Loss and/or Condemnation involving an aggregate Restoration Cost and/or Condemnation Value in excess of the Major Loss Amount, Seller shall have the option to restore, repair or replace the affected Asset(s) (or material portion(s) thereof) subject to such Casualty Loss or Condemnation prior to Closing to a condition comparable in all material respects to its/their condition prior to the occurrence of such Casualty Loss or Condemnation. If Seller exercises such option, which shall be exercised by delivering written notice to Buyer prior to the Closing and as soon as practicable, after the occurrence of such Casualty Loss or Condemnation and the determination of the Restoration Cost or Condemnation Value, as applicable, pursuant to and in accordance with Section 6.14(b), then (i) Seller shall complete or cause to be completed the repair, replacement or restoration of the Asset(s) (or material portion(s) thereof) subject to such Casualty Loss or Condemnation prior to the Closing to a condition comparable in all material respects to its/their condition prior to the occurrence of such Casualty Loss or Condemnation, and (ii) the Closing Date shall be postponed for the amount of time reasonably necessary to complete such restoration, repair or replacement as reasonably agreed between Buyer and Seller; provided, that in no event shall such postponement extend beyond the End Date; provided further that, if the restoration, repair or replacement is not completed by the End Date, then the provisions of Section 6.14(d) shall apply. If Seller completes the restoration, repair or replacement of the Asset(s) subject to such Casualty Loss or Condemnation to a condition comparable in all material respects to its/their condition prior to the occurrence of such Casualty Loss or Condemnation in accordance with this Section 6.14(c), then Seller may utilize any Loss Proceeds (including any Loss Proceeds received by the Acquired Companies) in furtherance of its restoration, repair or replacement activities and, following such completion, shall be entitled to and shall retain any other Loss Proceeds, which if received by Buyer or any of its Affiliates following the Closing, shall be remitted as promptly as practicable to Seller up to an amount actually spent by Seller for such restoration, repair or replacement activities; provided, that to the extent that any restoration, repair or replacement activities take place after the Adjustment Calculation Time and are paid by Buyer, Buyer shall be entitled to any Loss Proceeds in respect of such activities, which if received by Seller or any of its respective Subsidiaries following the Adjustment Calculation Time, shall be remitted to Buyer and, for clarity, Buyer shall be entitled to retain any business interruption Loss Proceeds attributable to the period after the Adjustment Calculation Time. If Seller elects to restore, repair or replace any Asset(s) subject to a Casualty Loss or Condemnation, Seller shall do so in the ordinary course of business and shall keep Buyer reasonably informed of the status thereof, including allowing Buyer and its Representatives access to the sites in accordance with Section 6.03.

(d)          Subject to the rights of Buyer and Seller set forth in this Section 6.14, in the event of (i) a Casualty Loss involves an aggregate Restoration Cost in excess of the Major Loss Amount or (ii) a Condemnation involves an aggregate Condemnation Value in excess of the Major Loss Amount (and, in the case of each of clauses (i) and (ii), neither party has terminated this Agreement pursuant to Section 6.14(e)), in either case where Seller does not exercise (or does not timely exercise) its option pursuant to and in accordance with Section 6.14(c) to restore, repair or replace the Asset(s) (or material portion(s) thereof) subject to such Casualty Loss or Condemnation to a condition comparable in all material respects to its condition prior to the occurrence of such Casualty Loss or Condemnation(s), or in the event that Seller, after Seller’s exercise of such option, fails to complete such restoration, repair or replacement within the period of time agreed upon by the parties hereto pursuant to Section 6.14(c) or by the End Date, or the Asset(s) (or material portion(s) thereof) subject to such Casualty Loss or Condemnation is otherwise not capable of being restored, repaired or replaced to a condition comparable in all material respects to its/their condition prior to the occurrence of such Casualty Loss or Condemnation, the parties hereto shall adjust the Base Purchase Price downward by the aggregate Restoration Cost and/or Condemnation Value related thereto after giving effect to any amounts previously spent by or on behalf of Seller or an Acquired Company in respect of such Casualty Loss or Condemnation and proceed to the Closing. If the Base Purchase Price is adjusted in accordance with this Section 6.14(d), then Seller shall be entitled to and shall retain all Loss Proceeds (other than any Loss Proceeds taken into account in determining the Restoration Cost or Condemnation Value) up to the amount of such adjustment, which, if received by Buyer or any of its Affiliates following the Closing, shall be remitted as promptly as practicable to Seller; provided, that to the extent that any restoration, repair or replacement activities take place after the Adjustment Calculation Time and are paid by Buyer, Buyer shall be entitled to any Loss Proceeds in respect of such activities, which if received by Seller or any of its respective Subsidiaries following the Closing, shall be remitted as promptly as practicable to Buyer.

(e)          Notwithstanding anything to the contrary in this Section 6.14, if the aggregate Restoration Cost and/or Condemnation Value with respect to one or more Casualty Losses and/or Condemnations exceeds, in the aggregate, the Catastrophic Loss Amount, then either Buyer or Seller shall have the right, by delivering written notice to the other party prior to the Closing and in no event more than ten (10) Business Days after the final determination of such Restoration Cost and/or Condemnation Value pursuant to Section 6.14(b), to terminate this Agreement pursuant to Section 9.01(a)(vi). If neither Buyer nor Seller timely exercises such right, the provisions of Section 6.14(c) and Section 6.14(d) shall apply.

Section 6.15.     Insurance. Buyer acknowledges and agrees that all insurance arrangements maintained by Seller and its Subsidiaries (other than the Acquired Companies) for the benefit of the Acquired Companies will be terminated as of the Closing and the Acquired Companies will cease to be insured by, have access or availability to, be entitled to make claims on, or claim benefits or seek coverage under, any of Seller’s or its Subsidiaries’ insurance policies or self-insurance programs; provided that in respect of any claims arising from an event or occurrence prior to the Closing Date, Seller shall, and shall cause its Subsidiaries to, upon Buyer’s written request and subject to the terms and conditions of the applicable policies, use commercially reasonable efforts to make claims on any of Seller’s or its respective Subsidiaries’ occurrence-based insurance policies covering the Assets and property of any Acquired Company at the time of such event or occurrence, and Seller and its respective Subsidiaries and Representatives shall use commercially reasonable efforts to cooperate with and assist Buyer, at Buyer’s sole cost and expense, in asserting any such claims. Subject to Section 6.14, the aggregate recovery under any such policy in respect of such claims arising out of a particular event or occurrence shall be allocated between Seller and Buyer in proportion to the aggregate amount of Loss incurred by the Acquired Companies with respect thereto prior to the Closing and on or following the Closing. Seller and its Subsidiaries shall not, and prior to the Closing shall cause the Acquired Companies not to, amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any insurance policies which may affect the Acquired Companies’ ability to assert or continue to pursue, or collect recoveries in respect of, claims pursuant to this Section 6.15.

Section 6.16.     Financing; Financing Cooperation.

(a)          Subject to the terms and conditions of this Agreement, prior to and until Closing, Buyer shall use reasonable best efforts to take all actions and do, or cause to be done, all things necessary or advisable to obtain the proceeds of the Financing Commitments or any Alternative Financing Commitment on or prior to the Closing. In furtherance and not in limitation of the foregoing, prior to and until Closing, Buyer shall use reasonable best efforts to: (i) maintain in effect the Financing Commitment or enter into any Alternative Financing Commitment, (ii) in the event any portion of the Financing becomes unavailable on the terms and conditions (including any “market flex” provisions applicable thereto) contemplated in the Financing Commitments for any reason or to the extent that Buyer reasonably believes in good faith that it will not have funds available that are sufficient to enable it to fund the Financing Uses in full, obtain alternative financing (A) in an amount with sufficient cash, available lines of credit or other sources of immediately available funds to enable it to fund the Financing Uses in full and (B) on terms and conditions, in the aggregate, that would reasonably be expected to make the funding of such alternative financing no less likely to occur than the replaced Financing Commitments (the “Alternative Financing”); (iii) enter into the Definitive Financing Agreements or the definitive agreements with respect to any Alternative Financing, in each case with any Persons providing such Financing Commitments or any Alternative Financing (as applicable); (iv) satisfy, causing its Affiliates to satisfy or causing its Representatives to use reasonable best efforts to satisfy, on a timely basis all conditions applicable to Buyer in such Contracts; and (v) consummating the Financing at the Closing. Between the date of this Agreement and the Closing, to the extent not provided to Seller prior to or concurrently with the execution of this Agreement, Buyer shall promptly upon the execution thereof, provide any Alternative Financing Commitments. Buyer shall provide Seller with prompt written notice of any breach or default that makes a condition precedent to the Financing unable to be satisfied, or any termination or repudiation of the Financing Commitments by any party thereto, in each case, of which Buyer becomes aware. Notwithstanding anything to the contrary in this Agreement, compliance by Buyer with the obligations in this Section 6.16(a) or otherwise shall not relieve Buyer of its obligation to consummate the transactions set forth in this Agreement and the other Transaction Agreements, whether or not Buyer shall have obtained the proceeds of the Financing Commitments, any Alternative Financing Commitment, or to otherwise obtain the Financing to fund the Financing Uses, any or all of which failures shall not affect Buyer’s continued obligation, subject to the satisfaction or waiver of the conditions set forth in Article 8, to consummate the transactions contemplated herein.

(b)          Neither Buyer nor any of its Affiliates shall, without the prior written consent of Seller (not to be unreasonably withheld, conditioned or delayed), agree to or permit, prior to the expiration thereof, any amendment, replacement, supplement, termination or modification to, or any waiver of any provision or remedy under, the Financing Commitments or the Definitive Financing Agreements if such amendment, replacement, supplement, termination, modification or waiver would (i) add new (or adversely modify any existing) conditions to the consummation of all or any portion of the Financing in a manner that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, (ii) reduce the aggregate principal amount of the Financing (unless the Financing Uses are correspondingly reduced or Buyer has sufficient cash, available lines of credit, increased commitments under the Equity Commitment Letter or other sources of immediately available funds to fund any resulting shortfall), (iii) adversely affect in any respect the ability of Buyer to enforce its rights against the other parties to the Financing Commitments or the Definitive Financing Agreements, as so amended, replaced, supplemented, terminated, modified or waived, relative to Buyer’s ability to enforce its rights against such parties under the Financing Commitments as in effect on the date hereof, or (iv) would otherwise reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement. Buyer shall promptly deliver to Seller copies of any amendment, replacement, supplement, termination, modification or waiver of the Financing Commitments or the Definitive Financing Agreements.

(c)          Prior to the Closing, other than with respect to furnishing the Required Information, which shall be governed solely by Section 6.16(f) and (g), Seller shall use commercially reasonable efforts to provide to Buyer, and shall cause its respective Subsidiaries and its Subsidiaries’ Representatives to use commercially reasonable efforts to provide to Buyer, at Buyer’s sole cost and expense, such cooperation as Buyer may reasonably request and to the extent that it is customarily provided in connection with acquisition financing of a similar type and scope as the Financing Commitments, including, using commercially reasonable efforts, to the extent consistent with the foregoing qualifications:

(i)          furnish Buyer with such customary information regarding the Acquired Companies as may be reasonably requested by Buyer to the extent that such information is required in connection with the financings contemplated by the Financing Commitments; provided that (A) Seller shall only be obligated to deliver such information to the extent such information can be obtained from the books and records of Seller without undue burden and (B) Seller and its Subsidiaries shall not be obligated to furnish any of the Excluded Information;

(ii)         participate in a reasonable number of lender presentations (which may be virtual), road shows (which may be virtual) and due diligence sessions, in each case to the extent contemplated or required by the Financing Commitments and only to the extent customarily needed for financings of the type contemplated by the Financing Commitments;

(iii)        assist Buyer in its preparation of (A) any bank information memoranda, marketing materials and related lender presentations, (B) materials for rating agency presentations and (C) any offering memorandum, registration statement, prospectus or similar documents; provided, that any such bank information memoranda, marketing materials, lender presentations, offering memorandum, registration statement, prospectus or similar documents required for the financings of the type contemplated by the Financing Commitments that includes disclosure and financial statements with respect to Seller and/or its Subsidiaries shall only reflect Buyer as the obligor and no such bank information memoranda, marketing materials, lender presentations, offering memorandum, registration statement, prospectus or similar documents shall be issued by Seller or any of its Subsidiaries;

(iv)        facilitate Seller’s independent auditors to (A) provide, consistent with customary practice and subject to such auditors’ policies and procedures and applicable auditing standards, (1) customary comfort letters (including “negative assurance” comfort) with respect to historical financial information of the Acquired Companies and (2) customary consents to the use of their audit reports of the financial statements of the Acquired Companies, in each case included in any offering memorandum, registration statement, or prospectus and as reasonably requested by Buyer and only to the extent customarily needed for financings of the type contemplated by the Financing or in the case of the audit reports, required in connection with an 8-K filing which includes such audit report and (B) attend accounting due diligence sessions and drafting sessions; provided that, for the avoidance of doubt, nothing in this Section 6.16(c)(iv) shall require Seller to facilitate, or to use efforts to obtain, any comfort letter, consent or audit report from any auditor with respect to any period prior to the Relevant Date; and

(v)         provide Buyer at least three (3) Business Days prior to the Closing Date with such documentation and other information with respect to Seller as shall have been reasonably requested by Buyer on behalf of its Debt Financing Sources at least ten (10) Business Days prior to the Closing Date to the extent customarily required by U.S. regulatory authorities under applicable “know-your-customer” and AML Laws and if Seller qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, a “Beneficial Ownership Certification” (as defined in the Financing Commitments); provided that the obligation in this clause (v) shall not apply to any identifying information with respect to any Affiliate of Seller or any entity that does not, directly or indirectly, own more than 25% of the Equity Interests of Seller.

(d)          Notwithstanding anything to the contrary in this Section 6.16, nothing will require Seller to provide (or be deemed to require Seller to prepare) any (i) pro forma financial statements, projections or other prospective information; (ii) description of all or any portion of the Financing, including any “description of notes” or “description of other indebtedness”, or other information customarily provided by financing sources or their counsel; (iii) risk factors relating to all or any component of the Financing, including any such description to be included in liquidity and capital resources disclosure; (iv) “segment” financial information and separate subsidiary financial statements (other than the Required Information), (v) (A) financial statements or other information required by Rules 3-05, 3-09, 3-10 or 3-16, 13-01 or 13-02 of Regulation S-X, Regulation S-K Item 302 (in each case, other than the Required Information) or (B) financial statements or other information relating to any period prior to the Relevant Date, (vi) information regarding officers or directors prior to consummation of the transactions contemplated hereby (except biographical information if any of such Persons will remain officers or directors after consummation of the transactions contemplated hereby), executive compensation and related party disclosure or any Compensation Discussion and Analysis or information required by Item 302 or 402 of Regulation S-K under the Securities Act and any other information that would be required by Part III of Form 10-K, (vii) information regarding Affiliate transactions after the Closing, (viii) information regarding any post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments (excluding information that is historical financial information of Seller and is derivable without undue effort or expense by Seller from the books and records of Seller or any of its Subsidiaries), (ix) information necessary for the preparation of any projected or forward-looking financial statements or information that is not derivable without undue effort or expense by Seller from the books and records of Seller or any of its Subsidiaries or (x) any other information customarily excluded from an offering memorandum for private placements of non-convertible debt securities under Rule 144A (for life) promulgated under the Securities Act (“Excluded Information”).

(e)          Notwithstanding anything herein to the contrary, (i) such requested cooperation shall not reasonably be expected to (A) disrupt, adversely affect or interfere with the business or the operations of Seller or its Subsidiaries or (B) cause significant competitive harm to Seller or its Subsidiaries, if the transactions contemplated by this Agreement are not consummated, (ii) nothing in this Section 6.16 shall require any action of Seller that could reasonably be expected to (A) subject any of Seller’s or its Subsidiaries’ respective directors, managers, officers or employees to any actual or potential personal liability, (B) conflict with, or violate, Seller’s and/or any of its Subsidiaries’ Governing Documents any Applicable Law, or result in the contravention of, or violation or breach of, or default under, any Material Contract, (C) cause any condition to the Closing set forth in Article 8 to not be satisfied or (D) cause any breach of this Agreement, (iii) neither Seller nor any of its Subsidiaries shall be required to (A) pay any amount or incur or assume any liability or other obligation in connection with the Financing or be required to take any action that could subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity or credit or incur any liability whatsoever in connection with the Financing or any information utilized in connection therewith, (B) deliver or obtain opinions of internal or external counsel, (C) provide access to or disclose information where Seller determines that such access or disclosure could jeopardize the attorney-client privilege or contravene (including with notice or lapse of time, or both) any Applicable Law, Permit or Material Contract or result in the creation of any Lien or loss of any benefit thereunder (including creating or losing a right of termination), or (D) waive or amend any terms of this Agreement or any Permit or Material Contract, (iv) none of Seller, Seller’s Subsidiaries or their respective directors, officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document, security documentation or other instrument, including any Definitive Financing Agreement, with respect to the Financing and no Seller Related Party shall be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained or deliver any certificate, opinion or other writing in connection therewith, and (v) none of the obligation of Seller or its Subsidiaries described in this Section 6.16 shall be required if it could require Seller or any of its Subsidiaries to incur any of the liabilities set forth in Section 6.16(f)(i) for which they are not promptly reimbursed or simultaneously indemnified. Seller shall be deemed to have complied with this Section 6.16 for purposes of Article 8 of this Agreement if Seller shall have provided Buyer with the assistance required under this Section 6.16 with respect to the Financing Commitments and the Financing, in each case without giving effect to any Alternative Financing Commitment or Alternative Financing to the extent such Alternative Financing Commitment or Alternative Financing provide for such additional or different requirements.

(f)           Buyer (i) shall promptly, upon request by Seller, reimburse Seller for all reasonable and documented out of pocket fees, costs and expenses (including reasonable and documented fees and expenses of outside attorneys, consultants, audit firms and any other accounting firms or other advisors or third parties engaged by or on behalf of Seller to assist in connection with the Financing (including in the preparation or delivery of the Required Information), including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters, in each case including any related audit fees) to the extent incurred by Seller, any of its Affiliates or their respective Representatives and investment bankers and their Representatives in connection with the cooperation of such Persons contemplated by this Section 6.16, in each case, solely to the extent such fees, costs and expenses are incremental to, and would not otherwise have been incurred by Seller or its Subsidiaries in the ordinary course of business; and any other liability (contingent or otherwise); and (ii) shall indemnify, defend and hold harmless Seller, its Affiliates and their respective Representatives and investment bankers and their Representatives from and against any and all Losses incurred by them in connection with arrangement of the Financing or any other arrangements in connection with the funding of the Financing Uses and any action undertaken in connection therewith, including the performance of their respective obligations under this Section 6.16 and the provision of any information utilized in connection therewith.

(g)          Seller shall use commercially reasonable efforts to, as promptly as reasonably practicable when such information is available, furnish Buyer with the Required Information within eighty (80) days after the end of each fiscal year and fifty (50) days after the end of each fiscal quarter, in each case ending after the date hereof and to the extent such financial information is within the scope of Required Information, including customary comfort letters (including “negative assurance” comfort) with respect to the Required Information; provided that failure, in and of itself, by Seller to furnish such information by each such date shall not be deemed to be a breach of the foregoing covenant in this Section 6.16(g); provided, further, that nothing in this Agreement shall require Seller to deliver any Required Information after the Closing Date (it being acknowledged and agreed that the provision of such financial information following the Closing Date shall be governed by the Transition Services Agreement, on the terms and subject to the conditions set forth therein).

Section 6.17.     Title Insurance and Surveys. Seller shall, and shall cause each applicable Acquired Company to, reasonably cooperate with Buyer’s efforts to obtain or satisfy, as applicable, certain items set forth on Section 6.17 of the Acquired Company Disclosure Schedule. In no event shall Seller be obligated to deliver estoppel certificates or any other documents to the title insurance company that include any indemnification obligation by Seller or its Subsidiaries (other than the Acquired Companies). Notwithstanding the foregoing, (a) the failure to obtain or satisfy, as applicable, the items set forth on Section 6.17 of the Acquired Company Disclosure Schedule shall not prevent or delay the occurrence of the Closing and (b) any and all costs and expenses related to the foregoing shall be borne solely by Buyer.

Section 6.18.     Hedging Arrangements.

(a)          Prior to Closing, the parties shall, and Seller shall cause each Acquired Company and each of its and their respective Representatives to, cooperate in good faith to facilitate, at and contingent upon the Closing: (i)(A) the novation of the Hedging Arrangements set forth on Section 3.22 of the Acquired Company Disclosure Schedule (excluding, for purposes of this Section 6.18, the underlying enabling agreements associated with such transactions) and any outstanding confirmations executed thereunder by the parties thereto to the Acquired Companies and/or one or more Affiliates of Buyer, as designated by Buyer; or (B) the execution of new Contracts between the relevant hedge provider and the Acquired Companies and/or one or more Affiliates of Buyer, as designated by Buyer, on commercially reasonable terms, in each case, in form and substance reasonably satisfactory to Buyer; and (ii) to the extent requested by Buyer, in connection with such novation, the termination and release of any and all Liens related to such Hedging Arrangements; provided that, notwithstanding the foregoing, nothing in this Section 6.18(a) shall (1) prevent or delay the occurrence of the Closing if all conditions to close set forth in Article 8 have been satisfied or waived by the appropriate party and (2) any and all costs associated with any of the foregoing in Section 6.18(a) shall be borne solely by Buyer.

(b)          To the extent that, notwithstanding the efforts required by Section 6.18(a), any Hedging Arrangement is not novated or replaced as contemplated by Section 6.18(a)(i) as of the Closing, then, at or prior to the Closing, Buyer and Seller shall, and shall cause their applicable Subsidiaries to, enter into back-to-back arrangements reasonably satisfactory to Buyer and Seller pursuant to which Buyer (or its designated Subsidiary) receives all the benefits and assumes the obligations of such Hedging Arrangement from and after the Closing (it being understood that Seller shall, and shall cause its applicable Subsidiaries to, enforce, at Buyer’s request and for the account of Buyer (or its designated Subsidiary), any rights of Seller or its Subsidiaries under such Hedging Arrangement and promptly pay over to Buyer (or its designated Subsidiary) any amounts received thereunder to the extent relating to the period from and after the Closing). Seller and Buyer shall cooperate after the Closing and use commercially reasonable efforts to cause each such Hedging Arrangement to be novated or replaced as contemplated by Section 6.18(a)(i) as soon as practicable after the Closing. Each of Buyer and Seller shall bear its own costs and expenses in connection with entering into and administering the back-to-back arrangements contemplated by this Section 6.18(b).

Section 6.19.     Use of Names.

(a)          Following the Closing, and subject to the remainder of this Section 6.19(a), Buyer shall not, and shall cause the Acquired Companies and their respective Affiliates not to, use the name “NRG” or any other trade names, trademarks, identifying logos, service marks, trade dress, Internet domain names or similar proprietary rights of Seller or any of its Subsidiaries (other than the Acquired Companies) (collectively, the “Seller Marks”), or any name, mark or logo confusingly similar thereto. Within ten (10) Business Days after the Closing Date, Buyer shall cause each Acquired Company whose name includes any Seller Mark to change its corporate, limited liability company or similar name to a name that does not include any Seller Mark and shall take all actions reasonably necessary to effect such change, including amending its Governing Documents and filing any necessary notifications with Governmental Authorities. Notwithstanding the foregoing, Buyer and the Acquired Companies may continue to use existing stocks of stationery, invoices, business forms, packaging materials, advertising materials, website materials, signage and other similar materials bearing any Seller Mark that exist as of the Closing Date for a period not to exceed ninety (90) days after the Closing Date, solely in the ordinary course of business and in a manner that does not imply any ongoing affiliation with, or endorsement by, Seller, and Buyer shall use commercially reasonable efforts to remove or cover all Seller Marks from the foregoing materials and from any signage, vehicles, equipment or facilities of the Acquired Companies as promptly as reasonably practicable following the Closing Date.

(b)          Following the Closing, and subject to the remainder of this Section 6.19(b), Seller shall not, and shall cause its Subsidiaries (other than the Acquired Companies) not to, use “Rise” or any other name, trademark, service mark, trade name, logo or domain name owned by or exclusively used by the Acquired Companies or in the Business, or any name or mark confusingly similar to any of the foregoing (collectively, the “Business Marks”), except as reasonably necessary to provide the services under the Transition Services Agreement and solely during the term thereof. Within ten (10) Business Days following the Closing Date, Seller shall cause each of its Subsidiaries (other than the Acquired Companies) whose legal name includes any Business Mark to change its name to one that does not include any Business Mark. Seller and its Subsidiaries may use, for a period of ninety (90) days following the Closing Date, existing stocks of signage, stationery, forms and other materials bearing any Business Mark in a manner that does not imply any ongoing affiliation with, or endorsement by, Buyer or the Acquired Companies. Seller shall use commercially reasonable efforts to remove or cover all Business Marks from the foregoing materials and from any signage, vehicles, equipment or facilities of Seller and its Subsidiaries (other than the Acquired Companies) as promptly as reasonably practicable following the Closing Date.

Section 6.20.     Assigned Contracts. From the date of this Agreement until the Closing, Seller shall, and shall cause its applicable Subsidiaries to, use commercially reasonable efforts to (a) assign each Assigned Contract to the applicable Acquired Company (or Buyer’s designee that meets the applicable creditworthiness or similar requirements under such Assigned Contract) and obtain any consents required in connection with such assignment, with such assignments to be effective prior to or upon Closing, and (b) cause the applicable Acquired Companies to, prior to or upon Closing, enter into new replacement Contracts with the counterparties to the Contracts listed in Section 6.20(b) of the Acquired Company Disclosure Schedule on terms materially consistent with the terms of the corresponding Contracts listed in Section 6.20(b) of the Acquired Company Disclosure Schedule (each, a “New Contract”), in each case, subject to receipt of any required third-party consent. Notwithstanding anything to the contrary in this Agreement, neither Seller nor any of its Subsidiaries (other than the Acquired Companies) shall be required, in connection with any such assignment or the entry into any such new Contract, to pay any material consent or similar fee, make any other material concessions (financial or otherwise) or assume any additional material obligations or liabilities. Buyer shall, and shall cause its applicable Affiliates to, reasonably cooperate with Seller, at Buyer’s sole cost and expense, in connection with such assignments and the entry into such New Contracts, including by promptly providing information, executing documents reasonably requested in connection therewith and providing any new or replacement credit support required by the applicable counterparty in an amount not to exceed the “Related Amount” specified in Section 6.20 of the Acquired Company Disclosure Schedule with respect to the applicable Assigned Contract. Seller shall not be obligated to effect any such assignment or cause the entry into any such New Contract unless, concurrently with and effective upon such assignment or the effectiveness of such New Contract, Seller and its Affiliates (other than the Acquired Companies) are unconditionally released from all obligations and liabilities arising from and after such effective time under the applicable Assigned Contract or, in the case of a New Contract, the corresponding existing Contract.

Section 6.21.     Specified Matters. The obligations of Buyer and Seller with respect to the Specified Matter shall be as set forth in Section 6.21 of the Acquired Company Disclosure Schedule, which provisions are incorporated herein and shall be binding on the parties as if set forth in full in this Agreement, notwithstanding anything to the contrary in this Agreement.

Article 7
Employee Matters

Section 7.01.     Employee Matters. The obligations of Buyer and Seller with respect to employee matters shall be as set forth on Annex C.

Article 8
Conditions to Closing

Section 8.01.     Conditions to Closing.

(a)          The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction or waiver in writing of the following conditions:

(i)          any applicable waiting period (and any extensions thereof) under the HSR Act, or any agreement, understanding or commitment regarding timing, with respect to the transactions contemplated hereby, shall have expired or been terminated;

(ii)         the Required Regulatory Approvals shall have been obtained and shall remain in full force and effect; provided that the NYSPSC Approval shall not be deemed to have been obtained until the parties have fully exercised their rights and fully satisfied their obligations set forth in Section 6.21 of the Acquired Company Disclosure Schedule; and

(iii)        there shall not be in force any injunction, order, decree, judgment or ruling of any Governmental Authority having competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby (collectively, “Legal Restraints”).

(b)          The obligation of Buyer to consummate the Closing is subject to the satisfaction or waiver in writing by Buyer of the following further conditions:

(i)          (A) the representations and warranties set forth in Section 3.06(c) and Section 4.06 shall be true and correct in all respects as of the Closing Date, as if made at and as of such date; (B) the representations and warranties set forth in Section 3.01, Section 3.03, Section 3.05(a), Section 3.06 (other than Section 3.06(c)), Section 3.20, Section 4.01, Section 4.02 and Section 4.07 shall be true and correct in all but de minimis respects as of the Closing Date, as if made at and as of such date, except with respect to such representations and warranties made as of another specific date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such other date; provided that, notwithstanding the foregoing clauses (A) and (B), with respect to the representations and warranties set forth in Section 3.06, solely to the extent such representations and warranties referred to in such clauses relate to any period prior to the Relevant Date or to any fact, circumstance or event occurring or existing prior to the Relevant Date, such representations and warranties shall be true and correct as of the Closing Date, as if made at and as of such date (or, with respect to representations and warranties made as of another specific date, at and as of such other date), except where the failure of any such representation and warranty to be true and correct does not have, individually or in the aggregate, an Acquired Company Material Adverse Effect; (C) the representations and warranties set forth in Article 3 (other than in Section 3.01, Section 3.03, Section 3.05(a), Section 3.06 and Section 3.20), disregarding all qualifications contained therein relating to materiality or Acquired Company Material Adverse Effect (except for the term “Acquired Company Material Adverse Effect” in Section 3.08 and the term “Material Contracts” in Section 3.09), shall be true and correct as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties in Article 3 made as of another specific date, which representations and warranties shall be true and correct at and as of such other date, except, in each case, where the failure of any such representation and warranty to be true and correct does not have, individually or in the aggregate, an Acquired Company Material Adverse Effect; and (D) the representations and warranties set forth in Article 4 (other than in Section 4.01, Section 4.02, Section 4.06 and Section 4.07) shall be true and correct as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties in Article 4 made as of another specific date, which representations and warranties shall be true and correct at and as of such other date, except, in each case, where the failure of any such representation and warranty to be true and correct does not have, individually or in the aggregate, an Acquired Company Material Adverse Effect;

(ii)         the covenants of the Acquired Companies and Seller to be performed or complied with prior to the Closing shall have been performed or complied with in all material respects (or any non-performance shall have been cured or waived);

(iii)        Buyer shall have received a certificate signed by an authorized officer of Seller to the effect of clauses (i), (ii) and (iv);

(iv)       since the date of this Agreement, there shall not have occurred and be continuing any Acquired Company Material Adverse Effect; and

(v)        Seller shall have complied in all respects with Section 2.03(a).

(c)          The obligation of Seller to consummate the Closing is subject to the satisfaction or waiver in writing by Seller of the following further conditions:

(i)          (A) the representations and warranties set forth in Section 5.01, Section 5.02 and Section 5.08 shall be true and correct in all but de minimis respects as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties made as of another specific date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such other date; and (B) the representations and warranties set forth in Article 5 (other than in Section 5.01, Section 5.02 and Section 5.08), disregarding all qualifications contained therein relating to materiality or Buyer Material Adverse Effect, shall be true and correct as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties made as of another specific date, which representations and warranties shall be true and correct at and as of such other date, except, in each case, where the failure of any such representation and warranty to be true and correct would not have, individually or in the aggregate, a Buyer Material Adverse Effect;

(ii)         the covenants of Buyer to be performed prior to the Closing shall have been performed or complied with in all material respects (or any non-performance shall have been cured or waived);

(iii)        Seller shall have received a certificate signed by an authorized officer of Buyer to the effect of clauses (i), (ii) and (iv);

(iv)        since the date of this Agreement, there shall not have occurred and be continuing any Buyer Material Adverse Effect; and

(v)         Buyer shall have complied in all respects with Section 2.03(b).

(d)          All conditions to the Closing shall be deemed to have been satisfied or waived from and after the consummation of the Closing. Neither Seller nor Buyer may rely on the failure of any condition set forth in this Article 8 to be satisfied if such failure was caused by the failure of Seller, on the one hand, or Buyer, on the other hand, respectively, to comply with its obligations under this Agreement, to act in good faith or to use the standard of efforts required from such party to consummate the transactions contemplated by this Agreement, including as required by Section 6.02.

Article 9
Termination

Section 9.01.     Termination.

(a)          This Agreement may be terminated at any time prior to the Closing:

(i)          by mutual written agreement of Seller and Buyer;

(ii)         by either Seller or Buyer, if Closing has not occurred before May 9, 2027 (the “Initial End Date” and, as such date may be extended pursuant to the terms of this Agreement or by the mutual written consent of Seller and Buyer, the “End Date”); provided that if all of the conditions to Closing set forth in Article 8, other than any of the conditions set forth in Section 8.01(a)(i), Section 8.01(a)(ii) or Section 8.01(a)(iii), shall have been satisfied or waived (by the applicable party or parties), shall be capable of being satisfied at such time, or would be capable of being satisfied at such time but for the fact that any of the conditions set forth in Section 8.01(a)(i), Section 8.01(a)(ii) or Section 8.01(a)(iii) are not satisfied, then, except as set forth in Section 6.21 of the Seller Disclosure Schedule, the Initial End Date shall automatically be extended for up to two (2) consecutive periods of ninety (90) days each so long as such conditions are satisfied at the end of each such ninety (90)-day period; provided, further, that the right to terminate this Agreement pursuant to this Section 9.01(a)(ii) shall not be available to any party whose breach of any provision of this Agreement causes or results in the failure of the consummation of the Closing to have occurred by such time;

(iii)        by either Seller or Buyer, if consummation of the transactions contemplated hereby would violate any final and non-appealable Legal Restraints; provided that the right to terminate this Agreement pursuant to this Section 9.01(a)(iii) shall not be available to any party whose breach of any provision in this Agreement results in the Legal Restraint;

(iv)        by Buyer, if there is any breach of any representation, warranty, covenant or agreement made by the Acquired Companies or Seller in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions specified in Section 8.01(b)(i) or Section 8.01(b)(ii) would not be satisfied at the Closing (a “Terminating Seller Breach”), except that, if such Terminating Seller Breach is curable, then, for a period of up to thirty (30) days after receipt by Seller of notice from Buyer of such breach (the “Seller Cure Period”) such termination shall not be effective, and such termination shall become effective only if the Terminating Seller Breach is not cured within the Seller Cure Period; provided that Buyer shall not have the right to terminate this Agreement pursuant to this Section 9.01(a)(iv) if Buyer is then in breach of its representations, warranties, covenants or agreements in this Agreement;

(v)        by Seller, if

(A)          there is any breach of any representation, warranty, covenant or agreement made by Buyer in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions specified in Section 8.01(c)(i) or Section 8.01(c)(ii) would not be satisfied at the Closing (a “Terminating Buyer Breach”), except that, if any such Terminating Buyer Breach is curable, then, for a period of up to thirty (30) days after receipt by Buyer of notice from Seller of such breach (the “Buyer Cure Period”) such termination shall not be effective, and such termination shall become effective only if the Terminating Buyer Breach is not cured within the Buyer Cure Period; provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 9.01(a)(v)(A) if Seller is then in breach of its representations, warranties, covenants or agreements in this Agreement; provided, further, that the failure by Buyer to pay the consideration required by Section 2.03(b), as and when required hereunder, shall not be subject to cure hereunder unless otherwise agreed to in writing by Seller; or

(B)          (1) all of the conditions set forth in Article 8 have been satisfied (other than those conditions (x) which by their terms or nature are to be satisfied at the Closing and (y) the failure of which to be satisfied is caused by or results from a breach by Buyer of any provision of this Agreement) as of the date the Closing should have occurred pursuant to Section 2.02 and (2) Buyer has failed to consummate the transactions contemplated by this Agreement on or prior to the date on which the Closing should have occurred pursuant to Section 2.02; or

(vi)          by either Seller or Buyer, in accordance with Section 6.14(e).

(b)          The party desiring to terminate this Agreement pursuant to Section 9.01(a) shall give written notice of such termination to the other parties to this Agreement.

Section 9.02.     Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, then this Agreement shall become null and void and have no effect, and the obligations of the parties under this Agreement shall terminate; provided that (a) Section 1.01, Section 6.04, Section 6.16(f), this Section 9.02, Section 9.03 and Article 10 (other than Section 10.01(a), Section 10.01(c) and Section 10.03) shall survive any termination of this Agreement and (b) such termination shall be without liability of any party to the other parties to this Agreement; provided, further, that, subject to Section 9.03, no such termination shall relieve (x) any party hereto from Losses incurred or suffered by another party hereto resulting from Willful Breach or Fraud prior to such termination or (y) Buyer from the obligation to pay, if applicable, the Buyer Termination Fee pursuant to Section 9.03.

Section 9.03.     Buyer Termination Fee.

(a)          If this Agreement is terminated by Seller pursuant to Section 9.01(a)(v) (or by Seller or Buyer pursuant to Section 9.01(a)(ii) when Seller could have terminated pursuant to Section 9.01(a)(v)), then Buyer shall pay, or cause to be paid, to Seller the Buyer Termination Fee by wire transfer of immediately available funds to a bank account designated in writing by Seller not later than the second (2nd) Business Day following such termination.

(b)          Each party hereto acknowledges that the agreements contained in this Section 9.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, none of them would have entered into this Agreement. Each of the parties hereto acknowledges that the Buyer Termination Fee is not a penalty but is liquidated damages in a reasonable amount for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary set forth in this Agreement, but subject to Seller’s rights under Section 10.14, Seller’s right to receive payment of the Buyer Termination Fee pursuant to Section 9.03(a) following a termination of this Agreement in accordance with the terms hereof shall constitute the sole and exclusive remedy of Seller, the Acquired Companies and any of their respective Affiliates or (as applicable) any, direct or indirect, former, current or future general or limited partners, equityholders, controlling Persons, members, managers, directors, officers, employees, legal counsel, accountants, advisors, consultants or other agents, or any successors, assignees, heirs, executors or administrators of any of the foregoing (collectively, the “Seller Related Parties”), against Buyer or any of its Affiliates or (as applicable) any of their respective, direct or indirect, former, current or future general or limited partners, equityholders, controlling Persons, members, managers, directors, officers, employees, legal counsel, accountants, advisors, consultants or other agents, or any successors, assignees, heirs, executors or administrators of any of the foregoing (collectively, the “Buyer Related Parties”), for all Losses in respect of, relating to or arising out of this Agreement, the Transaction Agreements or the transactions contemplated hereby.

(c)          Upon the termination of this Agreement and the irrevocable payment of the Buyer Termination Fee, (i) none of Buyer or the Buyer Related Parties or the Debt Financing Sources Related Parties shall have any further liability or obligation in respect of, relating to or arising out of this Agreement, the Transaction Agreements or the transactions contemplated hereby or thereby (or the abandonment or termination thereof for any reason or for no reason), including with respect to any breach (whether a Willful Breach or otherwise) of any representation, warranty, covenant or other agreement or otherwise in respect hereunder or thereunder or any oral representation made or alleged to be made in connection herewith or therewith, and (ii) neither Seller nor any of its Subsidiaries shall seek to recover any losses or monetary damages or seek any other remedy (whether by or through attempted piercing of the corporate veil and whether in Contract or in tort, in Law or in equity, or granted by statute or otherwise) against the Buyer Related Parties in respect of, relating to or arising out of this Agreement, the Transaction Agreements or the transactions contemplated hereby or thereby (or the abandonment or termination thereof for any reason or for no reason).

(d)          This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities that are expressly identified as parties hereto and no Seller Related Party or Buyer Related Party (which for the avoidance of doubt in this Section 9.03(d) excludes Seller and Buyer, respectively) shall have any liability for any of the obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, this Agreement, the Transaction Agreements, the transactions contemplated hereby or the transactions contemplated thereby or a breach (whether a Willful Breach or otherwise) of any representation, warranty, covenant or other agreement or otherwise in respect of this Agreement, the Transaction Agreements, or any oral representation made or alleged to be made in connection herewith or therewith, and the Seller Related Parties shall have no rights of recovery in respect of this Agreement (or with respect to any of the foregoing matters) against the Buyer Related Parties (and the Buyer Related Parties shall have no rights of recovery in respect of this Agreement (or with respect to any of the foregoing matters) against the Seller Related Parties) and no personal liability shall attach to any such Person, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Applicable Law, or otherwise. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages or seek any other remedy from, any Seller Related Party or Buyer Related Party.

Article 10
Miscellaneous

Section 10.01.     Survival; Non-recourse; Release.

(a)          Survival.

(i)          The representations and warranties made by the parties hereto in Article 3, Article 4 and Article 5, or in any certificate delivered pursuant hereto, shall not survive the Closing.

(ii)          None of the covenants or agreements contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing (and there shall be no liability from and after the Closing in respect thereof), except that those covenants that by their terms are to be performed in whole or in part after the Closing, which covenants shall survive in accordance with their terms.

(b)          Each party hereto acknowledges and agrees that this Agreement and the other Transaction Agreements may only be enforced against, and any claim or suit based upon, arising out of or related to this Agreement and the other Transaction Agreements, or the negotiation, execution or performance of this Agreement and the other Transaction Agreements, may only be brought against the parties hereto and then only with respect to the specific obligations set forth herein with respect to such parties, and none of the other Seller Related Parties or Buyer Related Parties, as applicable, shall have or be subject to any liability to Buyer or any of its Affiliates, or to Seller or any of its Affiliates, as applicable, resulting from any claim based on, in respect of, or by reason of, this Agreement, the other Transaction Agreements or the transactions contemplated hereby, regardless of the legal theory under which such liability may be sought to be imposed, whether at law, in equity or otherwise. The terms and provisions of this Section 10.01 are intended to be enforceable by Seller or Seller Related Parties, and Buyer or Buyer Related Parties, as applicable, each of which Person is an intended third-party beneficiary of this Section 10.01.

(c)          Effective as of the Closing, Buyer, for itself and each Buyer Related Party, hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims or Actions of whatever kind or nature, whether known or unknown, which any Buyer Related Party has, may have, or might have or may assert now or in the future, against Seller or any Seller Related Party arising out of, relating to, based upon or resulting from any contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed or was taken or permitted at or prior to the Closing to the extent relating to the Acquired Companies (including in respect of any documents or Contracts executed by any of the Seller Related Parties in respect of any matter relating to real property), the ownership of any of the Acquired Interests, the business or the operation, management, use or control of the Business or this Agreement, or the negotiation, execution or performance of this Agreement, or the transactions contemplated by this Agreement (including any representation or warranty made in, in connection with, or as an inducement to this Agreement), any other Transaction Agreements or any other agreement or other document delivered or required to be delivered pursuant hereto; provided that nothing contained in this Section 10.01(c) shall release, waive, discharge, relinquish or otherwise affect the rights or obligations (including as set forth in this Section 10.01) of (i) any party to this Agreement, any other Transaction Agreements or any other agreement or other document delivered or required to be delivered pursuant hereto or thereto, or (ii) any party hereto for a claim against another party hereto for Fraud. Buyer shall, and shall cause the Buyer Related Parties to, refrain from, directly or indirectly (including through its agents), asserting any claim or demand, or commencing, instituting or causing to be commenced any Action of any kind against a Seller Related Party based upon or relating to any matter released pursuant to this Section 10.01(c). Each Seller Related Party to which this Section 10.01(c) applies shall be a third-party beneficiary of this Section 10.01(c).

(d)          Effective as of the Closing, Seller, for itself and each Seller Related Party, hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims or Actions of whatever kind or nature, whether known or unknown, which any Seller Related Party has, may have, or might have or may assert now or in the future, against Buyer or any Buyer Related Party arising out of, relating to, based upon or resulting from any contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed or was taken or permitted at or prior to the Closing to the extent relating to the Acquired Companies, the ownership of any of the Acquired Interests, the business or the operation, management, use or control of the Business or this Agreement, or the negotiation, execution or performance of this Agreement, or the transactions contemplated by this Agreement (including any representation or warranty made in, in connection with, or as an inducement to this Agreement), any other Transaction Agreements or any other agreement or other document delivered or required to be delivered pursuant hereto; provided that nothing contained in this Section 10.01(d) shall release, waive, discharge, relinquish or otherwise affect the rights or obligations (including as set forth in this Section 10.01) of (i) any party to this Agreement, any other Transaction Agreements or any other agreement or other document delivered or required to be delivered pursuant hereto or thereto or (ii) any party hereto for a claim against another party hereto for Fraud. Seller shall, and shall cause the Seller Related Parties to, refrain from, directly or indirectly (including through its agents), asserting any claim or demand, or commencing, instituting or causing to be commenced any Action of any kind against a Buyer Related Party based upon or relating to any matter released pursuant to this Section 10.01(d). Each Buyer Related Party to which this Section 10.01(d) applies shall be a third-party beneficiary of this Section 10.01(d).

(e)          Effective as of the Closing, the sole and exclusive remedy of Buyer in respect of any breach of or inaccuracy in any representation or warranty made by Seller in Article 3 and Article 4 shall be pursuant to the R&W Insurance Policy, subject to any claim for Fraud.

(f)           Except as expressly set forth in Article 3 and Article 4, none of Seller, the Acquired Companies, any of their respective Representatives or any other Person has made, or is making, any representation or warranty whatsoever to Buyer or any of its Representatives and, except in the case of Fraud, no such party shall be liable in respect of the accuracy or completeness of any information provided to Buyer. Except for any representations and warranties expressly set forth in Article 3 and Article 4, the assets of the Acquired Companies and the Acquired Interests are being sold “as is, where is,” and Seller expressly disclaims any representations or warranties of any kind or nature, express or implied, written or oral, as to liabilities, operations, title, condition, value or quality of the assets owned by the Acquired Companies or the prospects (financial, regulatory and otherwise), risks regarding the Acquired Companies and other incidents of the Business, including with respect to the actual or rated generating capacity of any asset or the ability of the Acquired Companies to sell electric energy, capacity or other products from time to time, and Seller specifically disclaims any representation or warranty of merchantability, usage, or suitability or fitness for any particular purpose with respect to the assets, contracts and Permits of the Acquired Companies, or as to the workmanship thereof, or the absence of any defects therein, whether latent or patent, or compliance with Environmental Laws, or as to the condition of the assets of the Acquired Companies, including whether the Acquired Companies possess or have the right to possess sufficient real property, personal property or other rights to operate any of its properties or operations.

(g)          NOTWITHSTANDING ANYTHING IN THIS AGREEMENT OR ANY OTHER TRANSACTION AGREEMENT TO THE CONTRARY, NO PARTY HERETO SHALL BE LIABLE FOR SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES OR LOST OPPORTUNITY OR LOST PROFITS, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE, AND WHETHER OR NOT ARISING FROM THE OTHER PARTY’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT, AND NO MULTIPLIER OR SIMILAR CONCEPT SHALL BE APPLIED FOR PURPOSES OF CALCULATING LOSSES.

Section 10.02.     Notices.

(a) A notice given under this Agreement:

(i)          shall be sent to the attention of the Person, and to the physical address or email address, given in this Section 10.02 (or such other physical address, email address, or Person as the party may notify in writing to the other in accordance with the provisions of this Section 10.02); and

(ii)          shall be delivered personally; sent by email; or sent by reputable overnight courier.

(b)          The addresses for service of notice are:

if to Seller or, prior to the Closing, the Acquired Companies, to:

c/o NRG Energy, Inc.

804 Carnegie Center

Princeton, NJ 08540

Attn: General Counsel

Email: [***]

with a copy to:

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

Attn:     Thomas W. Christopher

Email:    [***]

and

White & Case LLP

609 Main Street, Suite 2900

Houston, Texas 77002

Attention:     Morgan Hollins

Email:    [***]

if to Buyer or, after the Closing, the Acquired Companies, to:

c/o LS Power Equity Advisors, LLC
1700 Broadway, 35th Floor
Attention:     General Counsel
Email:     [***]

with a copy to:

Milbank LLP

55 Hudson Yards

New York, New York 10001-2163
Attention:     Jeffrey M. Leider; Lowell Dyer
Email:     [***]

(c)          A notice shall be effective upon receipt and shall be deemed to have been received:

(i)          if delivered personally or by courier, at the time of delivery; or

(ii)         if sent by email, at the time of transmission,

provided that, in either case, where delivery is not within working hours in the place of receipt, then the notice shall be deemed to have been received when business next starts in the place of receipt.

Section 10.03.     Disclosure Schedules. Seller or Buyer may, at its respective option, include in the Acquired Company Disclosure Schedule or the Buyer Disclosure Schedule, as applicable, items that are not material in order to avoid any misunderstanding, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. Information disclosed in any section of the Acquired Company Disclosure Schedule or the Buyer Disclosure Schedule shall constitute a disclosure for purposes of all other sections of such schedule, notwithstanding the lack of specific cross-reference thereto to the extent the relevance of such disclosure to such other sections is reasonably apparent on its face. In no event shall the inclusion of any matter in the Acquired Company Disclosure Schedule or the Buyer Disclosure Schedule be deemed or interpreted to broaden Seller’s or Buyer’s, as applicable, representations, warranties, covenants or agreements contained in this Agreement. The mere inclusion of an item in the Acquired Company Disclosure Schedule or the Buyer Disclosure Schedule shall not be deemed an admission by Seller or Buyer, as applicable, that such item represents a material exception or fact, event, or circumstance or that such item results in or would reasonably be expected to result in an Acquired Company Material Adverse Effect or a Buyer Material Adverse Effect, as applicable.

Section 10.04.     Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto; provided, further, that Buyer may assign all of its rights under this Agreement or any related documents to any of its Affiliates; provided, however, that any such assignment shall not relieve Buyer of its obligations under this Agreement.

Section 10.05.     Entire Agreement. This Agreement and the other Transaction Agreements constitute the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

Section 10.06.     Amendment and Waiver.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by Buyer and Seller, or in the case of a waiver, by the party against which the waiver is to be effective.

(b)          No failure or delay by any party in exercising any right, power or privilege hereunder shall impair such right or remedy or operate or be construed as a waiver or variation thereof or preclude its exercise at any subsequent time nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c)          The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 10.07.     Costs. Except as otherwise expressly provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 10.08.     Transfer Tax. Notwithstanding any other provision of this Agreement, all Transfer Taxes and recording and filing fees and similar charges imposed on Buyer, Seller or the Acquired Companies by Applicable Law as a result of Buyer’s acquisition of the Acquired Interests pursuant to this Agreement shall be borne and paid 50% by Buyer and 50% by Seller; provided, however, that any mortgage recording Taxes imposed in connection with Buyer’s acquisition of the Acquired Interests pursuant to this Agreement shall be borne and paid by Buyer. The party required by Applicable Law to file a Tax Return with respect to Transfer Taxes will do so within the time period prescribed by Applicable Law, and the non-filing party(s) will promptly reimburse the other party(s) for its portion of the Transfer Taxes so payable upon receipt of written notice that such Transfer Taxes are payable. The non-filing party(s) shall reasonably cooperate in good faith with the filing party in the preparation, execution and filing of any Tax Returns for Transfer Taxes and other documentations required to be filed by Applicable Law as a result of Buyer’s acquisition of the Acquired Interests pursuant to this Agreement. The parties shall reasonably cooperate in good faith to minimize, to the extent permissible under Applicable Law, the amount of any Transfer Taxes.

Section 10.09.     Severability. Each term, provision, covenant and restriction of this Agreement is severable. If any such term, provision, covenant or restriction is held by a court of competent jurisdiction to be invalid, void or unenforceable, (a) it shall have no effect in that respect and the parties shall use commercially reasonable efforts to replace it in that respect with a valid and enforceable substitute term, provision, covenant or restriction (as applicable), the effect of which is as close to its intended effect as possible; and (b) the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

Section 10.10.     Third-Party Rights. Except as otherwise provided herein, including Section 6.03, Section 6.08, Section 6.10, Section 6.16(f), Section 9.03 and Section 10.01, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person, other than the parties hereto and their respective successors and assigns.

Section 10.11.     Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, and by each party on separate counterparts. Each such counterpart shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Delivery of a counterpart hereof by email attachment shall be an effective mode of delivery.

Section 10.12.     Jurisdiction. Each party hereto irrevocably submits to the personal jurisdiction of, and agrees to bring any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby in the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, the Superior Court for New Castle County Delaware (and not to bring any such action in any other court), and further agrees to waive any objection to the laying of venue of any such action in such court and agrees not to plead or claim in any such court that such action brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party by the notice measures set forth in Section 10.02 shall be deemed effective service of process on such party.

Section 10.13.     Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the conflicts of law rules of such state (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 10.14.     Specific Performance.

(a)          The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties hereto accordingly agree that, subject to Section 10.14(b) and Section 10.14(c), the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement (including in Article 2), consistent with Section 10.12, in addition to any other remedy to which any party is entitled at law or in equity. Each party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. The parties hereto may pursue both (i) a grant of injunctive relief in accordance with this Section 10.14 and (ii) following the valid termination of this Agreement in accordance with Section 9.01, Losses pursuant to Section 9.02 and, in the case of Seller, payment of the Buyer Termination Fee under Section 9.03, but in no event shall (A) Seller be entitled to receive both a grant of specific performance requiring consummation of the transactions contemplated by this Agreement, on the one hand, and Losses pursuant to Section 9.02 or payment of the Buyer Termination Fee under Section 9.03 (as applicable), on the other hand, and (B) Buyer be entitled to receive both a grant of specific performance requiring consummation of the transactions contemplated by this Agreement, on the one hand, and Losses pursuant to Section 9.02, on the other hand.

(b)          Prior to the valid termination of this Agreement in accordance with Section 9.01, the sole and exclusive remedy of each party hereto in respect of any breach or threatened breach of this Agreement shall be an injunction, specific performance or other equitable relief in accordance with, and subject to the limitations of, this Section 10.14.

(c)          Notwithstanding anything to the contrary herein, it is acknowledged and agreed that Seller shall be entitled to specific performance (or any other equitable relief) to cause Buyer to consummate the Closing and to cause Buyer to draw down the Equity Financing under the Equity Commitment Letter to consummate the Closing if, and for only so long as, (i) all of the conditions set forth in Section 8.01(a) and Section 8.01(b) (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction thereof at the Closing) have been satisfied or waived, (ii) the Financing has been funded or the Debt Financing Sources have confirmed in writing that the Financing will be funded at the Closing if the Equity Financing is funded, (iii) Seller has irrevocably confirmed in a written notice to Buyer that if specific performance is granted and the Equity Financing and the Financing are funded, then Seller is ready, willing and able to consummate the Closing and waives any condition set forth in Section 8.01(c) that has not yet been satisfied, solely for purposes of, and effective only upon, the consummation of the Closing, and (iv) Buyer has failed to consummate the Closing by the date by which the Closing is required to have occurred pursuant to Section 2.02.

(d)          Subject to Section 9.02, Section 9.03, and Section 10.14(a) through Section 10.14(c), the sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the transactions contemplated by this Agreement shall be those remedies available in equity or at law for breach of contract only (and only as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement), and the parties hereto agree that no party shall have any remedies or cause of action (whether in contract, in tort, under statute or otherwise) for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement (including any certificate delivered pursuant hereto) or in any other Transaction Agreement; provided that nothing in this Section 10.14(d) shall limit any claim for Fraud.

Section 10.15.     Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.16.     Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, each party to this Agreement on behalf of itself and its respective subsidiaries hereby: (i) agrees that any Action or counterclaim, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources Related Party, arising out of or relating to, this Agreement, the Financing, the Financing Commitments or any other agreements entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party to this Agreement irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, and such Action (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any documentation related to the Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware)) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (ii) agrees (on behalf of itself and its Affiliates and each officer, director, employee, member, manager, partner, controlling Person, advisor, attorney, agent and representative thereof) not to bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources Related Party in any way arising out of or relating to, this Agreement, the Financing, the Financing Commitments or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (iii) agrees that service of process upon each party to this Agreement or its subsidiaries in any such Action or proceeding shall be effective if notice is given in accordance with Section 10.02, (iv) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any court specified in clause (ii) above, (v) knowingly, intentionally and voluntarily waives to the fullest extent permitted by Applicable Law all rights of trial by jury in any Action brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder or the actions of any party in the negotiation, administration, performance and enforcement of this Agreement and the transactions contemplated hereby, (vi) agrees that none of the Debt Financing Sources Related Parties will have any liability to any party to this Agreement relating to or arising out of this Agreement, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (provided, that, notwithstanding the foregoing, nothing herein shall affect the rights of Buyer against the Debt Financing Sources Related Parties with respect to the Financing or any of the transactions contemplated hereby or any services thereunder), (vii) agrees that the Debt Financing Sources Related Parties are express third party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 10.16 and no amendment or waiver of such provisions, the definition of “Debt Financing Sources” and “Debt Financing Sources Related Parties” (or any other provision or definition of this Agreement to the extent that such amendment or waiver would modify the substance of any such foregoing Section or defined term used therein) that is adverse to any Debt Financing Sources Related Party shall be effective as to such Debt Financing Sources Related Party without the prior written consent of such Debt Financing Source, and (viii) with respect only to any Acquired Company, agrees to (x) cause any suit, action or proceeding asserted against any Debt Financing Source by any Acquired Company or any of its subsidiaries or (y) request that any Action asserted against any Debt Financing Source on behalf of any Acquired Company or any of its Affiliates or by any officer, director, employee, member, manager, partner, controlling Person, advisor, attorney, agent and representative thereof, in each case of clauses (x) and (y), in connection with this Agreement, the Financing, the Financing Commitments and the transactions contemplated hereby and thereby to be dismissed or otherwise terminated.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized representatives as of the day and year first above written.

SELLER:

NRG ENERGY, INC.

By:	/s/ Robert J. Gaudette
Name: Robert J. Gaudette
Title: President and Chief Executive Officer, NRG Energy

BUYER:

ORBIT ACQUISITION HOLDCO, LLC

By:	/s/ Alex Staehely
Name: Alex Staehely
Title: Managing Director

[Signature Page to Purchase and Sale Agreement]

Annex A

Form of Transition Services Agreement

[See attached]

A-1

Annex B

Form of Assignment and Assumption Agreement

[See attached]

B-1

Annex C

Employee Matters

[See attached]

C-1

Annex D

Forms of New Commercial Contracts

[See attached]

D-1